   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 30, 1999

                                            REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                ANTIGENICS INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             2836                            06-1562417
   (STATE OR OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                          630 FIFTH AVENUE, SUITE 2100
                            NEW YORK, NEW YORK 10111
                                 (212) 332-4774
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                              GARO H. ARMEN, PH.D.
                            CHIEF EXECUTIVE OFFICER
                                ANTIGENICS INC.
                          630 FIFTH AVENUE, SUITE 2100
                            NEW YORK, NEW YORK 10111
                                 (212) 332-4774
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

               MICHAEL LYTTON, ESQ.                               DANIELLE CARBONE, ESQ.
                PAUL KINSELLA, ESQ.                                 SHEARMAN & STERLING
                PALMER & DODGE LLP                                 599 LEXINGTON AVENUE
                 ONE BEACON STREET                               NEW YORK, NEW YORK 10022
            BOSTON, MASSACHUSETTS 02108                               (212) 848-4000
                  (617) 573-0100

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
                                                  ---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
              ---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
              ---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                            ------------------------

                        CALCULATION OF REGISTRATION FEE

============================================================================================================
                                                                 PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                                          AGGREGATE OFFERING          AMOUNT OF
SECURITIES TO BE REGISTERED                                          PRICE(1)            REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share......................       $46,000,000               $12,788
============================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE SECURITIES AND EXCHANGE COMMISSION DECLARES OUR REGISTRATION STATEMENT EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 30, 1999

 PRELIMINARY PROSPECTUS

             SHARES

 ANTIGENICS INC.                                                          [LOGO]

 COMMON STOCK

 $       PER SHARE

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-  Antigenics Inc. is offering        shares of its common stock.

-  We anticipate that the initial public offering price will be between $
   and $     per share.

- This is a firm commitment initial public offering and no public market currently exists for our shares.

-  Proposed trading symbol: Nasdaq
   National Market - AGEN

                             ----------------------

 THIS INVESTMENT INVOLVES RISKS.  SEE "RISK FACTORS" BEGINNING ON PAGE 8.

================================================================================

                                                                PER SHARE       TOTAL
                                                                ---------    -----------
  Public offering price.......................................   $           $
  Underwriting discount.......................................   $           $
  Proceeds to Antigenics......................................   $           $

================================================================================

 The underwriters have a 30-day option to purchase up to additional shares of common stock from us to cover over-allotments, if any.

 NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 U.S. BANCORP PIPER JAFFRAY                                   ROBERTSON STEPHENS

               THE DATE OF THIS PROSPECTUS IS             , 2000.

                         [PICTURE OF VIAL OF ONCOPHAGE]

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
Summary.....................................................      4
Risk Factors................................................      8
Use of Proceeds.............................................     19
Dividend Policy.............................................     19
Forward-Looking Statements..................................     20
Capitalization..............................................     21
Dilution....................................................     22
Selected Consolidated Financial Data........................     23
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     25
Business....................................................     31
Management..................................................     48
Certain Relationships and Related Transactions..............     54
Principal Stockholders......................................     55
Description of Capital Stock................................     56
Shares Eligible For Future Sale.............................     58
Underwriting................................................     59
Legal Matters...............................................     60
Experts.....................................................     60
Where You Can Find More Information.........................     60
Index To Consolidated Financial Statements..................    F-1

                             ----------------------

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, the securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date in the front cover, but the information may have changed since that date.

In this prospectus, Antigenics Inc., together with Antigenics L.L.C., is referred to as "we," "us" or "Antigenics," unless the context indicates otherwise.

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                                    SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the financial information. Except as set forth in the consolidated financial statements or as otherwise specified in this prospectus, all information in this prospectus gives effect to:

      -     the $39.2 million private placement completed in November 1999; and

      - the change from a limited liability company to a corporation which will occur concurrently with this offering.

In addition, unless otherwise stated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

BUSINESS OF ANTIGENICS

Antigenics is engaged in the discovery and development of a family of novel immunotherapeutics for the treatment of life threatening and chronic medical conditions. Immunotherapeutics are drugs that work by modulating the immune system to fight disease. We are currently evaluating our lead immunotherapeutic, Oncophage, in six separate phase II or phase I/II clinical trials in four different cancers, and we expect to start a pivotal phase III trial by mid-2000. We are also developing immunotherapeutics to treat infectious diseases, such as genital herpes, and autoimmune disorders, such as diabetes and multiple sclerosis. Based upon our scientific and drug development skills, our technology platform and our strategic expertise, we intend to become a leader in drug discovery, development and commercialization.

Our immunotherapeutics are based on a specific class of proteins known as heat shock proteins. Heat shock proteins are present in all cells throughout the body and published research suggests that they play a central role in the generation of immune responses. We believe that when we inject our heat shock protein-based immunotherapeutics into patients, they elicit a powerful immune response. We believe this immune response is capable of systemically targeting and killing cancers or other diseased cells from which the specific heat shock proteins were derived.

We believe our heat shock protein technology can be used broadly for the treatment of a wide variety of diseases. Each of our heat shock protein-based immunotherapeutics includes a heat shock protein that is constant and a repertoire of peptides that varies depending on the target disease. For diseases such as cancer, which vary among individuals, we use heat shock protein-peptide complexes derived from a patient's own cancer and therefore our immunotherapeutics are patient-specific, or autologous. For each infectious disease which is generally caused by a common pathogen, we intend to produce a disease-specific immunotherapeutic using that same common pathogen. Our heat shock protein technology has been shown to stimulate the immune system to treat cancers in a wide range of preclinical studies. In addition, over one dozen scientific institutions world-wide have independently confirmed various aspects of our technology platform.

Our lead immunotherapeutic, Oncophage, consists of purified, patient-specific heat shock protein-peptide complexes and is designed to elicit an immune response to a patient's cancer. The manufacturing process for Oncophage begins when a patient's tumor is surgically removed and shipped frozen by overnight courier to our manufacturing facility. Using our proprietary methods, we purify Oncophage from the tumor tissue in a process that takes less than 10 hours. We then ship Oncophage frozen to the hospital for administration to the patient. A patient is initially injected with Oncophage four to six weeks after surgery. The typical course of treatment involves a series of injections into the skin once per week for four to six weeks.

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To date, we have treated approximately 140 advanced stage cancer patients with Oncophage in our clinical trial programs. We have initially targeted cancers for which there are limited or no treatment alternatives and tumor types and stages of disease that involve resectable tumors. Further, we have targeted cancers and stages of disease that we believe can be evaluated in clinical trials with near term endpoints to permit rapid and efficient completion of clinical trials and submission of regulatory filings. We are currently conducting separate phase II or phase I/II clinical trials with Oncophage for the treatment of:

      -     renal cell carcinoma, a type of kidney cancer;

      -     metastatic melanoma, a type of skin cancer;

      -     colorectal cancer, or cancer of the colon and rectum; and

      -     gastric cancer, or stomach cancer.

In addition, we are planning to start phase II clinical trials evaluating Oncophage as a treatment for sarcoma, a type of soft tissue cancer, and low grade indolent non-Hodgkin's lymphoma, a type of cancer that originates in the lymph tissue. We also expect to begin a pivotal phase III trial for Oncophage as a treatment for renal cell carcinoma by mid-2000.

Preliminary results from our completed and ongoing clinical trials indicate that Oncophage is generally safe and well tolerated. These results also demonstrate preliminary indications of clinical benefit in a number of patients. For example, in renal cell carcinoma, we have shown that Oncophage has achieved a response rate, a common measure of clinical benefit, comparable to that of the existing approved treatment without the significant side effects associated with that treatment. We have also shown that in all patients who responded clinically, the number of immune cells increased after treatment with Oncophage. Moreover, we have shown that we can manufacture Oncophage consistently and in sufficient quantities from most tumor types.

In addition to cancer, we believe our heat shock protein derived immunotherapeutics may be effective in treating various infectious diseases and autoimmune disorders. Our immunotherapeutics for treating infectious diseases will consist of heat shock proteins complexed to peptides that are produced by disease-causing pathogens. We have targeted genital herpes as our first infectious disease indication and are conducting preclinical studies. We anticipate filing an Investigational New Drug Application, or IND, with the United States Food and Drug Administration, or FDA, for genital herpes in 2000.

We are also researching the applicability of heat shock proteins to treat autoimmune disorders like diabetes and multiple sclerosis. We have demonstrated in a number of animal models that heat shock proteins administered in high doses can turn off the misguided immune responses responsible for several autoimmune disorders.

OFFICE LOCATION

Our principal operations are located in Woburn, Massachusetts and our executive offices are located in New York, New York. The address for our executive offices is 630 Fifth Avenue, Suite 2100, New York, New York 10111 and our telephone number is (212) 332-4774.

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THE OFFERING

Common stock offered by us..........                 shares

Common stock outstanding after this
  offering..........................                 shares. This number
                                           excludes           shares of common
                                           stock issuable upon exercise of
                                           options outstanding at             ,
                                           1999, with a weighted average
                                           exercise price of $          per
                                           share and           shares issuable
                                           upon exercise of warrants outstanding
                                           at             , 1999, with an
                                           exercise price of $          per
                                           share.

Offering price......................       $          per share

Use of proceeds.....................       To fund clinical trials; to fund
                                           research and development of our
                                           immunotherapeutics; to increase our
                                           manufacturing capacity; and for
                                           general corporate purposes.

                                           You should read our discussion under
                                           "Use of Proceeds."

Proposed Nasdaq National Market
  symbol............................       AGEN

CORPORATE BACKGROUND AND MERGER

Our business was formed in March 1994. We currently operate as a limited liability company, Antigenics L.L.C. Concurrently with the completion of this offering, Antigenics L.L.C. will change its structure from a limited liability company to a corporation. This change will occur by merging Antigenics L.L.C. with and into Antigenics Inc., a newly formed Delaware corporation. Membership units, options and warrants in Antigenics L.L.C. will be exchanged in the merger for shares of Antigenics Inc. common stock and options and warrants exercisable for shares of Antigenics Inc. common stock.

This prospectus contains our trademark, Oncophage(R). Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

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SUMMARY CONSOLIDATED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                               PERIOD FROM                                                                          PERIOD FROM
                              MARCH 31, 1994                                                                       MARCH 31, 1994
                                 (DATE OF                                                  NINE MONTHS ENDED          (DATE OF
                              INCEPTION) TO           YEAR ENDED DECEMBER 31,                SEPTEMBER 30,         INCEPTION) TO
                               DECEMBER 31,    -------------------------------------   -------------------------   SEPTEMBER 30,
                                   1994         1995      1996      1997      1998        1998          1999            1999
                              --------------   -------   -------   -------   -------   -----------   -----------   --------------
                                                                                       (UNAUDITED)   (UNAUDITED)    (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Revenue...................      $  --        $    --   $    --   $    --   $    --     $    --      $     --        $     --
  Operating expenses:
    Research and
      development...........       (112)          (742)   (1,569)   (2,548)   (5,908)     (4,072)       (6,926)        (17,806)
    General and
      administrative........        (56)        (2,453)   (1,042)   (1,375)   (2,735)     (1,823)       (3,825)        (11,486)
    Depreciation and
      amortization..........        (15)           (40)      (79)     (202)     (360)       (273)         (726)         (1,422)
                                  -----        -------   -------   -------   -------     -------      --------        --------
  Loss from operations......       (183)        (3,235)   (2,690)   (4,125)   (9,003)     (6,168)      (11,477)        (30,714)
  Interest income, net......         --              8       281       481       736         580           489           1,996
  Non-operating income......         --             --       250        --        --          --            --             250
                                  -----        -------   -------   -------   -------     -------      --------        --------
  Net loss(1)...............      $(183)       $(3,227)  $(2,159)  $(3,644)  $(8,267)    $(5,588)     $(10,988)       $(28,468)
                                  =====        =======   =======   =======   =======     =======      ========        ========
UNAUDITED PRO FORMA
  CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Pro forma net loss(2).....
  Pro forma net loss per
    common share, basic and
    diluted(2)..............
  Pro forma weighted average
    shares outstanding,
    basic and diluted(2)....

                                              AS OF DECEMBER 31,                    AS OF SEPTEMBER 30, 1999
                                         ----------------------------    ----------------------------------------------
                                                                                                           PRO FORMA,
                                          1996      1997       1998      HISTORICAL     PRO FORMA(3)     AS ADJUSTED(4)
                                         ------    -------    -------    -----------    -------------    --------------
                                                                         (UNAUDITED)     (UNAUDITED)      (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents............  $9,588    $13,086    $22,168      $12,612         $50,882           $
  Total current assets.................   9,639     13,246     22,447       13,226          51,496
  Total assets.........................  10,041     14,090     26,636       21,280          59,550
  Total current liabilities............     883        878      2,285        2,170           2,170
  Long-term liabilities, less current
    portion............................      --         --        709        2,368           2,368
  Members' equity/stockholders'
    equity.............................   9,158     13,212     23,641       16,742          55,012

---------------------------------------------

(1)Since we have operated historically as a limited liability company, in accordance with federal, state and local income tax regulations which provide that no income taxes are levied on United States limited liability companies and each member of the company is individually responsible for reporting the member's share of our net income or loss, we do not provide for income taxes in our consolidated financial statements.

(2)The pro forma consolidated statements of operations data give effect to the change from a limited liability company to a corporation as though this event occurred as of January 1, 1998. Each unit of members' equity outstanding will
   be exchanged for       shares of common stock. The pro forma consolidated
   statements of operations data are unaudited and reflect adjustments which are necessary, in our management's opinion, for a fair presentation of our consolidated results of operations on a pro forma basis. Pro forma weighted average shares outstanding used for computing pro forma diluted loss per common share are the same as those used for computing pro forma basic loss per common share because our options are not included in the calculation since the inclusion of such potential common shares would be antidilutive.

(3)The pro forma consolidated balance sheet data give effect to the unaudited pro forma adjustments as described in footnote (2) and the $39.2 million private placement completed in November 1999 as though these events occurred as of September 30, 1999. Pro forma cash and cash equivalents and stockholders' equity do not include $653,000 in subscriptions receivable and $293,000 of private placement expenses.

(4)The pro forma as adjusted consolidated balance sheet data give effect to the unaudited pro forma adjustments as described in footnote (3) and are adjusted
   to reflect the issuance of         shares of common stock at $        per
   share, after deducting our estimated offering expenses and the underwriting discount, as though these events occurred as of September 30, 1999.

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                                  RISK FACTORS

You should carefully consider the following risk factors before you decide to buy our common stock. If any of these risks actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

                         RISKS RELATED TO OUR BUSINESS

WE DO NOT CURRENTLY GENERATE ANY REVENUE, AND WE CANNOT GUARANTEE THAT WE WILL EVER COMMERCIALIZE ANY OF OUR IMMUNOTHERAPEUTICS AND GENERATE REVENUE IN THE FUTURE.

  WE MUST RECEIVE SEPARATE REGULATORY APPROVAL FOR EACH OF OUR
  IMMUNOTHERAPEUTICS IN EACH INDICATION BEFORE THEY CAN BE SOLD COMMERCIALLY IN THE UNITED STATES OR INTERNATIONALLY.

To obtain regulatory approvals, we must, among other requirements, complete clinical trials demonstrating that a particular immunotherapeutic is safe and effective. Because Oncophage is our only immunotherapeutic in clinical trials, any delays or difficulties we encounter in these clinical trials may have a significant adverse impact on our operations and cause our stock price to decline significantly. We have limited clinical data. Future clinical trials may not show that Oncophage is safe and effective. In addition, our clinical trials of Oncophage might be delayed or halted for various reasons, including:

      - Oncophage may not appear to be more effective than current therapies;

      -     Oncophage may have unforeseen adverse side effects;

      -     the time required to determine efficacy may be longer than expected;

      - patients may die during a clinical trial because their disease is too advanced or because they experience medical problems that may not be related to Oncophage;

      -     sufficient number of patients may not enroll in the trials; or

      - we may not be able to produce sufficient quantities of Oncophage to complete the trials.

We rely on third party clinical investigators to conduct our clinical trials. As a result, we may encounter delays outside of our control.

The process of obtaining and maintaining regulatory approvals for new therapeutic products is lengthy, expensive and uncertain. It also can vary substantially, based on the type, complexity and novelty of the product involved. To date, the FDA and foreign regulatory agencies have approved only a limited number of cancer immunotherapeutics for commercial sale. Furthermore, the FDA and foreign regulatory agencies have relatively little experience with autologous therapies. This lack of experience may lengthen the regulatory review process for Oncophage, increase our development costs and delay commercialization. In addition, problems encountered with other companies' immunotherapeutic products may slow the regulatory approval for our immunotherapeutics. The FDA may not consider Oncophage to be an appropriate candidate for fast track designation should we choose to seek it. Accordingly, Oncophage or any of our other future drug candidates could take a significantly longer time to gain regulatory approval than we expect or may never gain approval.

  BECAUSE DEVELOPMENT OF OUR IMMUNOTHERAPEUTICS FOR INFECTIOUS DISEASES AND AUTOIMMUNE DISORDERS WILL INVOLVE A LENGTHY AND COMPLEX PROCESS, WE ARE NOT CERTAIN WE WILL BE ABLE TO DEVELOP ANY MARKETABLE IMMUNOTHERAPEUTICS FOR THESE INDICATIONS.

We have not completed the preclinical development of our immunotherapeutics for any infectious disease or autoimmune disorder. We will need to conduct extensive additional research, preclinical and clinical testing of these immunotherapeutics prior to commercialization. This development process takes several years and often fails to yield commercial products. For example, regulatory authorities may not permit human testing of these immunotherapeutics and, even if human testing is permitted, the subsequent clinical trials may not demonstrate that an immunotherapeutic is safe and effective.

  EVEN IF SOME OF OUR IMMUNOTHERAPEUTICS RECEIVE REGULATORY APPROVAL, THOSE IMMUNOTHERAPEUTICS MAY STILL FACE SUBSEQUENT REGULATORY DIFFICULTIES.

If we receive regulatory approval to sell any of our immunotherapeutics, the FDA or a comparable foreign regulatory agency may, nevertheless, limit the indicated uses of that immunotherapeutic. In addition, a marketed product, its manufacturer and the manufacturer's facilities are subject to continual review and periodic inspections by regulatory agencies. Furthermore, the FDA and foreign regulatory agencies may require expensive post-approval trials. The discovery of previously unknown problems with a product, manufacturer or facility can result in restrictions on the product or manufacturer, including withdrawal of the product from the market. The failure to comply with applicable regulatory approval requirements can, among other things, result in:

      -     warning letters;

      -     fines and other civil penalties;

      -     suspended regulatory approvals;

      - refusal to approve pending applications or supplements to approved applications;

      -     refusal to permit exports from the United States;

      -     product recalls;

      -     seizure of products;

      -     injunctions;

      -     operating restrictions;

      -     total or partial suspension of production; and/or

      -     criminal prosecution.

WE MAY ENCOUNTER MANUFACTURING PROBLEMS THAT LIMIT OUR ABILITY TO SUCCESSFULLY COMMERCIALIZE OUR IMMUNOTHERAPEUTICS.

  IF WE ARE UNABLE TO PURIFY HEAT SHOCK PROTEINS FROM SOME CANCER TYPES, THE SIZE OF OUR POTENTIAL MARKET WOULD DECREASE.

Our ability to successfully commercialize an immunotherapeutic for a particular cancer type depends on our ability to purify heat shock proteins taken from that type of cancer. Based on our clinical trials conducted to date, in renal cell carcinoma, we have been able to manufacture Oncophage from 98% of the tumors delivered to our manufacturing facility; for melanoma, 90%; for colorectal carcinoma, 100%; for gastric cancer, 71%; and for pancreatic cancer, 30%. The relatively low rate for pancreatic cancer is due to the abundance of proteases in pancreatic tissue. Proteases are enzymes that break down proteins. These proteases degrade the heat shock proteins during the purification process. We may encounter this problem or similar problems with other types of cancers as we expand our research. If these problems cannot be overcome, the number of cancer types that our immunotherapeutics could treat would be limited.

  DELAYS IN OBTAINING REGULATORY APPROVAL OF OUR MANUFACTURING FACILITY AND DISRUPTIONS IN OUR MANUFACTURING PROCESS MAY DELAY OR DISRUPT OUR COMMERCIALIZATION EFFORTS.

Before we can begin commercially manufacturing our immunotherapeutics, we must obtain regulatory approval of our manufacturing facility and process. Manufacturing of our immunotherapeutics must comply with the FDA's current Good Manufacturing Practices requirements, commonly known as cGMP, and foreign regulatory requirements. The cGMP requirements govern quality control and documentation policies and procedures. In complying with cGMP and foreign regulatory requirements, we will be obligated to expend time, money and effort in production, recordkeeping and quality control to assure that the product meets applicable specifications and other requirements. Failure to comply with these requirements would subject us to possible regulatory action and may limit the jurisdictions in which we are permitted to sell our immunotherapeutics.

We recently transitioned the manufacturing of Oncophage from our facility in Framingham, Massachusetts to our new facility in Woburn, Massachusetts. We have limited manufacturing experience in this facility and unforeseen circumstances may cause delays or disruptions in our manufacturing process. This facility will be continuously subject to inspection by the FDA, The Commonwealth of Massachusetts and foreign regulatory authorities. Preparing this facility for commercial manufacturing may take longer than planned and the costs of complying with FDA regulations may be higher than those which we have budgeted. In addition, any material changes we make to the manufacturing process may require approval by the FDA, The Commonwealth of Massachusetts or foreign regulatory authorities. Obtaining these approvals could take longer than expected and could disrupt our manufacturing process.

We are the only manufacturer of our immunotherapeutics. For the next several years, we expect that all of our manufacturing will take place in our facility in Woburn, Massachusetts. If this facility or the equipment in the facility is significantly damaged or destroyed, we will not be able to quickly or inexpensively replace our manufacturing capacity. Due to the nature of our immunotherapeutics, a third party may not be able to manufacture our immunotherapeutics.

We have no experience manufacturing Oncophage in the volumes that will be necessary to support large clinical trials or commercial sales. Our present manufacturing process may not meet our initial expectations as to:

      -     scheduling;

      -     reproducibility;

      -     yields;

      -     purity;

      -     costs;

      -     potency;

      -     quality; and

      -     other measurements of performance.

In addition, we have not demonstrated the ability to manufacture our immunotherapeutics other than Oncophage in quantities sufficient for any clinical trials.

IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY, TRADE SECRETS OR KNOW-HOW, WE MAY NOT BE ABLE TO OPERATE OUR BUSINESS PROFITABLY.

  IF WE FAIL TO SUSTAIN AND FURTHER BUILD OUR INTELLECTUAL PROPERTY RIGHTS, COMPETITORS WILL BE ABLE TO TAKE ADVANTAGE OF OUR RESEARCH AND DEVELOPMENT EFFORTS TO DEVELOP COMPETING THERAPIES.

Our success will depend, in part, on our ability to maintain protection for our products and technologies under the patent laws of the United States and other countries, so that we can stop others from using our inventions. Our success also will depend on our ability to prevent others from using our trade secrets. In addition, we must operate in a way that does not infringe, or violate, the intellectual property rights of other parties.

We have exclusive rights to seven issued U.S. patents, and foreign counterpart patents and patent applications, relating to our heat shock protein technology. Our rights to these patents are as a result of an exclusive worldwide license with Fordham University and one with Mount Sinai School of Medicine of New York University. In addition, we have licensed or optioned rights to 44 pending U.S. patent applications and foreign counterpart patents and patent applications. The standards which the U.S. Patent and Trademark Office uses to grant patents are not always applied predictably or uniformly, and can change. Consequently, we cannot be certain as to the type and extent of patent claims that will be issued to us in the future. Any patents which do issue may not contain claims which will permit us to stop competitors from using similar technology. The standards which courts use to interpret patents are not always applied predictably or uniformly, and can change, particularly as new technologies develop. Consequently, we cannot be certain as to how much protection, if any, will be given to our patents, if we attempt to enforce them and they are challenged in court. If we choose to go to court to stop someone else from using the inventions claimed in our patents, that individual or company has the right to ask the court to rule that our patents are invalid and should not be enforced against them. These lawsuits are expensive and would consume time and other resources, even if we were successful in stopping the violation of our patents. In addition, there is a risk that the court will decide that our patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of our patents were upheld, the court will refuse to stop the other party on the ground that its activities are not covered by, that is, do not infringe, the patent.

Furthermore, a third party may claim that we are using inventions covered by their patents and may go to court to stop us from engaging in our normal operations and activities, such as research and development and the sale of products. Such lawsuits are expensive and would consume time and other resources. There is a risk that a court would decide that we are violating the third party's patents and would order us to stop the activities covered by the patents. In addition, there is a risk that a court will order us to pay the other party's damages for having violated their patents.

We rely on certain proprietary trade secrets and know-how that are not patentable. We have taken measures to protect our unpatented trade secrets and know-how, including the use of confidentiality agreements with our employees, consultants and certain contractors. It is possible, however, that:

      -     the agreements may be breached;

      -     we would have inadequate remedies for any breach; or

      - our trade secrets will otherwise become known or be independently developed or discovered by competitors.

  WE MAY INCUR SUBSTANTIAL COSTS AS A RESULT OF LITIGATION OR OTHER PROCEEDINGS RELATING TO PATENT AND OTHER INTELLECTUAL PROPERTY RIGHTS.

The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because of their substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to continue our operations.

Should third parties file patent applications, or be issued patents, claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings in the United States Patent and Trademark Office to determine priority of invention. We, or our licensors, also could be required to participate in interference proceedings involving our issued patents and pending applications of another entity. An adverse outcome in an interference proceeding could require us to cease using the technology or to license rights from prevailing third parties. There is no guarantee that any prevailing party would offer us a license or that any license, if made available to us, could be acquired on commercially acceptable terms.

We cannot guarantee that the practice of our technologies will not conflict with the rights of others. We are aware of a United States patent, issued to a third party, with claims directed to certain heat shock protein based immunotherapeutics and their use in the field of tissue grafting. We do not believe that our products or activities are infringing any valid claims of this patent. We also are aware of a United States patent, issued to a different third party, with claims directed to certain methods of making heat shock protein products. No therapeutic methods are claimed in this patent. In any event, none of the methods we presently use to make Oncophage are claimed in this patent. Moreover, we do not believe that our methods of producing any of our heat shock protein-based immunotherapeutics would infringe any valid claims of this patent. However, we cannot guarantee that we will not be sued for infringing these, or any other, patents. One of the patent applications licensed to us contains claims which are substantially the same as claims in the later third party patent. Therefore, there is a possibility that an interference will be declared. In an interference proceeding, the party with the earliest effective filing date has certain advantages. We believe that our claims have an earlier effective filing date than the claims of the other patent. However, we cannot guarantee that we would prevail in any interference proceeding that might be declared.

In some foreign jurisdictions, we could become involved in opposition proceedings, either by opposing the validity of another's foreign patent or by third parties opposing the validity of our foreign patents. In 1995, a European patent, with claims directed to the use of heat shock proteins to produce or enhance immune responses to cancer and infectious diseases, issued to the Whitehead Institute for Biomedical Research and to the Medical Research Council. This patent is exclusively licensed to StressGen Biotechnologies Corporation. No attempts have been made to enforce this patent against us. Nonetheless, we are seeking to have this patent revoked in its entirety in an opposition proceeding in the European Patent Office. The European Patent Office has issued a provisional, non-binding opinion that this third party patent should be revoked in its entirety. The patent owners, in response, amended the patent claims to exclude autologous treatment of tumors. We then argued that this third party patent still should be revoked in its entirety. Even if the European Patent Office changes its position and the patent is maintained with the amended claims, we still should be free to practice our autologous cancer business in Europe. However, the patent owners or their licensee might try to enforce the amended patent against our infectious disease business in Europe. Any decision to revoke the patent in its entirety, or to maintain the patent in any form, can be appealed. It may be years before a final, non-appealable decision is reached, during which time, the patent, with any amendments made during the opposition proceedings, remains enforceable. Participation in the opposition proceedings and appeals may be costly. Furthermore, if we are sued on this patent in Europe prior to any final decision of revocation, the cost of defending ourselves could be substantial, even if we ultimately succeed in proving that we do not infringe any valid claims of this patent.

This European patent claims priority to a United States patent application filed in 1988. We do not know whether this application, or any related application, still is pending. We do not believe that any United States patent has issued from this application and we do not know whether a United States patent will ever issue from this patent application. If a United States patent does issue, we do not know whether the patent will be enforceable, whether any valid claims will cover our activities or products, or whether the patent owner will attempt to assert the patent against us.

Earlier this year, we received correspondence from both Copernicus Therapeutics, Inc. and its counsel alleging similarity between the companies' respective logos and demanding that we cease using our logo. In July 1999, a response was sent to Copernicus, stating that we have prior rights in our logo. The response to Copernicus also stated that since the respective corporate names are vastly different, both companies should be able to continue the use of their respective logos without causing public confusion. At this time, no further communications have been received from Copernicus or its counsel. Although we do not believe we are infringing any rights owned by Copernicus, we do not know whether Copernicus will proceed with a trademark lawsuit against us.

WE ARE AN EARLY STAGE BIOTECHNOLOGY COMPANY THAT MAY NEVER BE PROFITABLE.

  IF WE INCUR OPERATING LOSSES FOR LONGER THAN WE EXPECT, WE MAY BE UNABLE TO CONTINUE OUR OPERATIONS.

We have not generated any revenues from sales, and we do not expect to generate significant revenues for several years. We have incurred losses since we were formed. From inception through September 30, 1999, we have generated losses totaling $28,468,000. We expect to incur increasing and significant losses over the next several years as we complete our Oncophage clinical trials, apply for regulatory approvals, continue development of our technology and expand our operations.

Our profitability will depend on the market acceptance of any of our immunotherapeutics that receive FDA or foreign regulatory approval. The commercial success of any of our immunotherapeutics will depend on whether:

      -     the immunotherapeutic is more effective than alternative treatments;

      - side effects of the immunotherapeutic are acceptable to doctors and patients;

      -     we produce the immunotherapeutic at a competitive price;

      -     we obtain sufficient reimbursement for the immunotherapeutic; and

      - we have sufficient capital to market the immunotherapeutic effectively.

Because Oncophage is autologous, or patient specific, it may be more expensive to manufacture than conventional therapeutic products. This increased expense may decrease our profit margins. Furthermore, because our autologous products are novel, some doctors and patients may be reluctant to use them.

  IF WE FAIL TO OBTAIN THE CAPITAL NECESSARY TO FUND OUR OPERATIONS, WE WILL BE UNABLE TO ADVANCE OUR DEVELOPMENT PROGRAMS AND COMPLETE OUR CLINICAL TRIALS.

Developing immunotherapeutics and conducting clinical trials in multiple indications is expensive. We plan to conduct clinical trials for many different cancer types simultaneously, which will increase our costs. We will need to raise additional capital:

      -     to fund operations;

      -     to continue the research and development of our immunotherapeutics;
            and

      -     to commercialize our immunotherapeutics.

Additional financing may not be available on favorable terms or at all. If we are unable to raise additional funds when we need them, we may be required to delay, reduce or eliminate some or all of our development programs and some or all of our clinical trials. We also may be forced to license technologies to others that we would prefer to develop internally.

On September 30, 1999, we had $12,612,000 in cash and cash equivalents. We believe that, with the proceeds from this offering and from the private placement completed in November 1999, we will have sufficient capital to fund our operations for the next two years. We may need to raise capital sooner, however, due to a number of factors, including:

      - an acceleration of the number, size or complexity of our clinical trials;

      -     slower than expected progress in developing our immunotherapeutics;

      -     higher than expected costs to obtain regulatory approvals;

      - higher than expected costs to pursue our intellectual property strategy;

      - higher than expected costs to further develop our manufacturing capability; and

      - higher than expected costs to develop our sales and marketing capability.

BECAUSE OF THE SPECIALIZED NATURE OF OUR BUSINESS, THE TERMINATION OF RELATIONSHIPS WITH OUR SCIENTIFIC ADVISORS OR THE DEPARTURE OF KEY MEMBERS OF MANAGEMENT MAY PREVENT US FROM ACHIEVING OUR OBJECTIVES.

  IF PRAMOD K. SRIVASTAVA, PH.D. SEVERS HIS RELATIONSHIP WITH ANTIGENICS, OUR FUTURE DEVELOPMENT EFFORTS MAY BE HINDERED.

Since our formation, Dr. Srivastava has played a significant role in our research efforts. Dr. Srivastava is a director of our company and acts as chairman of our scientific advisory board. In addition, nearly all of our intellectual property is licensed from institutions at which Dr. Srivastava has worked. We sponsor research in Dr. Srivastava's laboratory at the University of Connecticut Health Center in exchange for the right to license discoveries made in that laboratory with our funding. Dr. Srivastava is a member of the faculty of the University of Connecticut School of Medicine. The regulations and policies of the University of Connecticut Health Center govern the relationship between a faculty member and a commercial enterprise. These regulations and policies prohibit Dr. Srivastava from becoming an employee of Antigenics and may be modified in the future to further limit Dr. Srivastava's relationship with us. While Dr. Srivastava has a consulting agreement with us, which includes financial incentives for him to remain associated with us, we cannot guarantee that he will remain associated with us even during the time covered by the consulting agreement. In addition, this agreement does not restrict his ability to compete with us after his association is terminated.

  IF WE FAIL TO KEEP KEY MANAGEMENT AND SCIENTIFIC PERSONNEL, OUR ABILITY TO DEVELOP OUR IMMUNOTHERAPEUTICS, CONDUCT CLINICAL TRIALS AND OBTAIN FINANCING COULD BE ADVERSELY AFFECTED.

We are highly dependent on our senior management and scientific staff, particularly Garo H. Armen, Ph.D., our chairman and chief executive officer, and Gamil G. de Chadarevian, our vice chairman and executive vice president, international. The competition for qualified personnel in the biotechnology field is intense, and we rely heavily on our ability to attract and retain qualified scientific, technical and managerial personnel. Since our manufacturing process is unique, our manufacturing and quality control personnel are also very important.

THE COMMERCIAL SUCCESS OF ANY OF OUR IMMUNOTHERAPEUTICS WILL DEPEND UPON THE STRENGTH OF THE SALES AND MARKETING EFFORT AND THE AVAILABILITY OF THIRD PARTY REIMBURSEMENT.

  IF WE ARE UNABLE TO ESTABLISH SALES AND MARKETING CAPABILITIES OR ENTER INTO AGREEMENTS WITH PHARMACEUTICAL COMPANIES TO SELL AND MARKET OUR
  IMMUNOTHERAPEUTICS, OUR ABILITY TO GENERATE REVENUES WILL BE DIMINISHED.

We do not have a sales organization and have no experience in the sales, marketing and distribution of pharmaceutical products. If Oncophage is approved for commercial sale, we plan to market it in the United States with our own sales force. Developing a sales force is expensive and time consuming and could delay any product launch. We cannot be certain that we would be able to develop this capacity. If we are unable to establish our sales and marketing capability, we will need to enter into sales and marketing agreements to market Oncophage in the United States. We plan to enter into these types of arrangements for sales outside the United States. If we are unable to establish successful distribution relationships with pharmaceutical companies, we may fail to realize the full sales potential of our immunotherapeutics.

  IF WE FAIL TO OBTAIN ADEQUATE LEVELS OF REIMBURSEMENT FOR OUR
  IMMUNOTHERAPEUTICS FROM THIRD PARTY PAYORS, THE COMMERCIAL POTENTIAL OF OUR IMMUNOTHERAPEUTICS WILL BE SIGNIFICANTLY LIMITED.

Our profitability will depend on the extent to which reimbursement for the cost of our immunotherapeutics will be provided by government health administration authorities, private health insurance providers and other organizations. Many patients will not be capable of paying for our immunotherapeutics themselves. The primary trend in the United States health care industry is toward cost containment and decisions regarding the use of a particular treatment are increasingly influenced by large private payors, managed care organizations, group purchasing organizations and similar organizations and are becoming more economically focused. Furthermore, many third party payors limit reimbursement for newly approved health care products. Cost containment measures may prevent us from becoming profitable.

In addition, healthcare reform is an area of significant government focus. Any reform measures, if adopted, could adversely affect:

      - the pricing of immunotherapeutics in the United States or internationally; and

      - the amount of reimbursement available from governmental agencies or other third party payors.

For example, recent proposals regarding Medicare coverage, if they take effect, may put novel cancer therapies like Oncophage at a competitive disadvantage compared to existing therapies.

PRODUCT LIABILITY AND OTHER CLAIMS AGAINST US MAY REDUCE DEMAND FOR OUR PRODUCTS OR RESULT IN SUBSTANTIAL DAMAGES.

We face an inherent risk of product liability exposure related to immunotherapeutics being tested in human clinical trials and will face an even greater risk if any of our therapeutic products are sold commercially. We may become subject to a product liability claim if one of our immunotherapeutics causes, or merely appears to have caused, an injury. Regardless of merit or eventual outcome, product liability claims may result in:

      -     decreased demand for our immunotherapeutics;

      -     injury to our reputation;

      -     withdrawal of clinical trial volunteers;

      -     costs of related litigation; and

      -     substantial monetary awards to plaintiffs.

Oncophage is manufactured from a patient's tumor and must be returned to the same patient for injection. A patient may sue us if we, a hospital or a delivery company fails to deliver the removed tumor or that patient's Oncophage. The logistics of shipping will become more complex as the number of patients we treat increases, and we cannot assure that all shipments will be made without incident. In addition, administration of Oncophage at a hospital poses another chance for delivery to the wrong patient. We do not currently have insurance that covers loss of or damage to Oncophage and do not know whether insurance will be available to us at a reasonable price or at all.

WE MAY BE REQUIRED TO INCUR SIGNIFICANT COSTS TO COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS AND OUR COMPLIANCE MAY LIMIT ANY FUTURE PROFITABILITY.

Our activities involve the use of hazardous, infectious and radioactive materials that could be dangerous to human health, safety or the environment. As appropriate, we store these materials and various wastes resulting from their use at our facility pending ultimate use and disposal. We are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes resulting from their use. We may be required to incur significant costs to comply with both existing and future environmental laws and regulations. In particular, we are subject to regulation by the Occupational Safety and Health Administration and the Environmental Protection Agency and to regulation under the Toxic Substances Control Act and the Resource Conservation and Recovery Act. OSHA or the EPA may adopt regulations that may affect our research and development programs. We are unable to predict whether any agency will adopt any regulations which could have a material adverse effect on our operations.

Although our safety procedures for handling and disposing of these materials comply with federal, state and local laws and regulations, we believe that the risk of accidental injury or contamination from these materials cannot be entirely eliminated. In the event of an accident, we could be held liable for any resulting damages which could be substantial.

OUR COMPETITORS IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES MAY HAVE SUPERIOR PRODUCTS, MANUFACTURING CAPABILITY OR MARKETING EXPERTISE.

Our business may fail because we face intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of immunotherapeutics and other therapeutic products directed at cancer, infectious diseases and autoimmune disorders. Many of our competitors have greater financial and human resources and more experience. Our competitors may:

      - develop safer or more effective immunotherapeutics and other therapeutic products;

      -     implement more effective approaches to sales and marketing; or

      -     establish superior proprietary positions.

More specifically, if regulatory approvals are received, some of our immunotherapeutics will compete with well-established, FDA approved therapies that have generated substantial sales over a number of years.

We anticipate that we will face increased competition in the future as new companies enter our markets and scientific developments surrounding immunotherapy and other cancer therapies continue to accelerate.

WE MAY NOT BE ABLE TO KEEP UP WITH THE RAPID TECHNOLOGICAL CHANGES IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES WHICH COULD MAKE OUR
IMMUNOTHERAPEUTICS OBSOLETE.

The field of biotechnology is characterized by significant and rapid technological change. Research and discoveries by others may result in medical insights or breakthroughs which may render our immunotherapeutics obsolete even before they generate any revenue.

IF WE EXPERIENCE ANY PROBLEMS WITH Y2K COMPLIANCE, OUR BUSINESS MAY BE
DISRUPTED.

Beginning in the year 2000, the date fields coded in certain software products and computer systems will need to accept four digit entries in order to distinguish 21st century dates from the 20th century dates. This is commonly known as the year 2000 or Y2K problem.

It is possible that our installed computer systems, software products or other business systems, or those of our suppliers or service providers, working either alone or in conjunction with other software systems, will not accept input of, store, manipulate or output dates for the Y2K or subsequent years without error or interruption. We have completed the process of determining whether there are any critical areas of our business that are not Y2K compliant. Where appropriate, we have taken corrective actions and implemented contingency plans to address Y2K problems involving these areas. We estimate that the total cost of addressing any Y2K problems will be immaterial.

Some risks associated with the Y2K problem are beyond our ability to control, including the extent to which our suppliers and service providers can address the Y2K problem. The failure by a third party to adequately address the Y2K issue may have an adverse effect on their operations, which, in turn, may have an adverse impact on us. If, for instance, our supply of electricity and/or water is interrupted, our freezers may not be able to adequately preserve our immunotherapeutics and our scientific experiments may be interrupted.

                         RISKS RELATING TO THE OFFERING

OUR OFFICERS AND DIRECTORS MAY BE ABLE TO BLOCK PROPOSALS FOR A CHANGE IN
CONTROL.

After this offering, our directors and officers will control approximately
     % of our outstanding common stock. Due to this concentration of ownership, directors and officers may be able to prevail on all matters requiring a stockholder vote, including:

      -     the election of directors;

      -     the amendment of our organizational documents; or

      - the approval of a merger, sale of assets or other major corporate transaction.

THE NET PROCEEDS FROM THIS OFFERING MAY BE ALLOCATED IN WAYS WHICH YOU AND OTHER STOCKHOLDERS MAY NOT APPROVE.

Management will have significant flexibility in applying the net proceeds of this offering and could use these proceeds for purposes other than those contemplated at the time of the offering.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND UNDER DELAWARE LAW MAY MAKE AN ACQUISITION OF US MORE DIFFICULT.

We are incorporated in Delaware. Anti-takeover provisions of Delaware law and our charter documents may make a change in control more difficult, even if a change in control is desired by the stockholders. Our anti-takeover provisions include provisions in our certificate of incorporation providing that stockholders' meetings may only be called by the president or the majority of the board of directors and a provision in our by-laws providing that our stockholders may not take action by written consent. Additionally, our board of directors has the authority to issue 1,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. The rights of holders of our common stock are subject to the rights of the holders of any preferred stock that may be issued. The issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock. Our charter also provides for the classification of our board of directors into three classes. This "classified board" generally may prevent stockholders from replacing the entire board in a single proxy contest. In addition, our directors may only be removed from office for cause. Delaware law also prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. The board may use this provision to prevent changes in our management. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future.

OUR COMMON STOCK MAY HAVE A VOLATILE PUBLIC TRADING PRICE AND LOW TRADING
VOLUME.

Prior to this offering, there will have been no public market for our equity. An active public market for our common stock may not develop or be sustained after this offering. We and the underwriters, through negotiations, will determine the initial public offering price. The initial public offering price is not necessarily indicative of the market price at which the common stock will trade after this offering. The market prices for securities of companies comparable to us have been highly volatile, and the market has experienced significant price and volume fluctuations that are unrelated to the operating performance of the individual companies. Many factors may have a significant adverse effect on the market price of the common stock, including:

      -     results of our preclinical and clinical trials;

      - announcement of technological innovations or new commercial products by us or our competitors;

      - developments concerning proprietary rights, including patent and litigation matters;

      - publicity regarding actual or potential results with respect to products under development by us or by our competitors;

      -     regulatory developments; and

      -     quarterly fluctuations in our revenues and other financial results.

THE SALE OF A SUBSTANTIAL NUMBER OF SHARES COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE.

After this offering, we will have        shares outstanding. In connection with
the private placement completed in November 1999, we are obligated to file, approximately 90 days after the date of this prospectus, a registration
statement covering up to        shares for resale. When this registration
statement is declared effective by the Securities and Exchange Commission, these stockholders will be permitted to resell their shares on the Nasdaq National Market. Sales of these shares or anticipation of those sales may depress our stock price.

The sale by our company or the resale by stockholders of shares of our common stock after this offering could cause the market price of the common stock to
decline. The        shares of common stock outstanding after this offering but not offered in this prospectus will be available for resale on the Nasdaq National Market as follows:

      - shares when a resale registration statement to be filed approximately 90 days after the date of this prospectus is declared effective, and

      - shares one year following this offering subject to volume and other limitations.

We intend to file a registration statement following the offering to permit the sale of approximately 4,500,000 shares of common stock under our equity incentive plan and 300,000 shares of common stock under our employee stock
purchase plan. As of             , 1999, options to purchase
shares of our common stock upon exercise of options with a weighted average
exercise price per share of $          were outstanding. Many of these shares
are subject to vesting that generally occurs over a period of up to five years following the date of grant. All vested options are subject to agreements with the underwriters not to sell the shares eligible upon their exercise for 365
days after the offering. As of             , 1999, warrants to purchase
            shares of our common stock with an exercise price per share of
$            were outstanding.

                                USE OF PROCEEDS

The net proceeds to us from the sale of        shares of common stock in this
offering at an assumed public offering price of $     per share are estimated to
be $          million after deducting the underwriting discount and estimated offering expenses payable by us. The net proceeds to us are estimated to be
$          million if the underwriters' over-allotment option is exercised in full.

We intend to use the net proceeds of this offering to fund clinical trials, research, preclinical and development activities for our immunotherapeutics and general corporate purposes, including working capital and an increase in our administrative staff. We may also use a portion of the net proceeds to increase our manufacturing capacity or to acquire complementary businesses or products. We have no specific understandings, commitments or agreements with respect to any acquisition.

We have not determined the amount of net proceeds to be used for each of these purposes. Accordingly, we will have broad discretion to use the proceeds as we see fit. Prior to spending the funds, we will invest the net proceeds in short-term, investment grade, interest-bearing securities or guaranteed obligations of the United States government.

                                DIVIDEND POLICY

We have never paid cash dividends. We currently intend to retain any future earnings to finance the growth and development of our business. We do not intend to pay cash dividends on our common stock in the foreseeable future.

                           FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, principally in the sections entitled "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Business." Generally, these statements can be identified by the use of phrases like "believe," "expect," "anticipate," "plan," "may," "will," "could," "estimate," "potential," "opportunity," "future," "project" and similar terms and include statements about our:

      - product research and development activities and projected expenditures;

      -     the efficacy of our immunotherapeutics in treating diseases;

      -     receipt of regulatory approvals;

      -     spending the proceeds from this offering;

      -     cash needs;

      -     plans for sales and marketing;

      -     results of scientific research;

      -     implementation of our corporate strategy;

      -     Y2K readiness; and

      -     financial performance.

These forward-looking statements may involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed in "Risk Factors." You should carefully consider that information before you make an investment decision. You should not place undue reliance on our forward-looking statements.

                                 CAPITALIZATION
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

The following table sets forth, as of September 30, 1999, our historical and pro forma capitalization and cash and cash equivalents. The pro forma capitalization gives effect to the following transactions as if they occurred on September 30, 1999:

      -     the $39.2 million private placement completed in November 1999; and

      -     the change from a limited liability company to a corporation.

Pro forma cash and cash equivalents and stockholders' equity do not include $653,000 in subscriptions receivable and $293,000 of private placement expenses. The pro forma as adjusted capitalization reflects the pro forma adjustments described in the previous sentence and the sale in this offering of shares of common stock at an assumed initial public offering
price of $       per share and the application of our estimated net proceeds from this offering, after deducting the underwriting discount and estimated offering expenses payable by us. This table does not include an aggregate of shares of common stock issuable upon exercise of stock options outstanding as of September 30, 1999 with a weighted average exercise price of
$       per share. This table should be read in conjunction with our consolidated financial statements and the other financial information included in this prospectus.

                                                                  AS OF SEPTEMBER 30, 1999
                                                         ------------------------------------------
                                                                                       PRO FORMA AS
                                                         HISTORICAL      PRO FORMA       ADJUSTED
                                                         -----------    -----------    ------------
                                                         (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
Cash and cash equivalents............................     $ 12,612       $ 50,882        $
                                                          ========       ========        =======
Long-term liabilities................................     $  2,368          2,368
                                                          --------
Members' capital.....................................       45,210             --
Stockholders' equity
  Common stock, par value $0.01 per share;
     100,000,000 shares authorized,
                    shares issued and outstanding,
     pro forma,                shares issued and
     outstanding, pro forma as adjusted..............           --         83,480
  Preferred stock, par value $0.01 par value per
     share; 1,000,000 shares authorized, no shares
     issued and outstanding, pro forma and pro forma
     as adjusted.....................................           --             --             --
Deficit accumulated during the development stage.....      (28,468)       (28,468)
                                                          --------       --------        -------
  Total members'/stockholders' equity................       16,742         55,012
                                                          --------       --------        -------
          Total capitalization.......................     $ 19,110       $ 57,380        $
                                                          ========       ========        =======

                                    DILUTION

Our pro forma net tangible book value as of September 30, 1999, was $       or
$       per share of common stock. Pro forma net tangible book value per share before this offering represents the amount of our pro forma stockholders' equity, less intangible assets, divided by the pro forma number of shares of common stock outstanding as of September 30, 1999 after giving effect to:

      - the application of net proceeds from the $39.2 million private placement completed in November 1999; and

      -     the change from a limited liability company to a corporation.

Pro forma net tangible book value per share after this offering gives effect to the adjustments described above and to the application of net proceeds from the
sale of                shares of our common stock at an assumed initial public
offering price of $     per share. As of September 30, 1999, our pro forma net
tangible book value after this offering would be $          or $     per share.

This represents an immediate increase in net tangible book value to existing
stockholders of $     per share and an immediate dilution to new investors of
$     per share. The following table illustrates the per share dilution:

Assumed initial public offering price per share.............               $
                                                                           -------
  Pro forma net tangible book value per share before this
    offering................................................
                                                                -------
  Increase in net tangible book value per share attributable to new investors........................................
                                                                -------
Pro forma net tangible book value per share after this
  offering..................................................
                                                                           -------
Dilution per share to new investors.........................               $
                                                                           =======

Assuming the exercise in full of the underwriters' over-allotment option, our adjusted pro forma net tangible value after this offering at September 30, 1999
would have been approximately $     per share, representing an immediate
increase in pro forma tangible book value of $     per share to our existing
stockholders and an immediate dilution in pro forma net tangible book value of
$     per share to purchasers in this offering.

The following table enumerates the number of shares of common stock purchased, the total consideration paid and the average price per share paid by our existing stockholders. The following table also enumerates the number of shares of common stock purchased and the total consideration paid, calculated before deduction of the underwriting discount and estimated offering expenses, and the average price per share paid by the new investors in this offering assuming the
sale of                shares of our common stock at an assumed initial offering
price of $     per share.

                                                        SHARES PURCHASED     TOTAL CONSIDERATION
                                                        -----------------    -------------------    AVERAGE PRICE
                                                        NUMBER    PERCENT    AMOUNT     PERCENT       PER SHARE
                                                        ------    -------    -------    --------    -------------
Existing stockholders...............................                    %    $                %        $
New investors.......................................                    %    $                %        $
                                                        ------     -----     ------      -----         -------
         Total......................................                 100%    $             100%        $
                                                        ======     =====     ======      =====         =======

The tables above are calculated on a pro forma basis as of September 30, 1999 and give effect to the November 1999 private placement and the change from a limited liability company to a corporation.

The tables above assume no exercise of the underwriters over-allotment option and no exercise of stock options outstanding at September 30, 1999. As of September 30, 1999, there were options outstanding to purchase a total of
               shares, at a weighted average exercise price of $       per
share. To the extent that any of these options are exercised, there will be further dilution to new investors. Please see "Capitalization," "Management -- Director Compensation," "-- Executive Compensation" and Note 5 to Antigenics' audited consolidated financial statements and Note C to Antigenics' unaudited consolidated financial statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA
               (IN THOUSANDS, EXCEPT PER SHARE AND PER UNIT DATA)

The selected consolidated balance sheet data set forth below, as of December 31, 1997 and 1998, and the consolidated statement of operations data for each of the years in the three-year period ended December 31, 1998, are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 1994, 1995 and 1996 and selected consolidated statement of operations data for the period from March 31, 1994 (date of inception) to December 31, 1994 and the year ended December 31, 1995 are derived from our audited consolidated financial statements which are not included in this prospectus. These consolidated financial statements of Antigenics L.L.C. have been audited by KPMG LLP, independent certified public accountants.

The selected consolidated financial data as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 and for the period from March 31, 1994 (date of inception) to September 30, 1999 are derived from our unaudited consolidated financial statements which are included elsewhere in this prospectus. The unaudited financial data includes, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial position and the results of our operations for those periods. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1999. The selected consolidated financial data should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes to those consolidated financial statements included elsewhere in this prospectus.

Since we have operated historically as a limited liability company, in accordance with federal, state and local income tax regulations which provide that no income taxes are levied on United States limited liability companies and each member of the limited liability company is individually responsible for reporting the member's share of our net income or loss, we do not provide for income taxes in our consolidated financial statements.

The unaudited pro forma information set forth below reflects adjustments which are necessary, in our management's opinion, for a fair presentation of our consolidated financial condition and results of operations on a pro forma basis. The unaudited pro forma net loss, basic and diluted net loss per common share and weighted average shares outstanding for the year ended December 31, 1998 and the nine months ended September 30, 1999 give effect to the change from a limited liability company to a corporation and the exchange of each unit of
members' equity into   shares of common stock as if they occurred on January 1,
1998.

The unaudited pro forma selected balance sheet data as of September 30, 1999 reflects the events described above as if these events occurred as of September 30, 1999 as well as the $39.2 million private placement completed in November 1999. Pro forma cash and cash equivalents and stockholders' equity do not include $653,000 in subscriptions receivable and $293,000 of private placement expenses.

                               PERIOD FROM                                                                          PERIOD FROM
                              MARCH 31, 1994                                                                       MARCH 31, 1994
                                 (DATE OF                                                  NINE MONTHS ENDED          (DATE OF
                              INCEPTION) TO           YEAR ENDED DECEMBER 31,                SEPTEMBER 30,         INCEPTION) TO
                               DECEMBER 31,    -------------------------------------   -------------------------   SEPTEMBER 30,
                                   1994         1995      1996      1997      1998        1998          1999            1999
                              --------------   -------   -------   -------   -------   -----------   -----------   --------------
                                                                                       (UNAUDITED)   (UNAUDITED)    (UNAUDITED)
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
  Revenue...................     $    --       $    --   $    --   $    --   $    --     $    --      $      --       $     --
  Operating expenses:
    Research and
    development.............        (112)         (742)   (1,569)   (2,548)   (5,908)     (4,072)        (6,926)       (17,806)
    General and
    administrative..........         (56)       (2,453)   (1,042)   (1,375)   (2,735)     (1,823)        (3,825)       (11,486)
    Depreciation and
    amortization............         (15)          (40)      (79)     (202)     (360)       (273)          (726)        (1,422)
                                 -------       -------   -------   -------   -------     -------      ---------       --------
  Loss from operations......        (183)       (3,235)   (2,690)   (4,125)   (9,003)     (6,168)       (11,477)       (30,714)
  Interest income, net......          --             8       281       481       736         580            489          1,996
  Non-operating income......          --            --       250        --        --          --             --            250
                                 -------       -------   -------   -------   -------     -------      ---------       --------
  Net loss..................     $  (183)      $(3,227)  $(2,159)  $(3,644)  $(8,267)    $(5,588)     $ (10,988)      $(28,468)
                                 =======       =======   =======   =======   =======     =======      =========       ========
  Net loss per members'
    equity unit, basic and
    diluted.................     $(10.97)      $(40.92)  $(25.43)  $(40.71)  $(86.42)    $(62.06)     $ (105.57)
                                 =======       =======   =======   =======   =======     =======      =========
  Weighted average number of
    units outstanding, basic
    and diluted.............      16,675        78,854    84,876    89,525    95,673      90,032        104,079
                                 =======       =======   =======   =======   =======     =======      =========
UNAUDITED PRO FORMA
  CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Pro forma net loss........                                                 $                        $
  Pro forma net loss per
    common share, basic and
    diluted.................                                                 $                        $
  Pro forma weighted average
    shares outstanding,
    basic and diluted.......

                                                      AS OF DECEMBER 31,                     AS OF SEPTEMBER 30, 1999
                                       -------------------------------------------------    --------------------------
                                       1994      1995       1996       1997       1998      HISTORICAL      PRO FORMA
                                       -----    -------    -------    -------    -------    -----------    -----------
                                                                                            (UNAUDITED)    (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents..........  $ 129    $   791    $ 9,588    $13,086    $22,168      $12,612       $  50,882
  Total current assets...............    163        876      9,639     13,246     22,447       13,226          51,496
  Total assets.......................    239      1,124     10,041     14,090     26,636       21,280          59,550
  Total current liabilities..........     22        584        883        878      2,285        2,170           2,170
  Long-term liabilities, less current
    portion..........................     --         --         --         --        709        2,368           2,368
  Members' equity/stockholders'
    equity...........................    217        540      9,158     13,212     23,641       16,742          55,012

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations should be read in conjunction with our consolidated financial statements and their notes appearing elsewhere in this prospectus.

OVERVIEW

Since our inception in March 1994, our activities have primarily been associated with the development of our heat shock protein technology and our lead immunotherapeutic, Oncophage. Our business activities have included:

      -     establishing manufacturing capabilities;

      -     product research and development;

      -     manufacturing immunotherapeutics for clinical trials;

      -     regulatory and clinical affairs; and

      -     intellectual property prosecution.

We have incurred significant losses since our inception because we have not generated any revenues. As of September 30, 1999, we had an accumulated deficit of $28,468,000. We expect to continue to incur net losses over the next several years as we complete our Oncophage clinical trials, apply for regulatory approvals, continue development of our technology and expand our operations. We have been dependent on funding from equity and debt financings to fund our business activities. Our financial results may vary depending on many factors, including:

      -     the progress of Oncophage in the regulatory process;

      - the acceleration of our other pharmaceutical candidates into preclinical and clinical trials;

      - our investment in manufacturing process development and in manufacturing capacity for Oncophage and other product candidates;

      - development of a sales and marketing staff and initial sales activities if Oncophage is approved for commercialization; and

      - the progress of our other additional research and development efforts.

HISTORICAL RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1998

Revenue: No revenue was generated during the nine months ended September 30, 1999 or during the nine months ended September 30, 1998.

Research and Development: Research and development expense increased 70.1% to $6,926,000 for the nine months ended September 30, 1999 from $4,072,000 for the nine months ended September 30, 1998. This increase was partially attributable to the increase in the non-cash charge for options granted and earned by outside advisors to $798,000 for the nine months ended September 30, 1999 from $124,000 for the nine months ended September 30, 1998. The remainder of the increase was primarily due to the number of later stage Oncophage clinical trials in process, an increase in our staff to support our expanded business activities and other ongoing development activities. Research and development expenses consisted primarily of compensation for our employees and outside advisors conducting research and development work, funding paid to the University of Connecticut, where we sponsor research, costs associated with the operation of our manufacturing and laboratory facility and funding paid to support our Oncophage clinical trials.

General and Administrative: General and administrative expenses increased 109.8% to $3,825,000 for the nine months ended September 30, 1999 from $1,823,000 for the nine months ended September 30, 1998. This increase was partially due to the increase in the non-cash charge for options granted and earned by outside advisors to $1,079,000 for the nine months ended September 30, 1999 from $58,000 for the nine months ended September 30, 1998. The remainder of the increase was primarily due to the growth in the number of our employees to support our expanded business operations. General and administrative expenses consisted primarily of personnel compensation, office expenses and professional fees.

Depreciation and Amortization: Depreciation and amortization expense increased 165.9% to $726,000 for the nine months ended September 30, 1999 from $273,000 for the nine months ended September 30, 1998. This increase was due to the depreciation expense of our new 30,225 square foot manufacturing and laboratory facility and related equipment.

Interest Income, net: Interest income increased 10.5% to $641,000 for the nine months ended September 30, 1999 from $580,000 for the nine months ended September 30, 1998. This increase was principally attributable to a higher average cash and cash equivalents balance during the nine months ended September 30, 1999 as compared to the nine months ended September 30, 1998 due to a $28,000,000 private equity financing completed in January 1999. Changes in interest rates had an immaterial effect on the change in interest income. Interest expense was $152,000 during the nine months ended September 30, 1999 due to borrowings under a credit facility to fund the construction of our manufacturing and laboratory facility. There was no interest expense during the nine months ended September 30, 1998.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

Revenue: No revenue was generated during the year ended December 31, 1998 or during the year ended December 31, 1997.

Research and Development: Research and development expenses increased 131.9% to $5,908,000 for the year ended December 31, 1998 from $2,548,000 for the year ended December 31, 1997. This increase was due primarily to the significant increase in the number of Oncophage clinical trials in process, higher salary costs due to an increase in the number of our employees as we expanded our business and clinical activities, higher levels of funding paid to support our Oncophage clinical trials, professional fees related to expansion of our intellectual property and patent activities, and the non-cash charge for options granted to and earned by outside advisors.

General and Administrative: General and administrative expenses increased 98.9% to $2,735,000 for the year ended December 31, 1998 from $1,375,000 for the year ended December 31, 1997. This increase was due to costs related to increased personnel necessary to support our expanding business and clinical operations and the non-cash charge for options granted and earned by outside advisors.

Depreciation and Amortization: Depreciation and amortization expense increased 78.2% to $360,000 for the year ended December 31, 1998 from $202,000 for the year ended December 31, 1997. This increase was due to the depreciation expense of our manufacturing and laboratory equipment.

Interest Income, net: Interest income increased 53.0% to $736,000 for the year ended December 31, 1998 from $481,000 for the year ended December 31, 1997. This increase was primarily attributable to a higher average cash and cash equivalents balance during the year ended December 31, 1998 as compared to the year ended December 31, 1997. Changes in interest rates had an immaterial effect on the change in interest income. There was no interest expense during the years ended December 31, 1998 and 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE YEAR ENDED DECEMBER 31, 1996

Revenue: No revenue was generated during the year ended December 31, 1997 or during the year ended December 31, 1996.

Research and Development: Research and development expenses increased 62.4% to $2,548,000 for the year ended December 31, 1997 from $1,569,000 for the year ended December 31, 1996. This increase was primarily due to additional personnel in all our clinical and preclinical programs, an increase in the fee to the research laboratory we sponsor at the University of Connecticut and higher payments to clinics conducting our clinical trials. In addition, we incurred higher professional fees related to the expansion of our intellectual property and patent activities.

General and Administrative: General and administrative expenses increased 32.0% to $1,375,000 for the year ended December 31, 1997 from $1,042,000 for the year ended December 31, 1996. This increase was due to costs related to increased personnel necessary to support our expanding business and clinical operations partially offset by a decrease in the non-cash charge for options granted to and earned by outside advisors.

Depreciation and Amortization: Depreciation and amortization expense increased 155.7% to $202,000 for the year ended December 31, 1997 from $79,000 for the year ended December 31, 1996. This increase was due to the depreciation expense of our manufacturing and laboratory equipment.

Interest Income, net: Interest income increased 71.2% to $481,000 for the year ended December 31, 1997 from $281,000 for the year ended December 31, 1996. This increase was primarily attributable to a higher average cash and cash equivalents balance during the year ended December 31, 1997 as compared to the year ended December 31, 1996. There was no interest expense during both the years ended December 31, 1997 and 1996.

Non-operating Income: We recorded a non-recurring, non-operating fee of $250,000 for the year ended December 31, 1996 relating to a potential collaboration.

INCOME TAXES

No benefit for federal, state or local income taxes has been recorded for the net losses we incurred in the years ended December 31, 1996, 1997 and 1998 and no benefit for income taxes has been recorded for the period from March 31, 1994 (date of inception) through December 31, 1995. In addition, no net losses incurred in 1999 prior to the closing of this offering will be recorded on our federal, state or local income tax returns. Because we operated as a limited liability company for tax purposes during these periods, and will continue to until the closing of this offering, all taxable losses were, and will be, allocated to the members for reporting on their income tax returns. As a result, we will not be able to offset future taxable income, if any, against losses incurred prior to the closing of this offering. Upon conversion from a limited liability company to a corporation, we expect that a valuation allowance equal to any gross deferred tax assets would be recognized as we believe that it is more likely than not that these deferred tax assets will not be realized.

LIQUIDITY AND CAPITAL RESOURCES

We have incurred annual operating losses since inception and at September 30, 1999, we had incurred an accumulated deficit of $28,468,000. Since our inception, we have financed our operations primarily through various private placements of equity, interest income earned on cash and cash equivalent balances and debt provided through a credit line secured by some of our manufacturing and laboratory assets. From our inception through September 30, 1999, we have raised aggregate equity proceeds of $40,322,000 and have borrowed $3,424,000 under our $5,000,000 credit facility. In addition, in November 1999, we raised gross proceeds of $39,216,000 through a private placement of equity. As part of the November 1999 private placement, we issued warrants that expire
September 30, 2002. The exercise price of these warrants is $       per share.
Upon the closing of this offering, we expect some of these warrants will be
converted, on a net exercise basis, into        shares of common stock and that
warrants to purchase             shares of common stock will remain outstanding.
We expect that the proceeds from the November 1999 private placement of equity, the proceeds from this offering, and current working capital will fund our capital expenditures and growing operations over the next two years. Our future capital requirements include, but are not limited to, supporting our Oncophage clinical trial efforts and continuing our other research and development programs. Satisfying our long-term liquidity needs will require the successful commercialization of Oncophage or other products and may require additional capital.

Our cash and cash equivalents at September 30, 1999 were $12,612,000, a decrease of $9,556,000 from December 31, 1998. The primary use of cash during the nine months ended September 30, 1999 was to finance operations, including our Oncophage clinical trials, and capital expenditures for the establishment of our manufacturing and laboratory facility.

Net cash used in operating activities for the years ended December 31, 1996, 1997 and 1998 was $1,473,000, $3,518,000 and $6,377,000, and for the nine months ended September 30, 1999 was $9,416,000 compared to $5,508,000 for the nine months ended September 30, 1998. The increase resulted from the increase in the number and size of our Oncophage clinical trials and general expansion of our operations.

Net cash used in investing activities for the years ended December 31, 1996, 1997 and 1998 was $231,000, $619,000 and $3,676,000, and for the nine months ended September 30, 1999 was $4,592,000 compared to $1,047,000 for the nine months ended September 30, 1998. The investments were primarily for the construction of our manufacturing and laboratory facility and equipment, furniture and fixtures. Our new manufacturing and laboratory facility in Woburn, Massachusetts was partially financed through the $5,000,000 credit facility discussed below and available cash balances.

Net cash provided by financing activities was $10,500,000, $7,635,000 and $19,134,000 for the years ended December 31, 1996, 1997 and 1998, and $4,451,000 for the nine months ended September 30, 1999 compared to $6,525,000 for the nine months ended September 30, 1998. Since inception, our primary source of financing has been from equity investments. During 1996, 1997 and 1998, equity contributions from private placements and, in 1998, exercises of options, totaled approximately $10,500,000, $7,635,000 and $18,225,000 and $2,212,000 for
the nine months ended September 30, 1999 compared to $6,525,000 for the nine months ended September 30, 1998. We raised gross proceeds of $39,216,000 in November 1999 through a private placement of equity. At September 30, 1999, we have outstanding $3,149,000 under a $5,000,000 credit facility to finance the construction of our manufacturing and laboratory facility and the purchase of related equipment. Loans that are drawn down on the credit facility are secured by specific assets, including leasehold improvements, which they finance.

YEAR 2000 COMPLIANCE

The following constitutes "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act of 1998.

The year 2000 issue, or Y2K, refers to potential problems with computer systems or any equipment with computer chips or software that use dates where the date has been stored as just two digits. On January 1, 2000, any clock or date recording mechanism incorporating date sensitive software which uses only two digits to represent the year may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including, among other things, a temporary inability to process transactions, perform laboratory analyses, or engage in similar business activities.

We are a biopharmaceutical company and our proposed product candidates are not software or computer based. Therefore, our proposed products are not directly impacted by the Y2K problem. Our exposure to potential risks from this problem involves computer and information technology systems, and other systems which include embedded technology using date sensitive programs such as for:

      -     heating, ventilation, air conditioning, or HVAC;

      -     scientific instrumentation;

      -     manufacturing and laboratory equipment; and

      -     laboratory facilities.

Our internal information systems consist of off-the-shelf accounting and e-mail systems, off-the-shelf application programs such as spreadsheet, word processing, graphics, database management, and presentation software, and some instrumentation/data acquisition software. Non-informational technology systems consist of HVAC and telecommunications.

We have completed the process of determining whether there are any critical areas of our business that are not year 2000 compliant. We estimate that the total cost of addressing any year 2000 problems will be immaterial. We believe our worst case scenario relating to year 2000 risks includes a power interruption and a lack of supplies to support our clinical trials. We are implementing a contingency plan to cover these situations including expanding our supplies inventory and maintaining a generator at our manufacturing facility for the supply of electrical power.

We have taken actions to minimize the impact of the Y2K problem on our systems and operations, excluding a systemic failure outside our control, such as a prolonged loss of electrical, water or telephone service. We have inventoried and reviewed our systems, scientific instrumentation, and laboratory facilities, including querying third parties that have a material relationship with us, to ascertain Y2K compliance. Our review included examining information from our equipment and software vendors, literature supplied with software, and test evaluations of our systems. Based upon our work and knowledge to date, which included updating various software programs, we believe that the risk is minimal that our internal systems, scientific instrumentation, and laboratory facilities will be materially impacted by Y2K non-compliance disruptions. Most of our existing systems, scientific instrumentation, and laboratory facilities are Y2K compliant or are expected to be Y2K compliant by December 31, 1999.

Vendors for our off-the-shelf applications, including our accounting and e-mail systems, have informed us that their products are Y2K compliant. To date, our review has not disclosed otherwise. We have no reason to believe that these applications are not Y2K compliant. If these applications are not Y2K compliant, we expect, but cannot be certain, that the vendors will make appropriate upgrades available to all of their customers at no cost or at minimal cost. We believe that if it were necessary to replace our off-the-shelf software applications, this software could be replaced at reasonable costs.

With regard to third party risks, we continue to assess Y2K risks. Third parties include research partners, manufacturers, research organizations and clinical study administrators. Our vendors and suppliers have indicated that they will make every effort to be Y2K compliant before December 31, 1999, but that no guarantees can be given.

The majority of our material third party contracts relate to sites for clinical trials of our product candidates and research and development. We believe that it would be difficult, time consuming, and costly to find alternative clinical sites and research arrangements. We will continue to work with third parties to identify and resolve any problems with Y2K compliance.

In a worst case scenario, we could experience delays in receiving research and development and manufacturing supplies as well as managing and accessing data on patients enrolled in clinical studies. These delays could slow clinical development and research and development programs, or impact our ability to effectively manage and monitor these programs. These delays could have an adverse impact on our stock price. Based on the information and assessments to date, no contingency plans have been developed.

Any Y2K compliance problems which arise could materially and adversely affect our business, results of operations or cash flow. We will continue to identify all Y2K problems that could materially adversely affect our business operations and develop contingency plans, if possible. However, it is not possible to determine with complete certainty that all Y2K problems affecting us or third parties which have a material relationship with us have been identified. It is not possible to insure economically against all conceivable risks.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are exposed to fluctuations in interest rates as we seek debt financing to make capital expenditures. We do not use derivative instruments or hedging to manage our exposures.

The information below summarizes our market risks associated with debt obligations as of September 30, 1999. Fair values included herein have been estimated taking into consideration the nature and terms of each instrument and the prevailing economic and market conditions at September 30, 1999. The table presents cash flows by year of maturity and related interest rates based on the terms of the debt.

                           ESTIMATED                              YEAR OF MATURITY
                              FAIR       CARRYING    -------------------------------------------
                             VALUE        AMOUNT       1999       2000        2001        2002
                           ----------   ----------   --------   --------   ----------   --------
Long-term debt...........  $3,351,000   $3,149,000   $781,000   $906,000   $1,050,000   $412,000
  Fixed interest rates from 13.954% to 15.084%

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including derivatives instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all of our fiscal quarters beginning January 1, 2001. This statement is not expected to affect us as we currently do not use derivative instruments or engage in hedging activities.

                                    BUSINESS

OVERVIEW

Antigenics is engaged in the discovery and development of novel immunotherapeutic drugs for the treatment of life threatening and chronic medical conditions. Our immunotherapeutics are based on a specific class of proteins known as heat shock proteins and their ability to modulate the immune system. We are currently evaluating our lead immunotherapeutic, Oncophage, in six clinical trials for the treatment of four different cancers, and we expect to start our first pivotal clinical trial by mid-2000. We are also developing immunotherapeutics to treat infectious diseases, such as genital herpes, and autoimmune diseases, such as diabetes and multiple sclerosis. Based upon our scientific and drug development skills, our technology platform and our strategic expertise, we intend to become a leader in drug discovery, development and commercialization.

THE IMMUNE SYSTEM

The immune system is the body's natural defense mechanism to prevent and combat disease. The immune system differentiates between normal tissue, or "self," versus diseased tissue or "non-self." When a competent immune system recognizes diseased cells, a series of steps ensues resulting in the elimination of these cells. There are two types of immune response: antibody-based and T cell-based.

Antibody-based immune response is primarily involved in the prevention of diseases. Antibodies are proteins produced by the body in response to disease causing agents known as pathogens. Antibodies bind to pathogens, including viruses and bacteria, and block their ability to infect cells. Preventive vaccines that trigger an antibody-based immune response have been very successful in reducing the incidence of several deadly diseases, including smallpox, polio and measles. These vaccines consist of weakened or attenuated pathogens that stimulate the production of antibodies. However, these types of vaccines have not been effective in the prevention or treatment of many serious diseases, including cancer, herpes, tuberculosis, hepatitis and HIV.

T cell-based immune response, on the other hand, is primarily involved in combating diseases, such as cancers or infections. T cells are specialized white blood cells that are normally produced by the body to kill cancer cells and infected cells. T cell-based immune response begins when specialized immune cells called dendritic cells capture antigens, which are the identifying structural components of cancers and pathogens. Once inside dendritic cells, antigens are broken down into small fragments called peptides that are subsequently displayed on the surface of the dendritic cell. T cells continually scan the surface of dendritic cells for peptides. If T cells recognize displayed peptides as foreign or non-self, they replicate rapidly and then search for and kill other diseased cells containing those same peptides. This T cell-based immune response is enhanced by hormones known as cytokines that activate various components of the immune system.

Significant scientific evidence suggests that cancers and infections trigger a T cell-based immune response during the initial course of their progression. This immune response, however, is not always sufficient to eradicate the disease. Tumor cells, for example, hide their antigens and produce substances that suppress the patient's immune response.

To date, efforts to develop immunotherapeutics that sufficiently overcome this suppression of the immune system and stimulate T cells to selectively and accurately target and kill diseased cells have failed due to one or both of the following:

      - the inability of drug developers to identify the appropriate antigens that identify diseases such as a particular person's cancer; and

      - the inability to present these relevant antigens to activate T cells to selectively destroy diseased cells.

We believe our immunotherapeutics specifically address these issues.

OUR TECHNOLOGY PLATFORM

INTRODUCTION

We are the pioneers in activating T cells using purified heat shock protein-peptide complexes. In individuals who develop cancer, infections and autoimmune disorders, the immune system fails in its normal function. Our immunotherapeutics are designed to restore this function and treat these life threatening or chronic disease conditions.

We believe our immunotherapeutics will be applicable to the treatment of all cancer types and several types of infectious diseases and autoimmune disorders. Our immunotherapeutics consist of two components: a variable component, consisting of small protein fragments called peptides, which is necessary for the targeting of specific diseases; and a constant component, consisting of a heat shock protein, which is necessary for the activation of a T cell-based immune response to the targeted disease. In the case of cancer, which is a highly variable disease from one patient to another, we purify heat shock protein-peptide complexes from each patient's own tumor tissue. Our cancer immunotherapeutics are therefore specific to each patient. In contrast, for each infectious disease which is generally caused by a common pathogen, we use a human heat shock protein complexed to peptides derived from the target pathogen. Our immunotherapeutics for infectious diseases therefore will be disease-specific rather than patient-specific. Our immunotherapeutic for autoimmune disorders will be generic, meaning it will be intended for the treatment of all disorders that result in T cells attacking healthy tissue.

The principle upon which our technology platform is based extends back over 50 years when scientists began using genetically identical laboratory animals to study the immune response to cancer. Researchers demonstrated that animals vaccinated with attenuated tumor cells are immune to subsequent injections of live tumor cells, and further that this immunity to cancer is tumor-specific. Twenty years ago, the chairman of our scientific advisory board, Pramod Srivastava, discovered that cancers harbor molecular factors known as heat shock proteins which are responsible for conferring immunity to cancer. Consistent with the observation that immunity generated with attenuated tumor cells is tumor-specific, we discovered that heat shock proteins elicit immunity only to the tumor from which they are purified.

HEAT SHOCK PROTEINS

Heat shock proteins are a class of proteins that play a major role in transporting peptides, including antigens, within a cell and are thus often called chaperones. In this capacity, heat shock proteins bind to the entire antigenic repertoire or fingerprint of the cell in which they reside. Heat shock proteins are present in all cells of all organisms from bacteria to mammals and their structure and function are similar across these diverse life forms.

Published research suggests that heat shock proteins play a central role in the generation of immune responses. This role includes coordinating the breakdown and transport of peptides from the point of their generation inside cells to their ultimate display on the cell's surface for recognition by T cells. Although heat shock proteins inside tumor cells and pathogen-infected cells help display antigens to the immune system, tumors and pathogens simultaneously employ strategies to evade immune responses. In some cases, this evasion of immune responses results in disease progression.

The ability of heat shock proteins to chaperone peptides is key to our technology platform. When we purify heat shock proteins from tumor cells or pathogen-infected cells according to our manufacturing protocols, the heat shock proteins remain complexed, or bound, to the entire repertoire of peptides produced by the tumor or pathogen. These purified heat shock protein-peptide complexes isolated from diseased cells are our immunotherapeutics.

We believe that when these purified heat shock protein-peptide complexes are injected into the skin, they stimulate a powerful T cell-based immune response capable of targeting and killing cancers and pathogen-infected cells from which these complexes were derived. Our immunotherapeutics are injected into the skin to take advantage of the high concentration of dendritic cells in this region. These dendritic cells express receptors that specifically recognize heat shock proteins; therefore, our immunotherapeutics are efficiently captured and processed by dendritic cells. Once inside dendritic cells, heat shock protein-peptide complexes separate and the peptides are displayed on the surface of the dendritic cell where they can be recognized by T cells.

Dendritic cells expressing cancer-specific or pathogen-specific peptides activate T cells that are capable of specifically targeting and killing diseased cells throughout the body that express those same peptides. The interaction of heat shock proteins with their receptors on dendritic cells also leads to secretion of cytokines by the dendritic cells which further stimulate the immune system.

          THE MECHANISM OF HEAT SHOCK PROTEIN-INDUCED IMMUNE RESPONSE

STEP 1. Injection of purified heat shock protein-peptide complexes into skin
                                       |
                                      \|/
                                       -
STEP 2. Heat shock protein-peptide complexes bind to receptor on surface of dendritic cell and are subsequently internalized
                                       |
                                      \|/
                                       -
STEP 3. Heat shock proteins and peptides separate inside dendritic cell
                                       |
                                      \|/
                                       -
STEP 4. Peptides are presented on the surface of dendritic cell for recognition by T cells. Upon recognition, T cells are activated to kill diseased cells, such as tumor or pathogen-infected cells, expressing those same peptides. Heat shock proteins also stimulate dendritic cells to release cytokines which activate natural killer cells and enhance the immune response


Heat shock protein receptor                                   Dendritic cell

Heat shock protein                                            Peptide presented on surface of dendritic cell

Peptide chaperoned by heat shock protein

                                    [GRAPH]

Our immunotherapeutics are designed to stimulate the immune system to recognize the entire antigenic fingerprint of a tumor or pathogen. Due to this characteristic, we believe our immunotherapeutics will:

      - trigger the immune system to recognize and destroy all tumor or pathogen-infected cells in the body; and

      - make it difficult for tumors or pathogens to escape recognition by the immune system.

We believe that the re-presentation of peptides by dendritic cells triggers a more potent immune response than that achieved by the presentation of these same peptides by the tumor or pathogen-infected cell.

Our preclinical studies with heat shock protein immunotherapeutics have demonstrated a beneficial effect in preventing or treating 13 types of cancer in three different species. The cancer types tested include cancers of the skin, colon, lung and other tissues. Further, our immunotherapeutics show therapeutic benefit in animals with metastatic disease, which is when cancer has spread beyond the primary tumor to distant regions of the body. Metastatic disease is often responsible for the relapse and ultimate death of patients with cancer.

OUR PRODUCTS UNDER DEVELOPMENT

INTRODUCTION

The chart below summarizes the indications and status for each of our products and development programs. We use "HSPPC" as an abbreviation for "heat shock protein-peptide complex." The number following HSPPC is the molecular weight of the heat shock protein used in the product. For cancer applications, we call HSPPC-96 "Oncophage."

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PRODUCT                 INDICATION                                STATUS
-------                 ----------                                ------
CANCER
Oncophage               Renal cell carcinoma                       Phase II trial ongoing
                                                                   Phase I/II trial completed
                        Melanoma                                   Phase II trial ongoing
                                                                   Phase I/II trial completed
                        Colorectal carcinoma                       Phase II trial enrollment completed
                        Gastric cancer                             Phase I/II trial ongoing
                        Pancreatic cancer                          Phase I trial completed
                        Low grade indolent non-Hodgkin's lymphoma  Phase II trial planned
                        Sarcoma                                    Phase II trial planned
HSPPC-70-C              Various cancers                            Research
HSPPC-90-C              Various cancers                            Research
HSPPC-56-C              Various cancers                            Research
INFECTIOUS DISEASES
HSPPC-96-GH             Genital herpes                             Preclinical
HSPPC-70-GH             Genital herpes                             Preclinical
HSPPC-56-I              Various infectious diseases                Research
HSPPC-70-I              Various infectious diseases                Research
AUTOIMMUNE DISORDERS
gp96                    Type 1 diabetes                            Research
                        Multiple sclerosis                         Research

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OUR CANCER IMMUNOTHERAPEUTICS

Background. The American Cancer Society expects that approximately 1.2 million new cases of cancer will be diagnosed in the United States in 1999. Cancer is the second leading cause of death in the United States, resulting in an estimated 563,100 deaths in 1999. The American Cancer Society reports that since 1990 nearly 12 million cases of cancer have been diagnosed and nearly 5 million people have died from this disease in the United States.

Cancer results from the uncontrolled proliferation of abnormal cells. Eventually, these cells form a mass referred to as a tumor. As the tumor grows, it pushes outward, often invading adjacent tissues and organs and interfering with their normal function. In addition, small groups of cells may break away from the primary tumor and spread or metastasize. Tumors produced at distant sites are referred to as metastatic tumors.

The uncontrolled proliferation of cancer cells is due to alterations, or mutations, in a cell's DNA. Mutations can take place when a gene is exposed to radiation or particular drugs or chemicals, or when some as yet unexplained internal change occurs. The mutations in DNA also lead to production of antigens. Because mutations occur randomly, the antigenic fingerprint of each person's cancer is unique.

Studies in animals have confirmed that a unique repertoire of antigens is associated with each primary tumor. As cancers metastasize, they continue to mutate, potentially producing new antigens not found in the primary tumor of the same patient. However, we believe that a significant overlap exists between the antigenic fingerprint of the metastatic cells and the primary tumor of the same patient.

Current Treatments. Surgery, chemotherapy and radiotherapy are the three most commonly used methods for treating cancer. A cancer patient often receives a combination of these treatments depending upon the type of cancer and the extent of the disease. Surgery is curative only when tumors are detected at relatively early stages of growth and can be fully excised. Unfortunately, most tumors metastasize when they are very small, ultimately causing relapse and death in many cancer patients. The use of chemotherapy or radiotherapy sometimes improves survival rates; however, these treatments have significant limitations.

High rates of treatment failure and limitations posed by severe side effects and tumor resistance have compelled researchers to focus on alternative strategies of cancer treatment. Immunotherapeutics have the ability to target and destroy widely disseminated disease without damaging normal tissue. In addition, immunotherapeutics do not have many of the shortcomings of traditional cancer treatments.

Our Approach. We purify our cancer immunotherapeutics from resected portions of a patient's tumor. Our cancer immunotherapeutics are patient-specific and therefore incorporate the entire antigenic fingerprint of each patient's own tumor. Because our cancer immunotherapeutics contain overlapping antigens present in both the primary and metastatic tumors, we believe they will be effective in treating all the tumor cells that remain in the body that are derived from the primary tumor.

ONCOPHAGE

Oncophage is our lead cancer immunotherapeutic. It is being evaluated in four different cancers in six separate phase II or phase I/II clinical trials. Oncophage consists of purified, patient-specific heat shock protein-peptide complexes designed to elicit a T cell-based immune response to a patient's cancer. After surgical removal of a patient's tumor, the hospital or clinic ships a portion of the tumor tissue frozen by overnight courier to our facility. We purify Oncophage from the tumor tissue using our proprietary manufacturing process in less than ten hours. Depending on the dose, we require a minimum of one to three grams of tumor tissue to yield a sufficient amount of Oncophage for a typical course of treatment.

We formulate Oncophage in sterile buffered saline and package it in standard single injection vials in our manufacturing facility. We subject the final immunotherapeutic to extensive quality control testing including sterility testing of each lot. We ship the product frozen via overnight courier back to the hospital.

We have developed sophisticated tracking systems and procedures designed to ensure correct delivery of Oncophage to the appropriate patient.

                        ONCOPHAGE MANUFACTURING PROCESS

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   STARTING MATERIAL                       MANUFACTURING                             FINAL PRODUCT

     Tumor tissue              Sample of tissue           Heat shock protein-        Product frozen
      removed by   ----    shipped frozen to our  ---     peptide complexes  ---    and shipped to
        surgery                 manufacturing              purified from          hospital/clinic for
                                  facility                 tumor tissue at         patient treatment
                                                            our facility

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There are several benefits associated with the production and administration of our autologous product:

      - we can sterilize Oncophage through simple terminal filtration; sterility is required for FDA approval of a product that will be injected into humans;

      - the scheduling of production at our central facility is flexible because we purify Oncophage from frozen tumor samples;

      - our final product can be administered when the patient is ready to begin treatment because Oncophage is frozen and has a current shelf-life of at least six months; and

      - Oncophage consists of a purified protein which can be consistently produced from most tumor types.

A patient initially receives Oncophage four to six weeks after surgical removal of the patient's primary or metastatic tumor. The typical course of treatment consists of a series of injections into the skin administered once per week for four to six weeks. Patients may be treated with more than one course of Oncophage based on the advice of their oncologist.

                         ONCOPHAGE COURSE OF TREATMENT

                                    [CHART]
--------------------------------------------------------------------------------

                   4-6 week                                   Repeat course of Oncophage treatment
                   recovery                                             upon request


            Surgery  ---          Oncophage once per  ---        Follow up  ---
                                  week for 4-6 weeks

--------------------------------------------------------------------------------

Although we believe Oncophage will be applicable to the treatment of all cancer types, our initial focus is on cancers that are resistant to available treatment options. Further, we chose types of cancer and stages of disease that typically yield tumors that can be removed by surgery. Additionally, in order to complete clinical trials rapidly and file for regulatory approval, we have selected cancers and stages of disease that are evaluable in clinical trials with near term endpoints.

We filed an IND for Oncophage in November 1996 that the FDA allowed on December 20, 1996. To date, we have treated approximately 140 advanced stage, metastatic cancer patients with Oncophage in our clinical programs. We started enrolling patients in our first clinical trial at the Memorial Sloan-Kettering Cancer Center in New York, New York in November 1997.

We believe the collective results from these clinical programs show that Oncophage is generally safe and well tolerated. These results also demonstrate preliminary indications of clinical benefit in a number of these patients. Moreover, we have shown that Oncophage can generate an anti-tumor immunological response. In addition, we believe Oncophage can be made consistently and in sufficient quantities from most human cancer tissue.

The investigators participating in our clinical programs have documented tumor regressions using standard response criteria. A complete response means that all tumor tissue has disappeared and the patient appears to be disease free. A partial response means that evaluable tumor tissue has shrunk by at least 50%. A minor response means that the tumor has shrunk by 25-50%. Stable disease means that the tumor has either shrunk or grown by less than 25%. Progressive disease means that the tumor has grown by more than 25%.

The investigators also documented survival. The median survival refers to the time at which 50% of patients diagnosed with a particular cancer are alive.

Renal Cell Carcinoma

Background. Renal cell carcinoma is the most common type of kidney cancer. According to the American Cancer Society, there will be about 30,000 new cases of kidney cancer in the United States in 1999. Approximately 11,900 people are expected to die from the disease during 1999. Of the 30,000 patients diagnosed with kidney cancer, approximately 85% have the specific type of kidney cancer known as renal cell carcinoma. By the time renal cell carcinoma is diagnosed in these patients, about one-third of them have developed metastatic disease.

The median survival of patients with metastatic renal cell carcinoma is approximately 12 months. For patients with metastatic disease, the only FDA approved treatment is intravenous high-dose interleukin-2, a human cytokine. The response rate, which includes partial responses and complete responses, of patients who are treated with high-dose interleukin-2 is approximately 15%. Treatment with high-dose interleukin-2 is generally associated with severe adverse effects. These side effects often can lead to discontinuation of treatment. Although not FDA-approved for the treatment of renal cell carcinoma, a lower-dose subcutaneous administration of interleukin-2, either alone or in combination with other cytokines, has become a treatment option. This treatment regimen has been the subject of a number of small studies with widely varying outcomes. Generally, side effects using the subcutaneous route of administration have been milder than those associated with high-dose, intravenous treatment.

Our Clinical Program. In our phase I/II trial, we enrolled patients with measurable metastatic renal cell carcinoma. This trial was conducted at the M.D. Anderson Cancer Center in Houston, Texas. These patients did not receive prior or concurrent cancer therapy. After surgical removal of their primary tumors, patients were treated at one of three dose levels of Oncophage: 2.5 micrograms, 25 micrograms or 100 micrograms. We treated 38 patients, of whom 34 could be evaluated with standard radiology measurements.

Of the 34 evaluable patients, 13 patients responded or had stable disease. Four patients achieved a partial response and one patient achieved a minor response. The other eight patients showed stabilization of their disease. Three of these patients had been stable in excess of 10 months. The response rate in this trial, which does not include patients with a minor response or stable disease, was 12% and no adverse effects were associated with treatment with Oncophage.

The median survival in this trial has not yet been reached; this means that more than half of the patients are still alive with an average follow up time of 12 months.

While the analysis of immunological results is still ongoing, testing to date shows that in four out of five patients who responded clinically, the number of T cells increased after treatment with Oncophage. Further, in all patients who responded clinically, the number of natural killer cells increased after treatment with Oncophage.

Our phase I/II trial also showed Oncophage to be generally safe and well tolerated by patients. Sixty-three percent of our patients went on to receive more than one course of treatment with Oncophage.

We were able to prepare Oncophage successfully from approximately 98% of renal cancer carcinoma samples received at our manufacturing facility for this phase I/II trial. Based on this result, we believe we should be able to manufacture Oncophage for nearly all renal cell carcinoma patients whose tumors can be surgically removed.

Based on the results from our phase I/II clinical trial, we have initiated a 60 patient phase II trial for patients with metastatic renal cell carcinoma at the M.D. Anderson Cancer Center. For this trial, the dose of Oncophage has been set at 25 micrograms and patients receive one dose once a week for four weeks, followed by one dose every two weeks. Some patients may also receive an injection of subcutaneous interleukin-2 if they have not had an adequate response after three months of treatment with Oncophage. We anticipate that we will complete this phase II trial in the first quarter of 2000. Based on the analysis of the results from the phase I/II and phase II trials, we anticipate that we will start a pivotal trial for renal cell carcinoma by the middle of 2000.

Melanoma

Background. Melanoma is the most serious form of skin cancer. According to the American Cancer Society, there will be about 44,200 new cases of melanoma in the United States in 1999. Approximately 7,300 people are expected to die from the disease during 1999. The incidence of melanoma is growing at 5-7% per year, which is substantially faster than the growth in incidence rates of other cancers. Advanced or metastatic melanoma, also known as stage III or IV, is treated with surgery, radiation therapy, immunotherapy, or chemotherapy depending on the case. Approximately 20% of all melanoma patients at the time of their first diagnosis have stage III or stage IV disease. Overall survival of patients with melanoma has not improved significantly with existing treatments. The median survival of patients with stage III melanoma varies widely according to published literature. At the M.D. Anderson Cancer Center, the median survival of patients with late stage III melanoma is 24 months. According to published literature, patients with stage IV melanoma have a median survival of about seven months. Although various treatment options are practiced, the only FDA approved drug therapies for patients with metastatic melanoma are high dose intravenous interleukin-2 and alpha interferon, another human cytokine.

Our Clinical Program. We have treated 36 patients in a phase I/II clinical trial evaluating Oncophage as a treatment for late stage III and early stage IV metastatic melanoma. Eighty-three percent of the patients in our trial were previously treated with chemotherapy, radiotherapy, and alpha interferon. The trial is being conducted at the M.D. Anderson Cancer Center. After surgery to remove a portion of the tumor, patients were treated with 2.5 micrograms, 25 micrograms or 100 micrograms of Oncophage.

In this trial, we treated 25 patients with stage IV disease and 11 patients with stage III disease. Among the 25 patients with stage IV disease, 12 patients were "adjuvant patients." This means that these patients had all of their detectable melanoma tissue resected before they received treatment with Oncophage. Of these 12 patients, 11 patients are free of disease at a median of 13 months after surgery. Not enough time has elapsed to appropriately report on the 8 patients in the adjuvant setting with stage III disease.

In our melanoma trial, we also treated 16 stage III and stage IV patients with "residual disease." These are patients who have had only part of their disease resected, leaving them with visible disease at the time of Oncophage treatment. In this group of patients, there was one stage IV patient who, after initial progression of his disease, experienced a mixed response. This patient's largest metastatic lesion disappeared completely but the smaller lesions progressed. There were also two other stage IV patients who experienced stabilization of their disease following initial progression of disease.

At the time of this analysis, 81% of all the patients who have been treated in this study are alive. Further analysis of the results from this trial is ongoing.

To date, the trial has shown Oncophage to be generally safe and well tolerated by patients. In addition, we have been able to successfully prepare Oncophage from approximately 92% of melanoma samples received at our manufacturing facility for this phase I/II trial. Based on this result, we believe we should be able to manufacture our product for nearly all melanoma patients from whom adequate amount of tumors can be surgically removed.

In addition to our phase I/II trial at the M.D. Anderson Cancer Center, we are also currently enrolling patients in a phase II trial for melanoma at the Istituto dei Tumori in Milan, Italy. We anticipate treating 40 patients during this trial at 5 or 50 micrograms of Oncophage. The purpose of this trial is to confirm the route of administration of Oncophage.

Colorectal Cancer

Background. Colorectal cancer is cancer of the colon or rectum. According to the American Cancer Society, there will be about 129,400 new cases of colorectal cancer in the United States in 1999. Approximately 56,600 people are expected to die from the disease during 1999.

For patients whose disease has not spread to other parts of the body, surgery remains the most common treatment and can be curative in about two thirds of these cases. For patients whose disease has metastasized to other parts of the body, treatment options are limited and the patients' prognosis is poor. Patients who present with recurrence of advanced disease may have their metastatic lesions removed by surgery. The median survival for these patients is approximately 12 months. Conventional cancer treatments such as chemotherapy and radiation have shown limited benefit in treating colorectal cancer.

Our Clinical Program. We have completed enrollment of a 30 patient phase II clinical trial evaluating Oncophage as a treatment for metastatic colorectal cancer. The trial is being conducted at the Istituto dei Tumori. After surgery to remove their metastatic tumors, patients are treated with 2.5 micrograms, 25 micrograms or 100 micrograms of Oncophage.

Analysis of the results from this trial is ongoing. To date, the trial has shown Oncophage to be generally safe and well tolerated by patients. In addition, we have been able to successfully prepare Oncophage from 100% of colorectal cancer samples received at our manufacturing facility for this trial. Based on this result, we believe we should be able to manufacture our product for nearly all colorectal cancer patients whose tumors can be surgically removed.

Gastric Cancer

Background. Gastric cancer is cancer of the stomach. According to the American Cancer Society, there will be about 21,900 new cases of gastric cancer in the United States in 1999. Approximately 13,500 people are expected to die from the disease during 1999. The treatment options for gastric cancer are surgery, chemotherapy and radiation. Biological therapies are currently in clinical trials. For patients with resectable disease, improvements in surgical techniques have led to increased survival. Despite these advances, as well as the development of multi-drug chemotherapy regimens, the median survival for patients with advanced gastric cancer, according to published research, is approximately seven months.

Our Clinical Program. We are currently enrolling patients in a 30 patient phase I/II clinical trial evaluating Oncophage as a treatment for metastatic gastric cancer. The trial is being conducted at the Johannes Gutenberg-University Hospital in Mainz, Germany. After surgery to remove their tumors, patients are treated with 2.5 micrograms or 15 micrograms of Oncophage. Although enrollment is still ongoing, to date, the trial has shown Oncophage to be generally safe and well tolerated by patients. In addition, we have been able to successfully prepare Oncophage from approximately 71% of gastric cancer samples received at our manufacturing facility for this trial. Based on this result, we believe we should be able to manufacture our product for the majority of gastric cancer patients whose tumors can be surgically removed.

Pancreatic Cancer

Background. Pancreatic cancer is the fourth leading cause of cancer death in the United States. According to the American Cancer Society, there will be about 28,600 new cases of pancreatic cancer in the United States in 1999. Approximately 28,600 people are expected to die from the disease during 1999.

The treatment options for pancreatic cancer are surgery and chemotherapy. For resectable disease, a patient undergoes surgery and may receive chemotherapy as a follow up treatment. At the Memorial Sloan-Kettering Cancer Center, patients who have had resection of their disease, are reported to have a median survival of 14 months. For unresectable disease, patients are treated with chemotherapy. The median survival time for patients with unresectable disease is less than six months.

Our Clinical Program. In early 1999, we completed a pilot phase I clinical trial evaluating Oncophage as a treatment for resectable pancreatic cancer. The trial was conducted at the Memorial Sloan-Kettering Cancer Center and enrolled 15 patients. After surgery to remove their primary tumor, five of the fifteen patients were treated with 5 micrograms of Oncophage.

Two out of five patients generated a T cell mediated immune response to their tumor after treatment with Oncophage. These two patients are alive and disease free at 11 and 22 months, respectively, since surgery. A third patient is known to be free of disease at 24 months after surgery. The fourth patient is alive with recurrent disease at 11 months and the fifth patient died seven months after surgery.

The trial showed Oncophage to be generally safe and well tolerated by patients. We successfully prepared Oncophage from 5 of 15 pancreatic cancer samples received in our manufacturing facility. It was not possible to prepare Oncophage from the remaining specimens due to the presence of enzymes in the pancreatic tissue that break down proteins, including heat shock proteins. Based upon our process development advances, we anticipate that a modified process will improve our rate of success for purifying Oncophage from pancreatic tumors.

Low Grade Indolent Non-Hodgkin's Lymphoma

Background. Non-Hodgkin's lymphoma is cancer that originates in lymph tissue. According to the American Cancer Society, there will be about 56,800 new cases of non-Hodgkin's lymphoma in the United States in 1999. Approximately 25,700 people are expected to die from the disease during 1999. Approximately 40% of patients with non-Hodgkin's lymphoma have low grade indolent disease, which is a slow growing, often fatal, lymphoma.

The treatment for patients with non-Hodgkin's lymphoma has traditionally been chemotherapy. Recently, the FDA approved one new antibody therapy for low grade non-Hodgkin's lymphoma.

Our Clinical Program. We are in the process of initiating a 35 patient phase II clinical trial evaluating Oncophage as a treatment for low grade non-Hodgkin's lymphoma. The trial will be conducted at the M.D. Anderson Cancer Center. Patients will be treated with 25 micrograms of Oncophage after surgical removal of tumor tissue.

Sarcoma

Background. Soft tissue sarcomas are cancerous tumors that can develop from fat, muscle, nerve, joint, blood vessel, or deep skin tissues. According to the American Cancer Society, there will be about 7,800 new cases of soft tissue sarcomas in the United States in 1999. Approximately 4,400 people are expected to die from the disease during 1999.

The treatment options for sarcoma are surgery, chemotherapy or targeted radiotherapy. For resectable disease, a patient undergoes surgery and receives chemotherapy or targeted radiotherapy as follow up treatments. For unresectable disease, patients are treated with a combination of chemotherapy and radiotherapy.

Our Clinical Program. We are in the process of initiating a 35 patient phase II clinical trial evaluating Oncophage as a treatment for soft tissue sarcomas. The trial will be conducted at Memorial Sloan-Kettering Cancer Center and may be expanded to include other sites. Patients will be treated with 25 micrograms of Oncophage after surgical removal of tumor tissue.

Other Cancer Immunotherapeutics

In addition to Oncophage, we are currently researching several other autologous cancer immunotherapeutics using different heat shock proteins including HSPPC-70, HSPPC-90, and HSPPC-56. These immunotherapeutics have demonstrated efficacy in animal cancer models.

OUR INFECTIOUS DISEASE IMMUNOTHERAPEUTICS

Background. Infectious diseases are illnesses caused by microorganisms, like viruses, bacteria and parasites, and include tuberculosis, hepatitis, genital herpes and HIV. While a number of viral and bacterial diseases are treated effectively with antiviral agents and antibiotics, a growing concern is the emergence of new strains of pathogens that have developed resistance to all available drugs.

Our Approach. Our immunotherapeutics for treating infectious diseases will consist of heat shock proteins complexed to peptides that are produced by the pathogen causing the infection. Typically, each infectious disease is caused by a specific pathogen. Consequently, our infectious disease immunotherapeutics will be common to all patients with a particular infection and will not be patient-specific. We currently produce these immunotherapeutics from cells infected with the target pathogen. This manufacturing procedure has enabled testing of our immunotherapeutics in preclinical studies and should enable production of sufficient quantities to begin human clinical trials. Another technique to manufacture our immunotherapeutics involves binding specific peptides with heat shock proteins in vitro. The peptides can be generated in microorganisms or they may be produced synthetically.

         OUR INFECTIOUS DISEASE IMMUNOTHERAPEUTIC MANUFACTURING PROCESS

                                     [GRAPH]
--------------------------------------------------------------------------------

       Starting Material                  Manufacturing                    Final Product
      Mammalian cell lines    \     Heat shock protein-peptide     \       Product frozen
     infected with pathogen ---|  complexes (purified from cell  ---|      and shipped to
     of interest and grown    /    lines or produced in vitro)     /    hospital/clinic for
         in bioreactors                                                  patient treatment
               or
      Heat shock proteins
     and pathogen specific
       peptides produced
      synthetically or in
         microorganisms

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Genital Herpes. Genital herpes is a contagious viral infection that affects an estimated 45 million Americans. Doctors estimate that as many as 500,000 new cases may occur each year in the United States. Genital herpes is currently treated with palliative antiviral agents that reduce further replication of the virus. The challenge of antiviral therapy lies not only in treatment of the symptoms during the first and recurrent episodes but also in the long-term suppression of the herpes virus in patients with frequent recurrences. We expect to file an IND for this indication in 2000.

OUR AUTOIMMUNE DISORDER IMMUNOTHERAPEUTIC

Background. Autoimmune disorders result from an inappropriate immune response that targets and destroys normal tissue. While it is not known definitively what triggers autoimmune responses, both genetic and environmental factors are probably involved in this process. Several autoimmune disorders, including diabetes and multiple sclerosis, result in the proliferation of misdirected T cells that attack normal tissues. We believe that a therapeutic product that can turn off misdirected T cell responses could treat these disorders.

Our Approach. We have demonstrated in animal models that heat shock proteins administered at higher doses than those required for treating cancer and infectious diseases can turn off misguided T cells that destroy healthy tissue in animals with certain autoimmune disorders. We are currently researching the application of heat shock proteins to treat autoimmune diseases like diabetes and multiple sclerosis. The source of heat shock proteins used in our autoimmune disorders immunotherapeutic will be human cells. Our immunotherapeutic could also be made using recombinant DNA techniques.

        OUR AUTOIMMUNE DISORDER IMMUNOTHERAPEUTIC MANUFACTURING PROCESS

                                      [GRAPH]

--------------------------------------------------------------------------------

       Starting Material    \            Manufacturing          \        Final Product
        Mammalian cells   ---|    Heat shock protein-peptide  ---|    Product frozen and
              or            /         complexes purified        /         shipped to
        recombinant DNA                 from cell lines               hospital/clinic for
                                              or                       patient treatment
                                    recombinantly produced

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MANUFACTURING

We manufacture our own immunotherapeutic products in a 30,225 square foot manufacturing and research and development facility located in Woburn, Massachusetts. We are in the process of preparing this facility for the commercialization of Oncophage.

Our process development group is currently working on improving the process by which heat shock protein-based immunotherapeutics are manufactured. Efforts in this area to date have resulted in a two-fold reduction in the time required to purify Oncophage from individual patient's tumors and a 40% increase in the quantity of Oncophage we can produce from a particular tumor mass. These efforts in our cancer program should also benefit preparation of our heat shock protein-based immunotherapeutics for treatment of infectious diseases.

SALES AND MARKETING

To commercially market our immunotherapeutic products once the necessary regulatory approvals are obtained, we must either develop our own sales and marketing force or enter into arrangements with third parties. Currently, our sales and marketing plans consist of the following:

       - Commercialize cancer immunotherapeutics in the United States through our own sales force. We believe that we can build a United States sales force to market our cancer immunotherapeutics due to the concentration of the United States oncology market.

       - Form collaborations with pharmaceutical companies for commercializing cancer immunotherapeutics outside the United States. For example, we have entered into an agreement with Sigma Tau, under which they have agreed to pay for two clinical trials in return for rights which include an option to enter into an agreement to market Oncophage in Italy, Spain, Portugal and Switzerland. We have also signed an agreement for marketing Oncophage in Israel.

       - Form collaborations with pharmaceutical companies for infectious diseases and autoimmune disorders. Unlike cancer, the number of doctors and health care institutions prescribing treatments for infectious diseases and autoimmune disorders is large and fragmented and will require a large sales force to effectively market our products.

OUR INTELLECTUAL PROPERTY PORTFOLIO

We devote significant resources to protecting and expanding our intellectual property portfolio. We seek to protect our core technologies through a combination of patents, trade secrets, and know-how. As a result of an exclusive worldwide license with Fordham University and one with Mount Sinai School of Medicine, we have exclusive rights to seven issued U.S. patents, and foreign counterpart patents and patent applications, relating to our heat shock protein technology. Prior to directing the Center for Immunotherapy of Cancer at the University of Connecticut, Dr. Srivastava, the Chairman of our Scientific Advisory Board, was an assistant professor of immunology at Mount Sinai School of Medicine, and, then, a professor of immunology at Fordham University.

We also have licensed rights to 44 pending U.S. patent applications, and corresponding foreign counterpart patents and applications, from Mount Sinai School of Medicine of New York University, Fordham University, Duke University, and the University of Miami. Under the license agreements with these institutions, we have exclusive, worldwide rights to inventions using heat shock proteins in the treatment and prevention of cancer, infectious diseases, autoimmune disorders, and other indications. If we commercialize any of the inventions, we will pay the licensors a royalty on sales of the commercialized product. In addition, pursuant to a research agreement with the University of Connecticut Health Center, we have agreed to provide funding, through December 31, 2002, to the laboratory directed by Dr. Srivastava at the University. In return, we have an option to obtain an exclusive license to new inventions as that term is defined in the research agreement, with the royalty rates and other terms to be determined by negotiation between the parties. We also have an option to obtain an exclusive license to certain types of "improvement" inventions as that term is defined in the research agreement, at already-determined royalty rates, but with the other terms to be determined by negotiation between the parties. To date, we have exercised options to license three patent applications.

It is worth noting that:

       - patent applications in the United States are maintained in secrecy until patents issue;

       - patent applications in other countries generally are not published until 18 months after they are first filed in any country;

       - publication of technological developments in the scientific or patent literature often lags behind the date of these developments; and

       -     searches of prior art may not reveal all relevant prior inventions.

Although we have licensed seven issued United States patents and 44 pending United States patent applications, we cannot be certain that our licensors' inventors were the first to invent the subject matter covered by these patent and patent applications or that they were the first to file patent applications for those inventions or that these patent rights would not be rendered invalid or unpatentable.

REGULATORY CONSIDERATIONS

The preclinical and clinical testing, manufacturing, labeling, storage, record keeping, advertising, promotion, export, marketing and distribution, among other things, of our immunotherapeutics are subject to extensive regulation by governmental authorities in the United States and other countries. In the United States, pharmaceutical products are subject to rigorous review by the FDA under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations. Non-compliance with applicable requirements can result in fines, recall or seizure of products, total or partial suspension of production, refusal of the government to approve marketing applications or allow us to enter into supply contracts, and criminal prosecution. The FDA also has the authority to revoke previously granted marketing authorizations.

In order to obtain approval of a new product from the FDA, we must, among other requirements, submit proof of safety and efficacy as well as detailed information on the manufacture and composition of the product. In most cases, this proof entails extensive preclinical, clinical and laboratory tests. This testing, the preparation of necessary applications and processing of those applications by the FDA are expensive and typically take several years to complete. We cannot assure that the FDA will act quickly or favorably in reviewing these applications, and we may encounter significant difficulties or costs in our efforts to obtain FDA approvals that could delay or preclude us from marketing any products we may develop. The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of these products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. With respect to patented products or technologies, delays imposed by the governmental approval process may materially reduce the period during which we will have the exclusive right to exploit them.

The first stage of the FDA approval process for a new biologic or drug involves completion of preclinical studies and the submission of the results of these studies to the FDA, together with proposed clinical protocols, manufacturing information, analytical data and other information, in an investigational new drug application, which must become effective before human clinical trials may commence. The investigational new drug application will automatically become effective 30 days after receipt by the FDA, unless the FDA before that time requests an extension to review the application, or raises concerns or questions about the conduct of the trials as outlined in the application. In the latter case, the sponsor of the application and the FDA must resolve any outstanding concerns before clinical trials can proceed. We cannot guarantee that submission of an investigational new drug application will result in FDA authorization to commence clinical trials in any given case.

Preclinical studies involve laboratory evaluation of product characteristics and animal studies to assess the efficacy and safety of the product. Preclinical studies are regulated by the FDA under a series of regulations called the current "Good Laboratory Practices" regulations. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring those studies to be replicated.

After the investigational new drug application becomes effective, human clinical trials may commence. Human clinical trials are typically conducted in three sequential phases, but the phases may overlap. Phase I trials consist of testing the product in a small number of patients or healthy volunteers, primarily for safety at one or more doses. In phase II, in addition to safety, the efficacy of the product is evaluated in a patient population somewhat larger than phase I trials. Phase III trials typically involve additional testing for safety and clinical efficacy in an expanded population at geographically dispersed test sites. A clinical plan, or "protocol," accompanied by the approval of the institution participating in the trials, must be submitted to the FDA prior to commencement of each clinical trial. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time.

The results of the preclinical and clinical testing, together with, among other things, detailed information on the manufacture and composition of the product, are submitted to the FDA in the form of a new drug application or, in the case of a biologic, a biologics license application. In a process which generally takes several years, the FDA reviews this application and, when and if it decides that adequate data is available to show that the new compound is both safe and effective and that other applicable requirements have been met, approves the drug or biologic for marketing. The amount of time taken for this approval process is a function of a number of variables, including the quality of the submission and studies presented, the potential contribution that the compound will make in improving the treatment of the disease in question, and the workload at the FDA. We cannot guarantee that any of our immunotherapeutics will successfully proceed through this approval process or will be approved in any specific period of time, or at all.

The Food and Drug Administration Modernization Act of 1997 was enacted, in part, to ensure the availability of safe and effective drugs, biologics and medical devices by expediting the FDA review process for new products. The Modernization Act establishes a statutory program for the approval of fast track products, including biologics. The fast track provisions essentially codify the FDA's accelerated approval regulations for drugs and biologics. A fast track product is defined as a new drug or biologic intended for the treatment of a serious or life-threatening condition that demonstrates the potential to address unmet medical needs for this condition. Under the fast track program, the sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a fast track product at any time during the clinical development of the product.

The Modernization Act specifies that the FDA must determine if the product qualifies for fast track designation within 60 days of receipt of the sponsor's request. Approval of a marketing application for a fast track product can be based on an effect on a clinical endpoint or on a surrogate endpoint that is reasonably likely to predict clinical benefit. Approval of an application for a fast track product may be subject to:

       - post-approval studies to validate the surrogate endpoint or confirm the effect on the clinical endpoint; and

       -     prior review of all promotional materials.

If a preliminary review of the clinical data suggests that a fast track product may be effective, the FDA may initiate review of sections of a marketing application for a fast track product before the application is complete. This rolling review is available if the applicant provides a schedule for submission of remaining information and pays applicable user fees. However, the time periods specified under the Prescription Drug User Fee Act concerning timing goals to which the FDA has committed in reviewing an application, do not begin until the complete application is submitted.

We may request fast track designation for our immunotherapeutics. We cannot predict whether the FDA will grant that designation nor can we predict the ultimate impact, if any, of the fast track process on the timing or likelihood of FDA approval of our immunotherapeutics.

The FDA may, during its review of a new drug application or biologics license application, ask for additional test data. If the FDA does ultimately approve the product, it may require post-marketing testing, including potentially expensive phase IV studies, and surveillance to monitor the safety and effectiveness of the drug. In addition, the FDA may in some circumstances impose restrictions on the use of the drug that may be difficult and expensive to administer, and may require prior approval of promotional materials.

Before approving a new drug application or biologics license application, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facilities are in compliance with current Good Manufacturing Practices. In addition, the manufacture, holding, and distribution of a product must be in compliance with current Good Manufacturing Practices. Manufacturers must continue to expend time, money, and effort in the area of production and quality control and record keeping and reporting to ensure full compliance with those requirements. The labeling, advertising, promotion, marketing and distribution of a drug or biologic product must be in compliance with FDA regulatory requirements. Failure to comply with applicable requirements can lead to the FDA demanding that production and shipment cease, and, in some cases, that products be recalled, or to enforcement actions that can include seizures, injunctions, and criminal prosecution. These failures can also lead to FDA withdrawal of approval to market the product.

We are also subject to regulation by the Occupational Safety and Health Administration and the Environmental Protection Agency and to regulation under the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other regulatory statutes, and may in the future be subject to other federal, state or local regulations. Either or both of OSHA or the EPA may promulgate regulations that may affect our research and development programs. We are unable to predict whether any agency will adopt any regulation which could have a material adverse effect on our operations.

Sales of pharmaceutical products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. Whether or not FDA approval has been obtained, approval of a product by comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing the product in those countries. The time required to obtain this approval may be longer or shorter than that required for FDA approval. The foreign regulatory approval process includes all the risks associated with FDA regulation set forth above as well as country-specific regulations.

COMPETITION

Competition in the pharmaceutical and biotechnology industries is intense. Many pharmaceutical or biotechnology companies have products on the market and are actively engaged in the research and development of products for the treatment of cancer, infectious diseases and autoimmune disorders. In addition, many competitors focus on immunotherapy as a treatment for cancer, infectious diseases and autoimmune disorders. In particular, some of these companies are developing autologous cancer vaccines. Others are focusing on developing heat shock protein products. We compete for funding, access to licenses, personnel and third-party collaborations. In addition, many competitors have substantially greater financial, manufacturing, marketing, sales, distribution and technical resources, and more experience in research and development, clinical trials and regulatory matters, than we do. If a competing company were to develop, or acquire rights to, a more efficacious therapeutic product for the same diseases targeted by us, or one which offers significantly lower costs of treatment, our products could be rendered noncompetitive or obsolete.

Significant levels of research in biotechnology, medicinal chemistry and pharmacology occur in academic institutions, governmental agencies and other public and private research institutions. These entities have become increasingly active in seeking patent protection and licensing revenues for their research results. They also compete with us in recruiting and retaining skilled scientific talent.

FACILITIES

We lease approximately 30,225 square feet of laboratory space in Woburn, Massachusetts under a lease agreement that terminates in August 2003. We have an option to renew for an additional five-year period with the landlord's consent. Our executive offices are located in New York, New York, in an office building in which we lease approximately 8,000 square feet from an affiliated party. The agreement terminates in December 2006. You should read the discussion under "Certain Relationships and Related Transactions" regarding our executive offices. Finally, we lease a 2,000 square foot manufacturing facility in Framingham, Massachusetts under a lease agreement that terminates in December 1999.

EMPLOYEES

As of October 31, 1999, we had 67 employees, of whom ten have Ph.D.s and one has an M.D.; three are clinical staff, 21 are manufacturing and quality control staff, 21 are research and development staff, and 22 are management or administrative staff. None of our employees is subject to a collective bargaining agreement. We believe that our relations with our employees are good.

LEGAL PROCEEDINGS

Other than our opposition of a European patent discussed under "Risk Factors," we are not currently a party to any material legal proceedings or claims. You should read the discussion of our opposition of this European patent under "Risk Factors."

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Set forth below is certain information regarding our executive officers, directors and key employees, including their age as of November 1, 1999:

NAME                                         AGE                      TITLE
----                                         ---                      -----
Garo Armen, Ph.D.........................    46     Chairman of the Board, Chief Executive
                                                      Officer
Pramod Srivastava, Ph.D..................    44     Director, Chairman of Scientific Advisory
                                                      Board
Gamil de Chadarevian.....................    47     Vice Chairman of the Board, Executive
                                                      Vice President International
Elma Hawkins, Ph.D.......................    43     Senior Vice President
Dirk Reitsma, M.D........................    50     Vice President of Clinical Affairs
Neal Gordon, Ph.D........................    38     Vice President of Operations
Donald Panoz.............................    64     Director, Honorary Chairman
Noubar Afeyan, Ph.D.(1)(2)...............    37     Director
Edward Brodsky(1)........................    70     Director
Tom Dechaene(2)..........................    40     Director
Martin Taylor(1)(2)......................    47     Director

---------------------------------------------
(1)Member of the Compensation Committee

(2)Member of the Audit Committee

The size of the board of directors is currently set at eight members.

Antigenics' certificate of incorporation provides for a classified board of directors consisting of three classes, with each class being as nearly equal in number as possible. The term of one class expires and their successors are elected for a term of three years at each annual meeting of the stockholders. Antigenics has designated three class I directors, Messrs. de Chadarevian, Brodsky and Taylor, three class II directors, Messrs. Panoz, Afeyan and Srivastava, and two class III directors, Messrs. Armen and Dechaene. These class I, class II and class III directors will serve until the annual meetings of stockholders to be held in 2000, 2001 and 2002, respectively, and until their respective successors are duly elected and qualified, or until their earlier resignation or removal. Officers are appointed by the board of directors until the next annual meeting of the board of directors.

GARO ARMEN, PH.D. co-founded Antigenics in 1994 and has been the Chairman of the board and Chief Executive Officer since inception. Dr. Armen was previously a Senior Vice President of Research for Dean Witter Reynolds, focusing on the chemical and pharmaceutical industries. Dr. Armen has also served as an Associate Professor at the Merchant Marine Academy and as a research associate at the Brookhaven National Laboratory. He currently serves as a director of Elan Corporation, Plc. and Color Kinetics Inc. Dr. Armen received his Ph.D. degree in physical chemistry from the City University of New York in 1979. Since 1990, Dr. Armen has been the managing general partner of Armen Partners, L.P., an investment partnership specializing in public and private healthcare and biotechnology investments.

PRAMOD SRIVASTAVA, PH.D. co-founded Antigenics in 1994 and has served as the Chairman of the scientific advisory board since inception. Dr. Srivastava is the Director of the Center for Immunotherapy of Cancer and Infectious Diseases at the University of Connecticut. Dr. Srivastava has held positions at Fordham University and the Mount Sinai School of Medicine. His postdoctoral training was performed at Yale University and the Sloan-Kettering Institute for Cancer Research. Dr. Srivastava serves on the Scientific Advisory Council of the Cancer Research Institute, New York, and has been a member of the Experimental Immunology Study Section of the National Institutes of Health of the United States

Government since 1994. Dr. Srivastava is a past recipient of the First Independent Research Support & Transition Award of the National Institutes of Health (1987), the Irma T. Hirschl Scholar Award (1988), the Investigator Award of the Cancer Research Institute, New York (1991), the Mildred Scheel Lectureship (1994), and the Sigma Tau Foundation Speakership (1996). In 1997, he was inducted into the Roll of Honor of the International Union against Cancer and was listed in the Who's Who in Science and Engineering. He is among the twenty founding members of the Academy of Cancer Immunology. Dr. Srivastava earned his Ph.D. in Biochemistry from the Centre for Cellular and Molecular Biology, Hyderabad, India. Dr. Srivastava is a director of Iconics, Inc.

GAMIL DE CHADAREVIAN has served as the Vice Chairman of the Board since 1995 and as Executive Vice President International since 1998. Until April of 1998, he was Managing Director of Special Projects of Alza International, responsible for creating new business opportunities in Europe. From 1992 to 1993, Mr. de Chadarevian was the Vice President of Corporate Development for Corange London Limited. Prior to 1992, Mr. de Chadarevian held positions at Pasfin Servizi Finanziara SpA, GEA Consulenza and Credit Suisse. He is also co-founder and serves as an advisor to several private health care companies in the United States and Europe. Mr. de Chadarevian received a Lic. Oec. Publ. Degree from the University of Zurich in Switzerland. Mr. de Chadarevian is the co-founder and currently the Vice Chairman of Iconics, Inc. and Cambria Tech. Ltd.

ELMA HAWKINS, PH.D. has served as Senior Vice President since August 1998. From July 1996 through August 1998, Dr. Hawkins served as the Chief Operating Officer of the company. Prior to her employment by Antigenics, Dr. Hawkins served in a number of senior positions at Genzyme Corporation, including Director of Corporate Development. Dr. Hawkins has also held positions in preclinical and clinical research at Warner-Lambert/Parke-Davis and at the Center for the Study of Drug Development at Tufts Medical School. Dr. Hawkins holds a Ph.D. in Medicinal Chemistry from the University of Alabama and an M.B.A. from Boston University. Dr. Hawkins is a director of Nalari Computing Corporation.

DIRK REITSMA, M.D. has served as Vice President of Clinical Affairs and Medical Director since April 1997. From 1990 to 1997, Dr. Reitsma was employed by Ciba-Geigy, where he managed the clinical development of several biologic compounds and other new drugs. Dr. Reitsma was responsible for the phase III trials of Aredia in breast cancer, and for their regulatory submissions to the FDA. Prior to that, Dr. Reitsma was employed by Organon in Rockville, Maryland, where he worked on various biologics, including human monoclonal antibodies and on the submission of the regulatory filing for Bacillus Calmette Guerin, also known as BCG, for superficial bladder cancer. Dr. Reitsma practiced internal medicine and oncology at the Bergwegiekenhuis in Rotterdam prior to joining Organon. He received his M.D. from the Erasmus University in Rotterdam, The Netherlands.

NEAL GORDON, PH.D. has served as Vice President of Operations since May 1999. Prior to this position he served as Vice President Process Development since July 1998. Previously, he was Senior Director of Chromatography R&D at PerSeptive Biosystems, a division of PE Corp., formerly Perkin-Elmer Corporation. Over his ten-year career at PerSeptive, Dr. Gordon was involved in the development and application of innovative technologies for the purification and analysis of biopolymers, most notably the development of the BioCAD(R) Chromatography Workstation. Dr. Gordon received his Ph.D. in Biochemical Engineering from the Massachusetts Institute of Technology and a Bachelors degree in Chemical Engineering from McGill University.

DONALD PANOZ has been a director since 1995 and is the Honorary Chairman of the board of directors. In 1969, Mr. Panoz founded Elan Corporation, Plc., a pharmaceutical research and development company. Mr. Panoz was Chairman and Chief Executive Officer of Elan Corporation from 1969 until his retirement in 1996. Mr. Panoz is currently a Lecturer of Pharmacy at the University of Georgia. In January 1995, Mr. Panoz was named Honorary Irish Consulate General to Bermuda. Mr. Panoz attended Pittsburgh University and Duquesne University in Pennsylvania.

NOUBAR AFEYAN, PH.D. has been a director since 1998. Dr. Afeyan is Chairman and CEO of the NewcoGen Group and is also a partner at One Liberty Ventures. Dr. Afeyan was Senior Vice President and Chief Business Officer of PE Corp. until August 1999. Prior to its acquisition by PE Corp., Dr. Afeyan was the Chairman and Chief Executive Officer of PerSeptive Biosystems, a company that he founded in 1987 to develop, manufacture and market instruments and chemical reagents used to purify, analyze and synthesize biomolecules. Dr. Afeyan served as Chairman of the Board of ChemGenics Pharmaceuticals, Inc. during 1996 and 1997. He is also a member of the board of directors of two private companies. Dr. Afeyan received his undergraduate degree in Chemical Engineering from McGill University and his Ph.D. in Biochemical Engineering from the Massachusetts Institute of Technology.

EDWARD BRODSKY has been a director since 1995. Mr. Brodsky has been a partner of the law firm of Proskauer Rose LLP since 1992 and was previously a partner at the firm of Spengler Carlson Gubar Brodsky & Frisching. Mr. Brodsky and his firm represent Antigenics in legal matters. Mr. Brodsky is currently a director of Giant Cement Holding, Inc. and UIS, Inc.. He received his LL.B. from New York University School of Law.

TOM DECHAENE has been a director since 1999. Mr. Dechaene has been with Deutsche Bank since 1991 and is currently a director in the Principal Investments Group within the Equity Capital Markets division. This group specializes in minority investments in fast growing private companies in information technology, communications, new media and healthcare on a global basis. Mr. Dechaene is a director of Color Kinetics Inc. and Iconics, Inc. Mr. Dechaene holds a law degree from Ghent University, Belgium, an MBA from INSEAD, France and a degree in Applied Economics from the University of Antwerp.

MARTIN TAYLOR has been a director since June 1999. From 1993 until 1998, Mr. Taylor held the position of Chief Executive Officer of Barclays Bank Plc. Mr. Taylor is presently a member of the Council for Science and Technology and, since November 1999, has been chairman of the W.H. Smith Group Plc. In October 1999, he became an advisor to Goldman Sachs International. He was educated at Balliol College, Oxford University.

SCIENTIFIC ADVISORY BOARD

Our scientific advisory board is comprised of internationally recognized scientists in the fields of immunology, oncology, genetics and drug delivery. The scientific advisory board advises our management on strategic issues related to our scientific development program. Dr. Srivastava chairs the board which consists of the following other individuals:

JOSHUA LEDERBERG, PH.D. has been a member of the scientific advisory board since 1996 and is the board's Honorary Chairman. In 1958, at the age of 33, Dr. Lederberg received the Nobel Prize in Physiology of Medicine for his work in the field of bacterial genetics. Dr. Lederberg is currently the Sackler Foundation Scholar and Professor- and President-Emeritus at The Rockefeller University, in New York City, where he is researching the interrelationships of DNA conformation and mutagenesis. Previously, Dr. Lederberg was a professor of genetics at Stanford University. A member of the National Academy of Sciences and a charter member of its Institute of Medicine, Dr. Lederberg has served as chairman of the President's Cancer Panel and has chaired a comprehensive study of emergent infections sponsored by the Institute of Medicine, intended to counteract complacency about the threats from many infectious diseases. He has also received the United States National Medal of Science. Dr. Lederberg has served on the board of the Procter & Gamble Co., and continues as a part-time consultant to several financial and pharmaceutical research and development institutions. He received his Ph.D. from Yale University.

SIR WALTER BODMER, PH.D. has been a member of the scientific advisory board since 1996 and he is currently the board's Vice Chairman. Sir Walter currently serves as the Principal of Herford College, Oxford University. Previously, he was the Director-General of the Imperial Cancer Research Fund and was Director of Research at the Fund from 1979 to 1991. He is a Foreign Associate of the United States National Academy of Sciences and a Foreign Honorary Member of the American Academy of Arts and Sciences. He is also a Trustee of Sir John Soane's Museum and the first President of the International Federation of Associations for the Advancement of Science and Technology. In 1995, Sir Walter was appointed Chancellor of the University of Salford. Sir Walter was the second President of the Human

Genome Organization and is a past President of the British Association for the Advancement of Science and of the Royal Statistics Society. He has served as Chairman of the BBC Science Consultative Group and as Vice-President of the Royal Institution. Sir Walter has recently completed his term as Chairman of the Trustees of the Natural History Museum, having served as a Trustee for ten years. He received a Ph.D. from Cambridge University.

HANS-GEORG RAMMENSEE, PH.D. has been a member of the scientific advisory board since 1999. Dr. Rammensee is currently the Chair of Immunology at the University of Tubingen, where he has served in various capacities since 1987. From 1993 until 1996, he was Head, Department of Tumorvirus-Immunology, German Cancer Research Center, Heidelberg, where he was also on the faculty of Theoretical Medicine. From 1987 until 1993, Dr. Rammensee was Head, Laboratory for Immunology at the Max Planck Institute for Biology. Since 1987, Dr. Rammensee has been Coeditor of Immunogenetics and, since 1991, Coeditor of European Journal of Immunology. Dr. Rammensee is also Speaker for the Graduate Committee for Cell Biology in Medicine at the University of Tubingen and a Member of the Evaluation Committee for the Cooperation Program in Cancer Research between the German Cancer Research Center in Heidelberg and the Ministry of Science in Israel. From 1992 through 1997, Dr. Rammensee was a Member of the "Hinterzartener Kreis", a committee of the German Research Council. Dr. Rammensee has been the recipient of numerous awards including the Heinz Maier Leibnitz Award of the German Federal Ministry of Science (1988), the Wilhelm and Maria Meyenburg Award of the German Cancer Research Center (1991), the Gottfried Wilhelm Leibnitz Award of the German Research Council (1991), the Avery Landsteiner Award of the Society for Immunology (1992), the Robert Koch Award of the Robert Koch Foundation (1993), the Paul Ehrlich and Ludwig Darmstaedter Award of the Paul Ehrlich Foundation (1996) and the Rose Payne Distinguished Scientist Award of the American Society for Histocompatibility and Immunogenetics (1997). Dr. Rammensee received his Ph.D. from the University of Tubingen in 1982, where he studied minor histocompatibility antigens in immune response.

FELIX THEEUWES, PH.D. has been a member of the scientific advisory board since 1996. Dr. Theeuwes is currently the Chairman and Chief Scientist of Durect Corporation, which is an affiliate of Alza Corporation. Prior to his current position, Dr. Theeuwes was Chief Scientist at Alza Corporation. Dr. Theeuwes was with Alza from 1970, directing research, technology development and product development for a variety of controlled drug delivery systems. Dr. Theeuwes holds more than 220 United States patents and has published more than 80 articles and book chapters. In 1980, Dr. Theeuwes was named Inventor of the Year by the Peninsula Patent Law Association. In 1983, he was the recipient of the Award for the Advancement of Industrial Pharmacy. He was the Busse Lecturer at the University of Wisconsin in 1981 and, in 1985, the Third Annual Sidney Riegelman Lecturer at the University of California, San Francisco. He is a Fellow of the American Association of Pharmaceutical Scientists, and, in 1993, he became the first recipient of Alza Corporation's Founder's Award. Dr. Theeuwes is currently a member of the board of directors of both Vinifera, Inc. and Durect Corporation. He received his undergraduate and graduate education in physics at the University of Leuven, Belgium, with a D.Sc. degree in 1966. From 1966 to 1970 he served as a post-doctoral fellow and visiting research assistant professor in the Department of Chemistry, University of Kansas.

AUDIT COMMITTEE

The audit committee makes recommendations to the board of directors about the selection of independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors, and evaluates our internal controls. The audit committee consists of Messrs. Taylor, Dechaene and Afeyan.

COMPENSATION COMMITTEE

The compensation committee reviews and approves the compensation and benefits for our executive officers, administers our stock option plans and makes recommendations to the board of directors about compensation matters. The compensation committee consists of Messrs. Taylor, Brodsky and Afeyan.

EXECUTIVE COMPENSATION

The following table summarizes the compensation paid to or earned during the fiscal year ended December 31, 1998 by our chief executive officer and all of our other executive officers whose salary and bonus exceeded $100,000. We refer to these persons as the named executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG-TERM
                                                              1998 ANNUAL            COMPENSATION
                                                             COMPENSATION          -----------------
                                                        -----------------------    SHARES UNDERLYING
NAME AND PRINCIPAL POSITION                             SALARY($)     BONUS($)        OPTIONS(#)
---------------------------                             ----------    ---------    -----------------
Garo H. Armen, Ph.D., Chief Executive Officer.......       --            --
Elma Hawkins, Ph.D., Senior Vice President..........     $200,000      $20,000
Neal Gordon, Ph.D., Vice President of Operations....     $ 57,272(1)   $28,750

---------------------------------------------
(1)Dr. Gordon commenced employment with Antigenics in July 1998.

1998 OPTION GRANTS

The following table contains certain information regarding stock option grants during the twelve months ended December 31, 1998 by us to the named executive officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                  POTENTIAL REALIZABLE
                                                                                                    VALUE AT ASSUMED
                              NUMBER OF                                                           ANNUAL RATES OF STOCK
                              SECURITIES    PERCENT OF TOTAL                                       PRICE APPRECIATION
                              UNDERLYING    OPTIONS GRANTED     EXERCISE OR BASE                   FOR OPTION TERM(1)
                               OPTIONS        TO EMPLOYEES           PRICE          EXPIRATION    ---------------------
NAME                          GRANTED(#)     IN FISCAL YEAR        ($/SHARE)           DATE        5%($)        10%($)
----                          ----------    ----------------    ----------------    ----------    -------      --------
Garo H. Armen, Ph.D.,
  Chief Executive
  Officer.................       --               --                  --                 --         --            --
Elma Hawkins, Ph.D.,
  Senior Vice President...       --               --                  --                 --         --            --
Neal Gordon, Ph.D., Vice
  President of
  Operations..............                                                             7/08

---------------------------------------------
(1)The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the SEC and, therefore, are not intended to forecast possible future appreciation, if any, in the price of the underlying common stock. No gain to the optionees is possible without an increase in price of the common stock, which will benefit all stockholders proportionately. In order to realize the potential values set forth in the 5% and 10% columns of this table, the per share price of the common stock would have to be
   $        and $        , or approximately     % and     % above the respective
   exercise or base price shown, based on an assumed initial public offering
   price of $    per share.

OPTION EXERCISES AND YEAR-END OPTION VALUES

The following table provides information about the number of shares issued upon option exercises by the named executive officers during the year ended December 31, 1998, and the value realized by the named executive officers. The table also provides information about the number and value of options held by the named executive officers at December 31, 1998. As our common stock is not publicly traded, a readily ascertainable market value is not available.

               AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                                     NUMBER OF SECURITIES
                                                                    UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                       OPTIONS AT FISCAL           IN-THE-MONEY OPTIONS
                                                                          YEAR-END(#)            AT FISCAL YEAR END($)(1)
                                  SHARES ACQUIRED      VALUE      ---------------------------   ---------------------------
NAME                              ON EXERCISE(#)    REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                              ---------------   -----------   -----------   -------------   -----------   -------------
Garo H. Armen, Ph.D., Chief
  Executive Officer...........          --              --
Elma Hawkins, Ph.D., Senior
  Vice President..............          --              --
Neal Gordon, Ph.D., Vice
  President of Operations.....          --              --

---------------------------------------------
(1)Based on the difference between the option exercise price and an assumed
   initial public offering price of $    per share of common stock.

EMPLOYMENT AGREEMENTS

Under an employment agreement dated June 1, 1998, Antigenics agreed to employ Elma Hawkins, Ph.D. as Senior Vice President for one year at an annual base salary of $200,000, which is subject to performance and merit based increases. Pursuant to the agreement, Dr. Hawkins was issued options to purchase shares of the company's common stock at an exercise price of
$          per share vesting over three years. The agreement is automatically renewed for successive one-year periods unless either party terminates the agreement. If Dr. Hawkins is terminated without cause as that term is defined in the agreement, she is entitled to her base salary through the end of the one-year term during which the termination occurs. If Dr. Hawkins is terminated either because her position of Senior Vice President is eliminated or because there is a change in control of Antigenics, we are obligated to pay her cash or Antigenics common stock equal to one year's base salary.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As a limited liability company, a compensation committee consisting of Messrs. Afeyan and Brodsky reviewed salaries and incentive compensation for our employees and consultants. The compensation committee of the board of directors of Antigenics Inc. consists of Messrs. Taylor, Brodsky and Afeyan. Although none of the compensation committee members are officers or employees of Antigenics, each of Garo Armen, our chairman and chief executive officer, and Gamil de Chadarevian, our vice chairman and executive vice president international, have previously participated in compensation discussions with the committee. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee. Mr. Brodsky, however, is a partner of Proskauer Rose LLP, a law firm that provides legal services to Antigenics.

DIRECTOR COMPENSATION

We reimburse directors for out-of-pocket and travel expenses incurred while attending board of director and committee meetings. Directors have been awarded
options to purchase up to           shares of common stock at exercise prices
ranging from $          to $          .

EMPLOYEE BENEFIT PLANS

1999 EQUITY INCENTIVE PLAN

Antigenics's equity plan authorizes the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options for the purchase of an aggregate of 4,500,000 shares (subject to adjustment for stock splits and similar capital changes) of common stock to Antigenics's employees and, in the case of non-qualified stock options, to consultants of Antigenics or any affiliate, as defined in the equity plan. The board of directors has appointed the compensation committee to administer
the equity plan. Upon the closing of this offering,           shares of common
stock were subject to outstanding options granted under the equity plan, leaving shares available for issuance under future grants under the equity plan.

1999 EMPLOYEE STOCK PURCHASE PLAN

Antigenics has also adopted an employee stock purchase plan under which employees may purchase shares of common stock at a discount from fair market value. There are 300,000 shares of common stock reserved for issuance under the purchase plan. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended. Rights to purchase common stock under the purchase plan are granted at the discretion of the compensation committee, which determines the frequency and duration of individual offerings under the plan and the dates when stock may be purchased. Eligible employees participate voluntarily and may withdraw from any offering at any time before stock is purchased. Participation terminates automatically upon termination of employment. The purchase price per share of common stock in an offering will not be less than 85% of the lesser of its fair market value at the beginning of the offering period or on the applicable exercise date and may be paid through payroll deductions, periodic lump sum payments or a combination of both. The purchase plan terminates on November 15, 2009. As of November 15, 1999, no shares of common stock had been issued under the purchase plan.

401(K) PLAN

We sponsor a 401(k) plan for all of our employees. Employees are eligible to participate after they have completed one year of service with us. Participants may contribute up to 15% of their current compensation, with a maximum of $10,000 each year. Each participant is fully vested in his or her salary contributions and related earnings and losses. We match 100% of the participant's contribution and our matching contributions vest over four years. We have discretion to change that amount at any time.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Antigenics currently leases office space at cost from GHA Management Corporation which is wholly owned by Garo Armen, Ph.D. Dr. Armen is the chairman and chief executive officer of Antigenics and we use the office space for our corporate headquarters. The payments to GHA Management totaled approximately $77,000, $143,000 and $211,000 for the years ended December 31, 1996, 1997 and 1998, respectively. Under the current agreement, payments will be approximately $312,000 annually until the agreement expires in December 2006. Antigenics believes that the terms of the current agreement are at least as favorable as terms it could have obtained in an arm's length transaction with an independent third party. In addition, we have letters of credit for the benefit of GHA Management Corporation in connection with this lease in the amount of $375,000. These letters of credit expire in January 2000. You should also read the discussion regarding Mr. Brodsky's relationship with the law firm of Proskauer Rose LLP under "Management -- Compensation Committee Interlocks and Insider Participation."

                             PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the
beneficial ownership of our common stock as of           , 1999, and as adjusted
to reflect the sale of           shares of common stock in this offering, by:

      - each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of the common stock;

      -     each of our directors;

      -     each of our named executive officers; and

      -     all of our directors and current executive officers as a group.

Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all the shares of common stock beneficially owned by them subject to community property laws, where applicable.

The "Number of Shares Beneficially Owned" column below is based on
shares of common stock outstanding at           , 1999, and           shares of
common stock outstanding after the offering. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of
          , 1999 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of the person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

                                                                        PERCENTAGE OF TOTAL
                                                    NUMBER OF SHARES    --------------------
                                                      BENEFICIALLY       BEFORE      AFTER
BENEFICIAL OWNER(1)                                      OWNED          OFFERING    OFFERING
-------------------                                 ----------------    --------    --------
STOCKHOLDERS OWNING APPROXIMATELY 5% OR MORE:
  Lawrence Feinberg.............................
     c/o Oracle Partners LP
     712 Fifth Avenue, 45th Floor
     New York, New York 10019
DIRECTORS AND EXECUTIVE OFFICERS
  Garo H. Armen, Ph.D...........................
  Pramod Srivastava, Ph.D.......................
  Gamil de Chadarevian..........................
  Elma Hawkins, Ph.D............................
  Neal Gordon, Ph.D.............................
  Donald Panoz..................................
  Noubar Afeyan, Ph.D...........................
  Edward Brodsky................................
  Tom Dechaene..................................
  Martin Taylor.................................
  All current executive officers and directors
     as a group (10 persons)....................

---------------------------------------------
 *  Indicates less than 1%

(1) Unless otherwise indicated, the address of each shareholder is Antigenics Inc., 630 Fifth Avenue, New York, New York 10111.

                          DESCRIPTION OF CAPITAL STOCK

Immediately following the closing of this offering, the authorized capital stock of Antigenics will consist of 100,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. After the closing of this offering and giving effect to the issuance of shares of common stock and the merger of Antigenics L.L.C. with and into Antigenics Inc., there will be:

      -                    shares of common stock outstanding;

      -     options to purchase                shares of common stock
            outstanding of which                will be exerciseable upon the
            closing of this offering;

      -     warrants to purchase                shares of common stock
            outstanding, all of which will be exercisable upon the closing of this offering; and

      -     no shares of preferred stock outstanding.

COMMON STOCK

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor as the board may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in Antigenics' certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

Pursuant to Antigenics' certificate of incorporation, the board of directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions of those shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The board of directors, without stockholder approval, is able to issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Antigenics or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock. At present, there are no shares of preferred stock outstanding.

ANTI-TAKEOVER PROVISIONS

Delaware Law

Section 203 of the Delaware General Corporation Law is applicable to corporate takeovers of Delaware corporations. Subject to exceptions enumerated in Section 203, Section 203 provides that a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that the stockholder becomes an interested stockholder unless:

      - prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

      - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, though some shares may be excluded from the calculation; and

      - on or subsequent to that date, the business combination is approved by the board of directors of the corporation and by the affirmative votes of holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Except as specified in Section 203, an interested stockholder is generally defined to include any person who, together with any affiliates or associates of that person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, any time within three years immediately prior to the relevant date. Under certain circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect not to be governed by this section, by adopting an amendment to our certificate of incorporation or by-laws, effective 12 months after adoption. Antigenics' certificate of incorporation and its by-laws do not exclude Antigenics from the restrictions imposed under Section 203. It is anticipated that the provisions of
Section 203 may encourage companies interested in acquiring Antigenics to negotiate in advance with the board since the stockholder approval requirement would be avoided if a majority of the directors then in office excluding an interested stockholder approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder. These provisions may have the effect of deterring hostile takeovers or delaying changes in control of Antigenics, which could depress the market price of the common stock and which could deprive stockholders of opportunities to realize a premium on shares of the common stock held by them.

Charter and By-law Provisions

Our certificate of incorporation and by-laws contain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change management. Antigenics' certificate of incorporation provides that stockholders may not take action by written consent but may only act at a stockholders' meeting, and that special meetings of the stockholders of Antigenics may only be called by the president or a majority of the board and requires advance notice of business to be brought by a stockholder before the annual meeting. The certificate of incorporation includes provisions classifying the board of directors into three classes with staggered three-year terms. In addition, our directors may only be removed from office for cause. Under the certificate of incorporation and by-laws, the board of directors may enlarge the size of the board and fill any vacancies on the board. The by-laws provide that nominations for directors may not be made by stockholders at any annual or special meeting unless the stockholder intending to make a nomination notifies us of its intention a specified period in advance and furnishes certain information.

REGISTRATION RIGHTS

In connection with the private placement completed in November 1999, we granted
registration rights with respect to                shares of common stock sold
in that private placement. Pursuant to these registration rights, we are obligated to file, approximately 90 days after the date of this prospectus, a registration statement covering these shares of common stock for resale. All expenses incurred in connection with this registration, other than any underwriters' discounts and commissions, will be borne by Antigenics.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for the common stock and we cannot assure you that a liquid trading market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after this offering or the anticipation of those sales could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. Sales of substantial amounts of common stock of Antigenics in the public market or the anticipation of these sales could adversely affect the prevailing market price of the common stock and the ability of Antigenics to raise equity capital in the future.

After the closing of this offering, Antigenics will have outstanding
shares of common stock, which includes           shares issued upon the
conversion of warrants issued in the November 1999 and assumes no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by "affiliates" of Antigenics as that term is defined in Rule 144 under the Securities Act. An
additional           shares are expected to be covered by a registration
statement we will file approximately 90 days following this offering. The
remaining           restricted shares held by existing stockholders are subject to various lock-up agreements providing that, with limited exceptions, the stockholder will not offer, sell, contract to sell, grant an option to purchase, effect a short sale or otherwise dispose of or engage in any hedging or other transaction that is designed or reasonably expected to lead to a disposition of any shares of common stock or any option to purchase common stock or any securities exchangeable for or convertible into common stock for a period of one year after the date of this prospectus. Though these shares may be eligible for earlier sale under the provisions of the Securities Act, none of these shares will be saleable until 365 days after the date of this prospectus as a result of these lock-up agreements. Beginning 365 days after the date of this prospectus, restricted shares will be eligible for sale in the United States public market, subject to volume and other limitations. In addition, as of
            , 1999, there were outstanding options to purchase           shares
of common stock, none of which options are expected to be exercised prior to the closing of the offering. We expect that concurrently with the closing of this offering warrants to purchase common stock will be converted, on a net exercise
basis, into      shares of common stock and that warrants to purchase an
additional           shares of common stock will be outstanding. All of the
shares issued upon exercise will be subject to lock-up agreements.

In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period up to that number of shares that does not exceed the greater of: (1) 1% of the number of shares of
common stock then outstanding, which is approximately           shares, or (2)
the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to certain "manner of sale" provisions and notice requirements and to the requirement that current public information about Antigenics be available. Under Rule 144(k), a person who is not deemed to have been an affiliate of Antigenics at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701 permits resales of qualified shares held by some affiliates in reliance upon Rule 144 but without compliance with some restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to Antigenics who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 further provides that non-affiliates may sell shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares of common stock are required to wait until 90 days after the date of this prospectus before selling shares. However, all shares issued pursuant to Rule 701 are subject to lock-up agreements and will only become eligible for sale at the expiration of the 365-day lock-up.

                                  UNDERWRITING

Subject to certain terms and conditions contained in an underwriting agreement, the underwriters named below, for whom U.S. Bancorp Piper Jaffray Inc. and BancBoston Robertson Stephens Inc. are acting as representatives, have severally agreed to purchase the number of shares of common stock from us set forth opposite their names below:

UNDERWRITERS                                                    NUMBER OF SHARES
------------                                                    ----------------
U.S. Bancorp Piper Jaffray Inc..............................
BancBoston Robertson Stephens Inc...........................

          Total.............................................
                                                                    ========

The underwriting agreement provides that the obligations of the several underwriters to purchase shares of common stock are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of common stock are purchased by the underwriters pursuant to the underwriting agreement, all such shares of common stock (other than the shares of common stock covered by the over-allotment option described below) must be so purchased.

We have been advised by the underwriter representatives that the underwriters propose to offer the shares of common stock to the public initially at the price to the public set forth on the cover page of this prospectus and to certain dealers (who may include the underwriters) at such price less a concession not
to exceed $     per share. The underwriters may allow, and such dealers may
reallow, discounts not in excess of           per share to any other underwriter
and certain other dealers.

We have granted to the underwriters an option to purchase up to additional shares of common stock at the initial public offering price less the underwriting discount solely to cover over-allotments. Such option may be exercised in whole or in part from time to time during the 30-day period after the date of this prospectus. To the extent that the underwriters exercise such option, each of the underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such underwriter's initial commitment as indicated in the preceding table. If the underwriters exercise their option in full, the total price to the public would
be $       , the total underwriting discount would be $       and total proceeds
to us would be $       .

We, together with certain of our stockholders and our executive officers and directors, have agreed not to directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of such common stock, or to cause a registration statement covering any shares of common stock to be filed, for a period of 365 days after the date of this prospectus without the prior written consent of the underwriters, subject to limited exceptions. See "Shares Eligible for Future Sale."

Prior to this offering, there has been no established trading market for the common stock. The initial price to the public for the common stock offered by us will be determined by negotiation among and the underwriter representatives and us. The factors to be considered in determining the initial price to the public will include the history of and the prospects for the industry in which we compete, the ability of our management, our past and present operations, our prospects for future earnings, the general condition of the securities markets at the time of this offering and the recent market prices of securities of generally comparable companies. We will apply to list our common stock on the Nasdaq National Market.

The underwriters do not intend to make sales to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of common stock offered hereby.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot this offering, creating a syndicate short position. Underwriters may bid for and purchase shares of common stock in the open market to cover syndicate short positions. In addition, the underwriters may bid for and purchase shares of common stock in the open market to stabilize the price of the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. These transactions may be effected on the Nasdaq National Market or otherwise. The underwriters are not required to engage in these activities and may end these activities at any time.

In connection with this offering, some underwriters and selling group members may also engage in passive market making transactions in the common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

At our request, the underwriters have reserved for sale, at the initial public
offering price, up to           shares of common stock for our directors,
officers, employees and business associates. The number of shares of common stock available for sale to the general public will be reduced to the extent those persons purchase any of the reserved shares. Any reserved shares that are not purchased will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Palmer & Dodge LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

The consolidated financial statements of Antigenics L.L.C. and subsidiary as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998, and for the period from March 31, 1994 (date of inception) to December 31, 1998, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. While we have disclosed the material terms of any of our contracts, agreements or other documents referenced in this prospectus, you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market you should call (212) 656-5060.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Consolidated Financial Statements:
  Independent Auditors' Report..............................     F-2
  Consolidated Balance Sheets as of December 31, 1997 and
     1998...................................................     F-3
  Consolidated Statements of Operations for the years ended
     December 31, 1996, 1997 and 1998 and for the period
     from March 31, 1994 (date of inception) to December 31,
     1998...................................................     F-4
  Consolidated Statements of Members' Equity for the years
     ended December 31, 1996, 1997 and 1998 and for the
     period from March 31, 1994 (date of inception) to
     December 31, 1998......................................     F-5
  Consolidated Statement of Cash Flows for the years ended
     December 31, 1996, 1997 and 1998 and for the period
     from March 31, 1994 (date of inception) to December 31,
     1998...................................................     F-6
  Notes to Consolidated Financial Statements................     F-7
Unaudited Consolidated Interim Financial Statements:
  Consolidated Balance Sheet as of September 30, 1999.......    F-16
  Consolidated Statement of Operations for the nine months
     ended September 30, 1998 and 1999, and for the period
     from March 31, 1994 (date of inception) to September
     30, 1999...............................................    F-17
  Consolidated Statements of Members' Equity for the nine
     months ended September 30, 1999, and for the period
     from March 31, 1994 (date of inception) to September
     30, 1999...............................................    F-18
  Consolidated Statements of Cash Flows for the nine months
     ended September 30, 1998 and 1999, and for the period
     from March 31, 1994 (date of inception) to September
     30, 1999...............................................    F-19
  Notes to Unaudited Consolidated Financial Statements......    F-20

                          INDEPENDENT AUDITORS' REPORT

The Members and Board of Managers
Antigenics L.L.C.:

We have audited the accompanying consolidated balance sheets of Antigenics L.L.C. and subsidiary (a Delaware limited liability company in the development stage and a successor operating company) as of December 31, 1997 and 1998, and the related consolidated statements of operations, members' equity and cash flows for each of the years in the three-year period ended December 31, 1998 and the period from March 31, 1994 (date of inception) to December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Antigenics L.L.C. and subsidiary as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 and the period from March 31, 1994 (date of inception) to December 31, 1998, in conformity with generally accepted accounting principles.

                                            /s/ KPMG LLP

Short Hills, New Jersey
October 28, 1999

                               ANTIGENICS L.L.C.
                         (A DEVELOPMENT STAGE COMPANY)

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1998

                                                                   1997            1998
                                                                -----------    ------------
ASSETS
Cash and cash equivalents...................................    $13,086,402    $ 22,168,049
Prepaid expenses............................................        138,994         230,632
Other assets................................................         20,138          21,189
Due from related party......................................             --          27,605
                                                                -----------    ------------
     Total current assets...................................     13,245,534      22,447,475
Plant and equipment, net....................................        783,655       4,106,183
Other assets................................................         46,237          74,071
Organization costs, less accumulated amortization of $21,587
  and $28,174 in 1997 and 1998, respectively................         14,472           7,885
                                                                -----------    ------------
     Total assets...........................................    $14,089,898    $ 26,635,614
                                                                ===========    ============
LIABILITIES AND MEMBERS' EQUITY
Accounts payable............................................    $   245,602    $  2,036,814
Accrued liabilities.........................................        570,869          48,134
Due to related party........................................         61,658              --
Current portion, long-term debt.............................             --         200,497
                                                                -----------    ------------
     Total current liabilities..............................        878,129       2,285,445

Long-term debt..............................................             --         709,006

Members' capital -- no stated value; 93,354 and 104,024
  units issued..............................................     22,424,501      43,223,509
Subscription notes receivable...............................             --      (2,102,000)
Deficit accumulated during development stage................     (9,212,732)    (17,480,346)
                                                                -----------    ------------
     Total members' equity..................................     13,211,769      23,641,163
Commitments and contingencies
                                                                -----------    ------------
     Total liabilities and members' equity..................    $14,089,898    $ 26,635,614
                                                                ===========    ============

          See accompanying notes to consolidated financial statements.

                               ANTIGENICS L.L.C.
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
            FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998 AND
             FOR THE PERIOD FROM MARCH 31, 1994 (DATE OF INCEPTION)
                              TO DECEMBER 31, 1998

                                                                                      MARCH 31,
                                                                                        1994
                                                                                      (DATE OF
                                                                                    INCEPTION) TO
                                                                                    DECEMBER 31,
                                          1996           1997           1998            1998
                                       -----------    -----------    -----------    -------------
Revenue............................    $        --    $        --    $        --    $         --
Expenses:
  Research and development.........     (1,568,903)    (2,547,799)    (5,908,160)    (10,879,904)
  General and administrative.......     (1,042,033)    (1,375,444)    (2,734,947)     (7,660,804)
  Depreciation and amortization....        (78,856)      (202,090)      (360,285)       (696,347)
                                       -----------    -----------    -----------    ------------
     Total operating loss..........     (2,689,792)    (4,125,333)    (9,003,392)    (19,237,055)
Other income:
  Non-operating income.............        249,988             --             --         249,988
  Interest income..................        281,245        481,179        735,778       1,506,721
                                       -----------    -----------    -----------    ------------
     Net loss......................    $(2,158,559)   $(3,644,154)   $(8,267,614)   $(17,480,346)
                                       ===========    ===========    ===========    ============
Net loss per members' equity unit,
  basic and diluted................    $    (25.43)   $    (40.71)   $    (86.42)
                                       ===========    ===========    ===========
Weighted average members' units
  outstanding, basic and diluted...         84,876         89,525         95,673
                                       ===========    ===========    ===========

          See accompanying notes to consolidated financial statements.

                               ANTIGENICS L.L.C.
                         (A DEVELOPMENT STAGE COMPANY)

                   CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY
            FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998 AND
               THE PERIOD FROM MARCH 31, 1994 (DATE OF INCEPTION)
                              TO DECEMBER 31, 1998

                                                                         DEFICIT
                                                                       ACCUMULATED
                                                        SUBSCRIPTION      DURING
                                           MEMBERS'        NOTES       DEVELOPMENT
                                 UNITS      CAPITAL      RECEIVABLE       STAGE          TOTAL
                                -------   -----------   ------------   ------------   -----------
Balance at March 31, 1994...         --   $        --   $        --    $         --   $        --
Net loss....................         --            --            --        (183,440)     (183,440)
Issuance of units...........     65,200       400,010            --              --       400,010
                                -------   -----------   -----------    ------------   -----------

Balance at December 31,
  1994......................     65,200       400,010            --        (183,440)      216,570
Net loss....................         --            --            --      (3,226,579)   (3,226,579)
Issuance of units...........      6,000     1,500,000      (150,000)             --     1,350,000
Grant of members' equity
  units.....................      8,800     2,200,000            --              --     2,200,000
                                -------   -----------   -----------    ------------   -----------

Balance at December 31,
  1995......................     80,000     4,100,010      (150,000)     (3,410,019)      539,991
Net loss....................         --            --            --      (2,158,559)   (2,158,559)
Grant and recognition of
  options...................         --       276,676            --              --       276,676
Payment of subscription
  notes receivable..........         --            --       150,000              --       150,000
Issuance of units...........      9,512    10,600,000      (250,000)             --    10,350,000
                                -------   -----------   -----------    ------------   -----------

Balance at December 31,
  1996......................     89,512    14,976,686      (250,000)     (5,568,578)    9,158,108
Net loss....................         --            --            --      (3,644,154)   (3,644,154)
Payment of subscription
  notes receivable..........         --            --       250,000              --       250,000
Grant and recognition of
  options...................         --        62,815            --              --        62,815
Issuance of units...........      3,842     7,385,000            --              --     7,385,000
                                -------   -----------   -----------    ------------   -----------

Balance at December 31,
  1997......................     93,354    22,424,501            --      (9,212,732)   13,211,769
Net loss....................         --            --            --      (8,267,614)   (8,267,614)
Grant and recognition of
  options...................         --       472,023            --              --       472,023
Exercise of options.........        224       250,000            --              --       250,000
Issuance of units...........     10,446    20,076,985    (2,102,000)             --    17,974,985
                                -------   -----------   -----------    ------------   -----------

Balance at December 31,
  1998......................    104,024   $43,223,509   $(2,102,000)   $(17,480,346)  $23,641,163
                                =======   ===========   ===========    ============   ===========

          See accompanying notes to consolidated financial statements.

                               ANTIGENICS L.L.C.
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998 AND
             FOR THE PERIOD FROM MARCH 31, 1994 (DATE OF INCEPTION)
                              TO DECEMBER 31, 1998

                                                                                      MARCH 31,
                                                                                        1994
                                                                                      (DATE OF
                                                                                    INCEPTION) TO
                                                                                    DECEMBER 31,
                                             1996          1997          1998           1998
                                          -----------   -----------   -----------   -------------
Cash flows from operating activities:
  Net loss............................    $(2,158,559)  $(3,644,154)  $(8,267,614)  $(17,480,346)
  Adjustments to reconcile net loss to
     net cash used in operating
     activities:
     Depreciation and amortization....         78,856       202,090       360,285        696,347
     Members' equity options..........        276,676        62,815       472,023        811,514
     Members' equity grant............             --            --            --      2,200,000
  Changes in operating assets and
     liabilities:
     Other assets.....................         (1,792)      (64,583)      (28,885)       (95,260)
     Prepaid assets...................        (10,734)      (87,927)      (91,638)      (230,632)
     Organization costs...............             --            --            --        (32,934)
     Accounts payable.................        246,357      (553,263)    1,791,212      2,036,814
     Accrued liabilities..............         66,865       504,004      (522,735)        48,134
     Due to/from related party, net...         29,788        63,361       (89,263)       (27,605)
                                          -----------   -----------   -----------   ------------
       Net cash used in operating
          activities..................     (1,472,543)   (3,517,657)   (6,376,615)   (12,073,968)
                                          -----------   -----------   -----------   ------------
Cash flows from investing activities:
  Purchase of plant and equipment.....       (231,262)     (622,504)   (3,704,168)    (4,809,423)
  Proceeds from the sale of plant and
     equipment........................             --         4,000        27,942         31,942
                                          -----------   -----------   -----------   ------------
       Net cash used in investing
          activities..................       (231,262)     (618,504)   (3,676,226)    (4,777,481)
                                          -----------   -----------   -----------   ------------
Cash flows from financing activities:
  Members' equity contributions.......     10,500,000     7,635,000    17,974,985     37,859,995
  Exercise of members' equity
     options..........................             --            --       250,000        250,000
  Proceeds from debt..................             --            --       909,503        909,503
                                          -----------   -----------   -----------   ------------
     Net cash provided by financing
       activities.....................     10,500,000     7,635,000    19,134,488     39,019,498
                                          -----------   -----------   -----------   ------------
Net increase in cash and cash
  equivalents.........................      8,796,195     3,498,839     9,081,647     22,168,049
Cash and cash equivalents at beginning
  of period...........................        791,368     9,587,563    13,086,402             --
                                          -----------   -----------   -----------   ------------
Cash and cash equivalents at end of
  period..............................    $ 9,587,563    13,086,402    22,168,049     22,168,049
                                          ===========   ===========   ===========   ============
Non-cash investing and financing
  activities:
  Members' equity contributions
     financed by notes receivable.....    $   250,000   $        --   $ 2,102,000   $  2,102,000
                                          ===========   ===========   ===========   ============

          See accompanying notes to consolidated financial statements.

                               ANTIGENICS L.L.C.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  ORGANIZATION AND BUSINESS

The business was formed on March 31, 1994 through the creation of a Delaware corporation. In July 1995, the founders of the Delaware corporation formed Antigenics L.L.C. (together with its subsidiary, Antigenics or the Company), a Delaware limited liability company, and subsequently transferred to the Company all of the assets, liabilities, properties and rights of the Delaware corporation in exchange for an initial 81.5% equity interest in the Company. The accounting for this recapitalization was recorded at the Delaware corporation's historical cost. In connection with the recapitalization, the Company also raised $1,500,000 (including $150,000 of subscription notes receivable) in a private equity transaction in exchange for a 7.5% initial ownership interest and a further 11% initial ownership interest was exchanged for services rendered to the Company by certain outside advisors, the value of which was recognized as a non-cash expense of $2,200,000 during 1995.

The Company is developing immunotherapeutics for the treatment of cancer, infectious diseases and autoimmune disorders based on the Company's proprietary heat shock protein technology. The Company's research has demonstrated that when purified heat shock protein-peptide complexes are injected into the skin, they trigger an immune response against cancers and infectious diseases. Antigenics seeks to create immunotherapeutics to "jump-start" patients' immune systems into destroying diseased cells in the body.

Antigenics is primarily engaged in the development of its heat shock protein technology and its lead immunotherapeutic product, Oncophage(R). The related business activities include product research and development activities, regulatory and clinical affairs, establishing manufacturing capabilities, pilot stage production for clinical trials, and administrative and corporate development activities. As of December 31, 1998, the Company has not commenced commercial operations and, accordingly, is in the development stage. Consequently, the Company is subject to all the risks inherent in the establishment of a new business. The Company has incurred annual operating losses since inception and, as a result, at December 31, 1998 has a deficit accumulated during the development stage of approximately $17.5 million. The Company's operations during development have been funded principally by members' equity. While the Company believes that its working capital resources are sufficient to satisfy its liquidity requirements over the next 12 months, satisfying the Company's long-term liquidity needs will require the successful commercialization of Oncophage or other products and additional members' equity.

The Company's immunotherapeutics require clinical trials and approvals from regulatory agencies as well as acceptance in the marketplace. As of February 17, 1999, the Company had begun seven clinical trials in four cancer indications, two of which have been completed, and three of which are in Phase II. Although the Company believes its patents, patent rights and patent applications are valid, the invalidation of its patents or failure of certain of its pending patent applications to issue as patents could have a material adverse effect upon its business. The Company competes with specialized biotechnology companies, major pharmaceutical and chemical companies and universities and research institutions. Many of these competitors have substantially greater resources than does the Company.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  BASIS OF PRESENTATION

The Company's consolidated financial statements include the accounts of Antigenics L.L.C. and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

                               ANTIGENICS L.L.C.
                         (A DEVELOPMENT STAGE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(b)  USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)  CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with maturities at acquisition of three months or less to be cash equivalents. Cash equivalents at December 31, 1997 and 1998 consist of investments in money market accounts which are unrestricted as to withdrawal or use.

(d)  PLANT AND EQUIPMENT

Plant and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed over the shorter of the lease term or estimated useful life of the asset. Additions and improvements are capitalized, while repairs and maintenance are charged to expense as incurred.

(e)  ORGANIZATION COSTS

Organization costs, consisting primarily of legal fees, are being amortized using the straight-line method over a five-year period.

(f)  LONG-LIVED ASSETS

The Company's policy is to record long-lived assets at cost, amortizing these costs over the expected useful lives of the related assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of," these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The assets are evaluated for continuing value and proper useful lives by comparison to expected undiscounted future cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets, calculated as expected discounted future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(g)  FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Significant differences can arise between the fair value and carrying amounts of financial instruments that are recognized at historical cost amounts. The estimated fair values of all of the Company's financial instruments, excluding debt, approximate their carrying amounts in the consolidated balance sheets. The fair value of the Company's long-term debt was derived by evaluating the nature and terms of each term note and considering the prevailing economic and market conditions at the balance sheet date. The carrying amount of debt, including current portions, is approximately $910,000 at December 31, 1998 and the fair value is estimated to be approximately this amount.

                               ANTIGENICS L.L.C.
                         (A DEVELOPMENT STAGE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(h)  ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31, 1997 and 1998:

                                                           1997        1998
                                                         --------    --------
Sponsored research.....................................  $475,000    $     --
Other..................................................    95,869      48,134
                                                         --------    --------
                                                         $570,869    $ 48,134
                                                         ========    ========

(i)  MEMBERS' EQUITY OPTION PLAN

The Company accounts for options granted to employees and directors in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense is recorded on fixed members' equity option grants only if the current fair value of the underlying unit exceeds the exercise price of the option at the date of grant.

The Company accounts for members' equity options granted to non-employees on a fair value basis in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services". As a result, the non-cash charge to operations for non-employee options with vesting or other performance criteria is affected each reporting period by changes in the fair value of the Company's members' equity units.

As required, the Company also provides pro forma net loss and pro forma net loss per members' equity unit disclosures for employee and director members' equity option grants as if the fair-value-based method defined in SFAS No. 123 had been applied (see Note 5).

(j)  RESEARCH AND DEVELOPMENT

Research and development expenditures are expensed as incurred.

(k)  INCOME TAXES

As a Delaware limited liability company, no federal, state and local income taxes are levied on the Company. Each member of the Company is individually responsible for reporting his or her share of the Company's net income or loss on their personal tax returns. Therefore, no provision for income taxes and no deferred tax assets or liabilities are recognized in the accompanying consolidated financial statements.

(l)  NET LOSS PER MEMBERS' EQUITY UNIT

Basic earnings or loss per members' equity unit (EPU) is computed using the weighted average number of members' equity units outstanding during the period being reported on. Diluted EPU reflects the potential dilution that could occur if securities or other contracts to issue members' equity units were exercised or converted into members' equity units at the beginning of the period being reported on and the effect was dilutive. Net loss and weighted average members' equity units used for computing diluted EPU were the same as that used for computing basic EPU for each of the years ended December 31, 1996, 1997 and 1998 because the Company's members' equity options were not included in the calculation since the inclusion of such potential members' equity units would be antidilutive.

                               ANTIGENICS L.L.C.
                         (A DEVELOPMENT STAGE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(m)  SEGMENT INFORMATION

The Company is managed and operated as one business. The entire business is managed by a single management team that reports to the chief executive officer. The Company does not operate separate lines of business or separate business entities with respect to any of its product candidates. Accordingly, the Company does not prepare discrete financial information with respect to separate product areas or by location and does not have separately reportable segments as defined by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information".

(n)  RECENT ACCOUNTING PRONOUNCEMENTS

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities", which requires the costs of start-up activities and organization costs be expensed as incurred. The adoption of SOP 98-5 by the Company effective January 1, 1999 will be immaterial to the Company's consolidated financial statements.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including derivatives instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all the Company's fiscal quarters beginning January 1, 2001. This statement is not expected to affect the Company as it currently does not have derivative instruments or engage in hedging activities.

(3)  PLANT AND EQUIPMENT, NET

Plant and equipment, net at December 31, 1997 and 1998 consists of the following:

                                                                             ESTIMATED
                                                                            DEPRECIABLE
                                                  1997          1998           LIVES
                                               ----------    ----------    -------------
Furniture, fixtures and other..............    $  299,580    $  486,933    3 to 10 years
Laboratory and manufacturing equipment.....       621,187     1,426,427    3 to 10 years
Leasehold improvements.....................       180,128       224,580    2 to 5 years
Construction in progress...................            --     2,639,181
                                               ----------    ----------
                                                1,100,895     4,777,121
Less accumulated depreciation and
  amortization.............................       317,240       670,938
                                               ----------    ----------
                                               $  783,655    $4,106,183
                                               ==========    ==========

(4)  MEMBERS' EQUITY

Antigenics has one class of members' equity. All equity members' vote their equity interests in proportion to their respective unit interest in the Company. Net profits and losses of the Company for each fiscal year are allocated to the capital accounts of the members as described in the limited liability company agreement, generally in proportion to their respective unit ownership interests. No members are liable for any obligations of the Company or are required to contribute any additional capital related to the deficits incurred.

Since the formation of the Company in 1995 (see note 1), the Company has raised capital through private placement equity transactions. During 1996, the Company completed a private placement offering of

                               ANTIGENICS L.L.C.
                         (A DEVELOPMENT STAGE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

approximately 9,500 members' equity units in exchange for $10,600,000. Subscription notes receivable of $250,000 at December 31, 1996, which represent promissory notes from members in consideration of their equity contributions, were satisfied in full during 1997.

During 1997, the Company commenced a private placement offering, which resulted in approximately 3,800 members' equity units being sold for approximately $7,385,000 during 1997 and approximately 10,400 members' equity units being sold for approximately $20,077,000 during 1998. This offering was completed during early 1999 and resulted in an aggregate of approximately $27,572,000 being received by the Company over the three-year period.

Subscription notes receivable of $2,102,000 at December 31, 1998, which represent promissory notes from members in consideration of their equity contributions, were satisfied in full during 1999.

(5)  EQUITY OPTIONS

In March 1996, the board of managers approved an equity-based incentive compensation plan (the Plan). Pursuant to the provisions of the Plan, the board of managers may grant options to directors, employees and outside advisors to purchase members' equity units of the Company. At the date of grant, the board of managers sets the terms of the options including the exercise price and vesting period. The options granted through December 31, 1998 have vesting periods ranging up to five years. Options generally have a contractual life of ten years. A maximum of 7% of total equity, inclusive of the options granted, may be granted as options (approximately 7,800 options as of December 31, 1998).

The following summarizes activity for options granted to directors and employees:

                                                         OPTIONS       WEIGHTED     WEIGHTED
                                           MEMBERS'    EXERCISABLE     AVERAGE      AVERAGE
                                            EQUITY      AT END OF     GRANT-DATE    EXERCISE
                                           OPTIONS        YEAR        FAIR VALUE     PRICE
                                           --------    -----------    ----------    --------
Outstanding December 31, 1995............      --
  Granted................................   2,200                       $  121       $  250
  Exercised..............................      --                           --           --
                                            -----
Outstanding December 31, 1996............   2,200         1,500
                                                          =====
  Granted................................     276                          468          759
  Exercised..............................      --                           --           --
                                            -----
Outstanding December 31, 1997............   2,476         1,733
                                                          =====
  Granted................................     690                          845        1,241
  Exercised..............................      --                           --           --
                                            =====                       ======       ======
Outstanding December 31, 1998............   3,166         2,022
                                            =====         =====

Compensation expense recognized with respect to options issued to employees and directors is immaterial as the exercise price set by the board of managers generally is at an amount equal to or greater than the fair value of the members' equity units at the date of the option grant.

                               ANTIGENICS L.L.C.
                         (A DEVELOPMENT STAGE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

The following summarizes activity for options granted to outside advisors:

                                                          OPTIONS       WEIGHTED     WEIGHTED
                                             MEMBER     EXERCISABLE     AVERAGE      AVERAGE
                                             EQUITY      AT END OF     GRANT-DATE    EXERCISE
                                             OPTIONS       YEAR        FAIR VALUE     PRICE
                                             -------    -----------    ----------    --------
Outstanding December 31, 1995..............      --
  Granted..................................   2,574                      $  171       $  344
  Exercised................................      --                          --           --
                                              -----
Outstanding December 31, 1996..............   2,574        1,449
                                                           =====
  Granted..................................      --                          --           --
  Exercised................................      --                          --           --
                                              -----
Outstanding December 31, 1997..............   2,574        1,857
                                                           =====
  Granted..................................   1,115                       1,023          549
  Exercised................................    (224)                        298          250
                                              -----                      ======       ======
Outstanding December 31, 1998..............   3,465        1,921
                                              =====        =====

The 1996 option grants include 517 options granted to outside advisors with an exercise price which is determined based on fair value of the underlying units as the options vest. Compensation expense for these options is recognized as of the vesting date when the exercise price becomes known. In 1998, 138 of such options vested at an exercise price of approximately $1,118 per unit.

The charge to operations related to options granted to outside advisors totaled approximately $277,000, $63,000 and $472,000 for the years ended December 31, 1996, 1997 and 1998, respectively. At December 31, 1998, unrecognized expense for options granted to outside advisors which have not vested is approximately $703,000; such expense will be recognized over the remaining vesting period and is subject to change during the vesting period based upon the fair value of the Company's members' equity units.

A summary of options outstanding and exercisable, excluding the 1996 options described above, as of December 31, 1998, follows:

                                    OPTIONS OUTSTANDING
                        --------------------------------------------       OPTIONS EXERCISABLE
                                      WEIGHTED AVE.                    ----------------------------
      RANGE OF            NUMBER        REMAINING     WEIGHTED AVE.      NUMBER      WEIGHTED AVE.
   EXERCISE PRICES      OUTSTANDING   LIFE (YEARS)    EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
---------------------   -----------   -------------   --------------   -----------   --------------
$  250    -   $  750      5,258          7.73            $  301          3,972          $  250
$  751    -   $1,250        840          8.92             1,118            171           1,118
$1,251    -   $1,750         --            --                --             --              --
$1,751    -   $2,250        154          9.74             2,077             --              --
                          -----                                          -----
                          6,252                                          4,143
                          =====                                          =====

The Company accounts for options granted to employees and directors under APB Opinion No. 25. Had compensation cost for options granted to employees and directors been determined consistent with SFAS

                               ANTIGENICS L.L.C.
                         (A DEVELOPMENT STAGE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

No. 123, the Company's pro forma net loss and pro forma net loss per members' equity unit would have been as follows:

                                               YEAR ENDED      YEAR ENDED      YEAR ENDED
                                              DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                  1996            1997            1998
                                              ------------    ------------    ------------
Net loss:
  As reported...............................  $(2,158,559)    $(3,644,154)    $(8,267,614)
  Pro forma.................................   (2,342,028)     (3,694,280)     (8,370,709)
                                              ===========     ===========     ===========
Net loss per members' equity unit:
  As reported...............................  $    (25.43)    $    (40.71)    $    (86.42)
  Pro forma.................................       (27.59)         (41.27)         (87.49)
                                              ===========     ===========     ===========

The effects of applying SFAS No. 123, for either recognizing or disclosing compensation cost under such pronouncement, may not be representative of the effects on reported net income or loss for future years. The fair value of each option granted is estimated on the date of grant using an option-pricing model with the following weighted average assumptions:

                                                              1996    1997    1998
                                                              ----    ----    ----
Estimated volatility........................................   38%     57%     61%
Expected life in years -- employee and director options.....    6       6       6
Risk-free interest rate.....................................  6.3%    6.3%    5.4%
Dividend yield..............................................    0%      0%      0%

The Company estimates volatility for purposes of computing compensation expense on outside advisor options and for disclosure purposes using the volatility of public companies that the Company considers comparable. The expected life used to estimate the fair value of outside advisor options is equal to the contractual life of the option granted.

(6)  COMMITMENTS

In November 1994, the Company's predecessor entered into a Patent License Agreement (Mount Sinai Agreement) with the Mount Sinai School of Medicine (Mount Sinai). Through the Mount Sinai Agreement, the Company has obtained the exclusive licenses to the patent rights which resulted from the research and development performed by Dr. Pramod Srivastava, a director of the Company. Under the Mount Sinai Agreement, the Company agreed to pay Mount Sinai a nominal royalty on related product sales (as defined in the Mount Sinai Agreement) through the last expiration date of the patents under the Mount Sinai Agreement
(2015). In addition to these royalty payments, Mount Sinai was issued a nominal equity interest.

During 1995, Dr. Srivastava moved his research to Fordham University (Fordham). The Company's predecessor entered into a Patent License Agreement (Fordham Agreement) with Fordham, agreeing to reimburse Fordham for all approved costs incurred in the performance of the research. The Company's predecessor has also agreed to pay Fordham a nominal royalty on related product sales, as defined, through the last expiration date of the patents under the Fordham Agreement. This agreement ended in mid-1997. During 1995, 1996 and 1997, the direct and indirect costs incurred by the Company related to this agreement were approximately $546,000, $926,000 and $902,000, respectively, and are included in research and development expenses in the consolidated statements of operations for such years.

                               ANTIGENICS L.L.C.
                         (A DEVELOPMENT STAGE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

In February 1998, the Company entered into a research agreement with the University of Connecticut Health Center (UConn) and Dr. Srivastava. The agreement has a term of approximately five years and calls for payments to UConn totaling a minimum of $5,000,000, payable quarterly at the rate of $250,000 (contingent on the continuing employment of Dr. Srivastava by UConn). In addition, as research was begun by Dr. Srivastava in 1997, the Company agreed to pay approximately $475,000 for these previous services and expensed such amount as research and development during 1997. Research and development expense in the accompanying 1998 consolidated statement of operations includes approximately $1,000,000 of costs incurred under the UConn agreement. Royalties at varying rates are due to UConn upon commercialization of a product utilizing technology discovered during the research agreement.

In 1996, Antigenics entered into an agreement with Sloan-Kettering Institute for Cancer Research (Sloan Kettering) to conduct clinical studies. The Company is required to pay Sloan Kettering $10,000 for administration and start up costs and $4,000 per patient in the study.

On December 2, 1997, Antigenics entered into two agreements with The University of Texas M.D. Anderson Cancer Center (M.D. Anderson) to conduct clinical studies. The Company is required to pay M.D. Anderson a total of approximately $538,000 for expenses for the clinical study of approximately 90 patients and other related costs payable in four installments. In addition, on March 20, 1998 the Company entered into another clinical study with M.D. Anderson. Under such 1998 agreement, the Company is required to pay M.D. Anderson a total of approximately $118,000 for the study of 30 patients and other related costs payable in four installments.

In 1998, Antigenics entered into an agreement with the Johannes Gutenberg Universitat Mainz Klinikum (Universitat) to conduct additional clinical studies. The Company is required to pay the Universitat approximately $279,000 for expenses for the clinical study of approximately 30 patients. The first installment was paid upon signing the agreement.

In 1998, Antigenics entered into an agreement, as amended, with Sigma-Tau Farmaceutiche Riunite SpA (Sigma-Tau) to conduct clinical studies in Italy, Spain, Portugal and Switzerland. Under the agreement, Sigma-Tau is required to reimburse Antigenics for all costs incurred in relation to the clinical studies. In return, Antigenics has granted Sigma-Tau the exclusive right to negotiate a marketing and development agreement (the Development Agreement) for the exclusive use of Antigenics' patent rights and their product, and the right of first offer to negotiate licenses for other medical uses of their product, in Italy, Spain, Portugal and Switzerland. The Development Agreement has not been finalized. No costs associated with these clinical studies were incurred during 1998.

For the years ended December 31, 1996, 1997 and 1998, approximately $10,000, $4,000 and $255,000, respectively, has been expensed in the accompanying consolidated statements of operations related to the above mentioned clinical studies.

(7)  RELATED PARTY TRANSACTIONS

The Company rents office space for its New York City headquarters on a month-to-month basis and utilizes certain office services of an entity which is wholly-owned by the Company's chief executive officer and chairman of the board. Such transactions are recorded at the affiliate's cost and amounted to approximately $293,000, $557,000 and $211,000 for the years ended December 31, 1996, 1997 and 1998, respectively. From time to time the Company also pays general and administrative costs on behalf of the affiliated entity for which the Company is reimbursed on a current basis. As of December 31, 1998, the affiliated entity was indebted to the Company for $27,605 of costs paid on the affiliated entity's behalf. As

                               ANTIGENICS L.L.C.
                         (A DEVELOPMENT STAGE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

of December 31, 1997, the Company was indebted to the affiliated entity for $61,658 for rent and administrative services.

During 1997 and renewed each year thereafter, the Company obtained stand by letters of credit for the benefit of the related party in the amount of $375,000 in connection with the related party's lease of the New York City office space. These letters expire in January 2000.

(8)  LEASES

The Company leases administrative (see Note 7), laboratory and office facilities under various month-to-month and long-term lease arrangements. Rent expense, exclusive of the amounts included in Note 7, was approximately $134,000 and $685,000 for the years ended December 31, 1997 and 1998, respectively.

The future minimum rental payments under the Company's lease of its Woburn, Massachusetts manufacturing and laboratory facility, which expires in 2003, are as follows:

Year ending December 31:
  1999.........................................    $  447,516
  2000.........................................       447,516
  2001.........................................       447,516
  2002.........................................       447,516
  2003.........................................       279,698
                                                   ----------
                                                   $2,069,762
                                                   ==========

(9)  DEBT

In November 1998, the Company entered into a $3 million credit facility (increased to $5 million in May 1999) with a financial institution pursuant to which the Company can draw down amounts to make or refinance certain capital expenditures. As the Company utilizes the credit facility, separate term notes will be executed. Each term loan will have a term of forty-two months and the interest rate is fixed at the closing of each term loan. Each loan is collateralized by the equipment, fixtures, and improvements acquired with the proceeds of the loan.

On December 30, 1998, the Company closed its first term loan under the credit facility for approximately $910,000; the loan bears interest on the remaining balance at 13.954%.

The aggregate maturities of the term loan for each of the five years subsequent to December 31, 1998 are as follows: 1999 -- $200,497; 2000 -- $230,335;
2001 -- $264,613; 2002 -- $214,059.

(10)  SUBSEQUENT EVENT

On June 21, 1999, Antigenics entered into another agreement with M.D. Anderson to conduct clinical studies. The Company is required to pay M.D. Anderson a total of approximately $277,000 for the clinical study of approximately 40 patients and other related costs payable in installments of over two years.

(11)  PRO FORMA INCOME TAX PROVISION (UNAUDITED)

As discussed in Note 2(k), the Company is not subject to income taxes and therefore does not provide for income taxes in its consolidated financial statements. Had the Company been organized as a tax paying entity for the year ended December 31, 1998, there would be no pro forma income tax provision because of a loss before income taxes and the need to recognize a valuation allowance on all gross deferred tax assets. Given the Company's past history of incurring operating losses, management believes that it is more likely than not that any deferred tax assets will not be realized.

                               ANTIGENICS L.L.C.
                         (A DEVELOPMENT STAGE COMPANY)

                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1999
                                  (UNAUDITED)

                                                                SEPTEMBER 30,
                                                                    1999
                                                                -------------
ASSETS
Cash and cash equivalents...................................    $ 12,611,690
Prepaid expenses............................................         196,424
Other assets................................................         418,065
                                                                ------------
          Total current assets..............................      13,226,179
Plant and equipment, net....................................       7,979,666
Other assets................................................          74,071
                                                                ------------
          Total assets......................................    $ 21,279,916
                                                                ============
LIABILITIES AND MEMBERS' EQUITY
Accounts payable............................................    $    986,552
Accrued liabilities.........................................         394,502
Due to related party........................................           7,994
Current portion, long-term debt.............................         781,061
                                                                ------------
          Total current liabilities.........................       2,170,109

Long-term debt..............................................       2,367,578

Members' capital -- no stated value; 104,086 units issued...      45,210,542
Deficit accumulated during development stage................     (28,468,313)
                                                                ------------
          Total members' equity.............................      16,742,229
Commitments and contingencies...............................
                                                                ------------
          Total liabilities and members' equity.............    $ 21,279,916
                                                                ============

     See accompanying notes to unaudited consolidated financial statements.

                               ANTIGENICS L.L.C.
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
           FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999, AND
             FOR THE PERIOD FROM MARCH 31, 1994 (DATE OF INCEPTION)
                             TO SEPTEMBER 30, 1999
                                  (UNAUDITED)

                                                                                         MARCH 31,
                                                                                           1994
                                                                                         (DATE OF
                                                    NINE MONTHS ENDED SEPTEMBER 30,    INCEPTION) TO
                                                    -------------------------------    SEPTEMBER 30,
                                                        1998              1999             1999
                                                    -------------    --------------    -------------
Revenue...........................................   $        --      $         --     $         --
Expenses:
  Research and development........................    (4,072,149)       (6,925,828)     (17,805,732)
  General and administrative......................    (1,822,867)       (3,825,120)     (11,485,924)
  Depreciation and amortization...................      (272,822)         (726,038)      (1,422,385)
                                                     -----------      ------------     ------------
          Total operating loss....................    (6,167,838)      (11,476,986)     (30,714,041)
Other income/(expense):
  Non-operating income............................            --                --          249,988
  Interest expense................................            --          (151,653)        (151,653)
  Interest income.................................       580,352           640,672        2,147,393
                                                     -----------      ------------     ------------
          Net loss................................   $(5,587,486)     $(10,987,967)    $(28,468,313)
                                                     ===========      ============     ============
Net loss per members' equity unit, basic and
  diluted.........................................   $    (62.06)     $    (105.57)
                                                     ===========      ============
Weighted average members' units outstanding, basic
  and diluted.....................................        90,032           104,079
                                                     ===========      ============

     See accompanying notes to unaudited consolidated financial statements.

                               ANTIGENICS L.L.C.
                         (A DEVELOPMENT STAGE COMPANY)

                   CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND
               THE PERIOD FROM MARCH 31, 1994 (DATE OF INCEPTION)
                             TO SEPTEMBER 30, 1999
                                  (UNAUDITED)

                                                                            DEFICIT
                                                                          ACCUMULATED
                                                           SUBSCRIPTION      DURING
                                              MEMBERS'        NOTES       DEVELOPMENT
                                    UNITS      CAPITAL      RECEIVABLE       STAGE          TOTAL
                                   -------   -----------   ------------   ------------   ------------
Balance at March 31, 1994........       --   $        --   $        --    $         --   $         --
Net loss.........................       --            --            --        (183,440)      (183,440)
Issuance of units................   65,200       400,010            --              --        400,010
                                   -------   -----------   -----------    ------------   ------------

Balance at December 31, 1994.....   65,200       400,010            --        (183,440)       216,570
Net loss.........................       --            --            --      (3,226,579)    (3,226,579)
Issuance of units................    6,000     1,500,000      (150,000)             --      1,350,000
Grant of members' equity units...    8,800     2,200,000            --              --      2,200,000
                                   -------   -----------   -----------    ------------   ------------

Balance at December 31, 1995.....   80,000     4,100,010      (150,000)     (3,410,019)       539,991
Net loss.........................       --            --            --      (2,158,559)    (2,158,559)
Grant and recognition of
  options........................       --       276,676            --              --        276,676
Payment of subscription notes
  receivable.....................       --            --       150,000              --        150,000
Issuance of units................    9,512    10,600,000      (250,000)             --     10,350,000
                                   -------   -----------   -----------    ------------   ------------

Balance at December 31, 1996.....   89,512    14,976,686      (250,000)     (5,568,578)     9,158,108
Net loss.........................       --            --            --      (3,644,154)    (3,644,154)
Payment of subscription notes
  receivable.....................       --            --       250,000              --        250,000
Grant and recognition of
  options........................       --        62,815            --              --         62,815
Issuance of units................    3,842     7,385,000            --              --      7,385,000
                                   -------   -----------   -----------    ------------   ------------

Balance at December 31, 1997.....   93,354    22,424,501            --      (9,212,732)    13,211,769
Net loss.........................       --            --            --      (8,267,614)    (8,267,614)
Grant and recognition of
  options........................       --       472,023            --              --        472,023
Exercise of options..............      224       250,000            --              --        250,000
Issuance of units................   10,446    20,076,985    (2,102,000)             --     17,974,985
                                   -------   -----------   -----------    ------------   ------------

Balance at December 31, 1998.....  104,024    43,223,509    (2,102,000)    (17,480,346)    23,641,163
Net loss.........................       --            --            --     (10,987,967)   (10,987,967)
Payment of subscription notes
  receivable.....................       --            --     2,102,000              --      2,102,000
Grant and recognition of
  options........................       --     1,877,033            --              --      1,877,033
Issuance of units................       62       110,000            --              --        110,000
                                   -------   -----------   -----------    ------------   ------------

Balance at September 30, 1999....  104,086   $45,210,542   $        --    $(28,468,313)  $ 16,742,229
                                   =======   ===========   ===========    ============   ============

     See accompanying notes to unaudited consolidated financial statements.

                               ANTIGENICS L.L.C.
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
           FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 AND
             FOR THE PERIOD FROM MARCH 31, 1994 (DATE OF INCEPTION)
                             TO SEPTEMBER 30, 1999
                                  (UNAUDITED)

                                                                                     MARCH 31,
                                                                                       1994
                                                                                     (DATE OF
                                                           SEPTEMBER 30,           INCEPTION) TO
                                                    ---------------------------    SEPTEMBER 30,
                                                       1998            1999            1999
                                                    -----------    ------------    -------------
Cash flows from operating activities:
  Net loss......................................    $(5,587,486)   $(10,987,967)   $(28,468,313)
  Adjustments to reconcile net loss to net cash
     used in operating activities:
     Depreciation and amortization..............        272,822         726,038       1,422,385
     Members' equity options....................        181,734       1,877,033       2,688,546
     Members' equity grant......................             --              --       2,200,000
  Changes in operating assets and liabilities:
     Other assets...............................        (28,536)       (396,876)       (492,136)
     Prepaid assets.............................         21,631          34,208        (196,424)
     Organization costs.........................             --              --         (32,934)
     Accounts payable...........................        109,740      (1,050,262)        986,552
     Accrued liabilities........................       (497,572)        346,368         394,502
     Due to/from related party, net.............         19,409          35,599           7,994
                                                    -----------    ------------    ------------
       Net cash used in operating activities....     (5,508,258)     (9,415,859)    (21,489,828)
                                                    -----------    ------------    ------------
Cash flows from investing activities:
  Purchase of plant and equipment...............     (1,047,274)     (4,591,636)     (9,401,059)
  Proceeds from the sale of plant and
     equipment..................................             --              --          31,942
                                                    -----------    ------------    ------------
       Net cash used in investing activities....     (1,047,274)     (4,591,636)     (9,369,117)
                                                    -----------    ------------    ------------
Cash flows from financing activities:
  Members' equity contributions.................      6,525,000       2,212,000      40,071,995
  Exercise of members' equity options...........             --              --         250,000
  Proceeds from debt............................             --       2,514,656       3,424,160
  Repayments of debt............................             --        (275,520)       (275,520)
                                                    -----------    ------------    ------------
       Net cash provided by financing
          activities............................      6,525,000       4,451,136      43,470,635
                                                    -----------    ------------    ------------
Net (decrease) increase in cash and cash
  equivalents...................................        (30,532)     (9,556,359)     12,611,690
Cash and cash equivalents at beginning of
  period........................................     13,086,402      22,168,049              --
                                                    -----------    ------------    ------------
Cash and cash equivalents at end of period......    $13,055,870      12,611,690      12,611,690
                                                    ===========    ============    ============
Supplemental cash flow information:
  Interest paid.................................    $        --    $    151,653    $    151,653
                                                    ===========    ============    ============

     See accompanying notes to unaudited consolidated financial statements.

                               ANTIGENICS L.L.C.
                         (A DEVELOPMENT STAGE COMPANY)

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999

(A)  BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999. For further information, refer to the Company's consolidated financial statements for the year ended December 31, 1998 and footnotes thereto included elsewhere in this prospectus.

(B)  ACCOUNTING FOR ORGANIZATIONAL COSTS

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities", which requires that the costs of start-up activities and organization costs be expensed as incurred. The Company adopted the provisions of SOP 98-5 effective January 1, 1999; the adoption had an immaterial effect on the Company's consolidated financial statements.

(C)  EQUITY OPTIONS

During the nine months ended September 30, 1999, the Company granted 1,620 members' equity options to employees and directors with exercise prices at or above the fair value of the underlying units at the date of grant (exercise prices ranging from $1,118 to $2,077 per unit). In addition, the Company granted 1,321 members' equity options to outside advisors of which 482 options vested immediately and the remainder vest over periods of up to three years. The outside advisors' options were granted at exercise prices ranging from $1,118 to $2,402 per unit.

For the nine months ended September 30, 1998 and 1999, the charge to operations related to options granted to and earned by outside advisors totaled approximately $182,000 and $1,877,000, respectively. At September 30, 1999, unrecognized expense for options granted to outside advisors which have not vested is approximately $1,932,000; such expense will be recognized over the remaining vesting period and is subject to change each reporting period based upon the fair value of the Company's members' equity units.

(D)  COMMITMENTS

On June 21, 1999, Antigenics entered into another agreement with M.D. Anderson to conduct clinical studies. The Company is required to pay M.D. Anderson a total of approximately $277,000 for the clinical study of approximately 40 patients and other related costs payable in installments over two years.

Under Antigenics' agreement with Sigma-Tau Farmaceutiche Riunite SpA (Sigma-Tau) to conduct clinical studies in Italy, Sigma-Tau is required to reimburse Antigenics for all costs incurred in relation to the clinical studies. During 1999, Antigenics incurred approximately $266,000 of costs on behalf of Sigma-Tau associated with this agreement. This amount is included in other assets in the accompanying consolidated balance sheet.

                               ANTIGENICS L.L.C.
                         (A DEVELOPMENT STAGE COMPANY)

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(E) RELATED PARTY TRANSACTIONS

In November 1999, the Company signed a long-term lease agreement for its New York City headquarters with an entity wholly-owned by the Company's chief executive officer and chairman of the board. The lease expires in December 2006 and requires annual rental payments of approximately $312,000 equal to the related party's cost.

(F) SUBSEQUENT EVENTS

  Private Placement of Members' Equity

In November 1999, the Company raised gross proceeds of approximately $39.2 million from the sale of approximately 16,327 members' equity units through a private equity placement and incurred approximately $293,000 of private placement expenses. As of November 29, 1999, the Company has a subscriptions receivable of approximately $653,000 related to the private placement. Each member participating in this private placement received a warrant to purchase an additional 10% of the units acquired in this offering, rounded to the nearest whole number, at a price of approximately $2,402 per unit. The warrants expire September 30, 2002. The warrants permit conversion on a net exercise basis upon the completion of an initial public offering (IPO) of the Company's equity. Each member participating in this private placement also received registration rights in the event of an IPO.

  Initial Public Offering

In November 1999, the Company created a subsidiary, Antigenics Inc. in contemplation of the Company's IPO. The board of directors of Antigenics Inc. authorized the filing of a registration statement with the Securities and Exchange Commission (SEC) to sell shares of its common stock in connection with the proposed IPO. Concurrently with the completion of the IPO, the Company will be converted from a limited liability company to a corporation through a merger with and into Antigenics Inc. All members will exchange their respective member interests for shares of common stock in Antigenics Inc. If the IPO is not completed, the conversion to the corporation will not take place.

  Adoption of Employee Stock Purchase Plan

In connection with the proposed IPO, the board of directors of Antigenics Inc. approved an employee stock purchase plan. Under the plan, employees may purchase shares of common stock at a discount from fair market value. There are 300,000 shares of common stock reserved for issuance under the purchase plan. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended. Rights to purchase common stock under the purchase plan are granted at the discretion of the compensation committee, which determines the frequency and duration of individual offerings under the plan and the dates when stock may be purchased. Eligible employees participate voluntarily and may withdraw from any offering at any time before stock is purchased. Participation terminates automatically upon termination of employment. The purchase price per share of common stock in an offering will not be less than 85% of the lesser of its fair market value at the beginning of the offering period or on the applicable exercise date and may be paid through payroll deductions, periodic lump sum payments or a combination of both. The plan terminates on November 15, 2009.

                               ANTIGENICS L.L.C.
                         (A DEVELOPMENT STAGE COMPANY)

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Adoption of Equity Incentive Plan

In connection with the proposed IPO, the board of directors of Antigenics Inc. approved an employee equity incentive plan. Antigenics' equity incentive plan authorizes the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options for the purchase of an aggregate of 4,500,000 shares (subject to adjustment for stock splits and similar capital changes) of common stock to Antigenics' employees and, in the case of non-qualified stock options, to consultants and directors of Antigenics Inc. or any affiliate, as defined in the equity plan. The board of directors has appointed the compensation committee to administer the equity plan. Members' equity options outstanding under the Company's current equity-based incentive compensation plan will be exchanged for stock options under the new equity incentive plan at the closing of the IPO.

(G) PRO FORMA INCOME TAX PROVISION

The Company is not subject to income taxes and therefore does not provide for income taxes in its consolidated financial statements. Had the Company been organized as a tax paying entity for the nine-month period ended September 30, 1999, there would be no pro forma income tax provision because of a loss before income taxes and the need to recognize a valuation allowance on all gross deferred tax assets. Given the Company's past history of incurring operating losses, management believes that it is more likely than not that any deferred tax assets will not be realized.

                                                 SHARES

                                ANTIGENICS INC.

                                  COMMON STOCK

                           [LOGO OF ANTIGENICS INC.]

                        -------------------------------

                                   PROSPECTUS

                        -------------------------------


Until                2000, all dealers that effect transactions in these
securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                           U.S. Bancorp Piper Jaffray

                               Robertson Stephens

                                            , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the registration fee and the NASD filing fee.

                                                                 AMOUNT
                                                                 TO BE
                                                                  PAID
                                                                --------
Registration fee............................................    $ 12,788
NASD filing fee.............................................       5,100
Nasdaq National Market listing fee..........................       *
Printing and engraving......................................       *
Legal fees and expenses.....................................       *
Accounting fees and expenses................................     200,000
Transfer Agent fees.........................................       3,500
Miscellaneous...............................................       *
                                                                --------
          Total.............................................    $
                                                                ========

---------------

* To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys' fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit. And with the further limitation that in these actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

Article V of Antigenics' By-laws provides that Antigenics shall, to the extent legally permitted, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was, or has agreed to become, a director or officer of Antigenics, or is or was serving, or has agreed to serve, at the request of Antigenics, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprises. The indemnification provided for in Article V is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such persons.

Section 145(g) of the Delaware General Corporation Law and Article V of By-laws of Antigenics provide that the company shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents, against any liability asserted against and incurred by such persons in any such capacity.

Antigenics has entered into indemnification agreements with each of its directors and executive officers and has obtained insurance covering its directors and officers against losses and insuring Antigenics against certain of its obligations to indemnify its directors and officers.

Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

Pursuant to the Delaware General Corporation Law, Section 7 of Article FIFTH of the Certificate of Incorporation of Antigenics eliminates a director's personal liability for monetary damages to Antigenics and its shareholders for breach of fiduciary duty as a director, except in circumstances involving a breach of the director's duty of loyalty to Antigenics or its shareholders, acts or omissions not in good faith, intentional misconduct, knowing violations of the law, self-dealing or the unlawful payment of dividends or repurchase of stock.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

We have sold and issued the following securities in the previous three years.

In 1996, we completed a private placement offering of equity interests in Antigenics L.L.C. equal to 10.6% of the total post-offering equity interests in the L.L.C. for an aggregate sale price of $10,600,000.

In January 1999, we completed a private placement offering of equity interests in Antigenics L.L.C. equal to 13.8% of the total post-offering equity interests in the L.L.C. for an aggregate sales price of $27,572,000.

In November 1999, we completed a private placement offering of (i) equity interests in Antigenics L.L.C. equal to 13.56% of the total post-offering equity interests in the L.L.C. and (ii) warrants to purchase equity interests in the L.L.C. equal to 1.36% of the total post-offering equity interests in the L.L.C. The equity interests and warrants were sold for an aggregate of approximately $39,200,000.

All of the above sales of L.L.C. equity interests were made in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, as transactions not involving a public offering.

We have from time to time granted options to purchase equity interests in Antigenics L.L.C. These options have a weighted average exercise price of per one percent equity interest in the L.L.C. and are, in the aggregate,
exercisable for      % of the total equity interests in the L.L.C. assuming all of these options are exercised. The options were issued in reliance upon exemptions from registration pursuant to either Section 4(2) of the Securities Act of 1933, as amended, or Rule 701 promulgated under the Securities Act of 1933, as amended.

Concurrently with the closing of this offering, the registrant will merge with Antigenics, L.L.C. Members of the L.L.C. will receive shares of the registrant's common stock in exchange for their equity interests at a rate of shares per percentage equity interest, for an aggregate of approximately shares of common stock. The issuance of the registrant's common stock upon contribution of the equity interests in the L.L.C. will be made in reliance on the exemption from registration under
Section 4(2) of the Securities Act of 1933 and Rule 506 thereunder as a transaction not involving a public offering.

The registrant retained two placement agents in connection with the November 1999 private placement who received aggregate compensation of $217,769 in cash and $76,298 in members' equity for their services. There were no underwriters employed in connection with any of the other transactions set forth in Item 15.

For additional information concerning these equity investment transactions, reference is made to the information contained under the caption "Certain Relationships and Related Transactions" in the form of prospectus included herein.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a)  Exhibits

     See the Exhibit Index, which is incorporated herein by reference.

     (b)  Financial Statement Schedules

     None.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Woburn, Commonwealth of Massachusetts, on November 30, 1999.

                                          ANTIGENICS INC.

                                          By: /s/ GARO ARMEN
                                            ------------------------------------
                                              Garo H. Armen
                                              Chief Executive Officer and
                                              Chairman of the Board of Directors

                               POWER OF ATTORNEY

We, the undersigned officers and directors of Antigenics Inc., hereby severally constitute and appoint Garo H. Armen, Ph.D. and Edward Brodsky, and each of them singly, our true and lawful attorneys-in-fact, with full power to them in any and all capacities, to sign any amendments to this Registration Statement, and any related Rule 462(b) registration statement or amendment thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE                                                       TITLE                      DATE
---------                                                       -----                      ----
/s/ GARO ARMEN                                       Chief Executive Officer and     November 30, 1999
---------------------------------------------------    Chairman of the Board of
Garo Armen, Ph.D.                                      Directors (Principal
                                                       Executive Officer and
                                                       Principal Financial and
                                                       Accounting Officer)

/s/ PRAMOD SRIVASTAVA                                Director                        November 30, 1999
---------------------------------------------------
Pramod Srivastava, Ph.D.

/s/ NOUBAR AFEYAN                                    Director                        November 30, 1999
---------------------------------------------------
Noubar Afeyan, Ph.D.

/s/ EDWARD BRODSKY                                   Director                        November 30, 1999
---------------------------------------------------
Edward Brodsky

/s/ GAMIL DE CHADAREVIAN                             Director                        November 30, 1999
---------------------------------------------------
Gamil de Chadarevian

/s/ TOM DECHAENE                                     Director                        November 30, 1999
---------------------------------------------------
Tom Dechaene

/s/ DONALD PANOZ                                     Director                        November 30, 1999
---------------------------------------------------
Donald Panoz

/s/ MARTIN TAYLOR                                    Director                        November 30, 1999
---------------------------------------------------
Martin Taylor

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
  1.1+    Form of Underwriting Agreement.
  2.1+    Form of Agreement and Plan of Merger of Antigenics Inc. and
          Antigenics L.L.C.(1)
  3.1     Certificate of Incorporation of Antigenics Inc.
  3.2     By-laws of Antigenics Inc.
  4.1     Form of Common Stock Certificate.
  4.2+    Form of Warrant to purchase interests, together with a list of holders.
  5.1+    Opinion of Palmer & Dodge LLP.
 10.1*    1999 Equity Incentive Plan.
 10.2*    1999 Employee Stock Purchase Plan.
 10.3     Founding Scientist's Agreement between Antigenics and Pramod
          K. Srivastava dated March 28, 1995.
 10.4     Form of Indemnification Agreement between Antigenics and its directors and executive officers. These agreements are
          materially different only as to the signatories and the
          dates of execution.
 10.5     Lease Agreement between Antigenics and Cummings Property
          Management, Inc. dated May 28, 1998, as amended on December
          10, 1998.
 10.6     License Agreement between GHA Management Corporation and
          Antigenics dated November 12, 1999.
 10.7     Master Loan and Security Agreement between Antigenics and
          Finova Technology Finance, Inc. dated November 19, 1998.
          (Schedules have been omitted but will be furnished to the
          Commission upon its request).
 10.8     Patent License Agreement between Antigenics and Mount Sinai
          School of Medicine dated November 1, 1994, as amended on
          June 5, 1995.(2)
 10.9     Sponsored Research and Technology License Agreement between
          Antigenics and Fordham University dated March 28, 1995, as amended on March 22, 1996.(2)
 10.10    Research Agreement between Antigenics and The University of
          Connecticut Health Center dated February 18, 1998.(2)
 10.11    License Agreement between Antigenics and Duke University
          dated March 4, 1999.(2)
 10.12    License Agreement between Antigenics and University of Miami dated April 12, 1999.(2)
 10.13    Letter Agreement between Antigenics and Sigma-Tau Industrie
          Farmaceutiche Riunite SpA dated June 3, 1998.(2)
 10.14    Letter Agreement between Antigenics and Medison Pharma Ltd.
          dated November 15, 1999.(2)
 10.15+   Amendment to Letter Agreement between Antigenics and
          Sigma-Tau Industrie Farmaceutiche Riunite SpA dated October
          20, 1999.
 10.16*   Employment Agreement between Antigenics and Elma Hawkins,
          Ph.D. dated June 1, 1998.
 10.17+*  Antigenics 401(k) Plan.
 23.1     Consent of KPMG LLP.
 23.2+    Consent of Palmer & Dodge LLP. Included in the opinion to be filed by amendment as Exhibit 5.1.
 24.1     Power of Attorney. Included on signature page hereto.
 27.1     Financial Data Schedule (available in EDGAR format only).

---------------------------------------------
 * Indicates a management contract or compensatory plan.

(1)As proposed to be filed with the Secretary of State of the State of Delaware concurrently with the closing of the offering.

(2)This Exhibit has been filed separately with the Commission pursuant to an application for confidential treatment. The confidential portions of this Exhibit have been omitted and are marked by an asterisk.

+ To be filed by amendment.